 Filed Pursuant to General Instruction II.L. of Form F-10
 File No. 333-283687
PROSPECTUS SUPPLEMENT
(to the Short Form Base Shelf Prospectus dated December 9, 2024)
FORTIS INC.
6.625% FIXED-TO-FIXED RATE JUNIOR SUBORDINATED NOTES DUE 2057
6.875% FIXED-TO-FIXED RATE JUNIOR SUBORDINATED NOTES DUE 2057
We are offering US$500,000,000 aggregate principal amount of our 6.625% fixed-to-fixed rate junior subordinated notes due March 30, 2057 (the “NC5 Notes”) and US$500,000,000 aggregate principal amount of our 6.875% fixed-to-fixed rate junior subordinated notes due March 30, 2057 (the “NC10 Notes” and, together with the NC5 Notes, the “Notes”). We will pay interest on each series of Notes in equal installments semi-annually in arrears on March 30 and September 30 of each year, commencing on March 30, 2027. Unless redeemed earlier, the NC5 Notes will mature on March 30, 2057 (the “Maturity Date” with respect to the NC5 Notes) and the NC10 Notes will mature on March 30, 2057 (the “Maturity Date” with respect to the NC10 Notes).
The NC5 Notes will bear interest at a rate of 6.625% per year from, and including, September 21, 2026 to, but excluding, March 30, 2032. From, and including, March 30, 2032 and every fifth anniversary of such date thereafter prior to the Maturity Date (each such date, an “Interest Rate Reset Date” for the NC5 Notes), the NC5 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate as of the most recent Interest Rate Calculation Date (as defined in the Description of the Notes) plus 2.016%; provided that the interest rate during any Interest Rate Reset Period (as defined in the Description of the Notes) for the NC5 Notes will not reset below 6.625% (which equals the initial interest rate on the NC5 Notes). The NC10 Notes will bear interest at a rate of 6.875% per year from, and including, September 21, 2026 to, but excluding, March 30, 2037. From, and including, March 30, 2037 and every fifth anniversary of such date thereafter prior to the Maturity Date (each such date, an “Interest Rate Reset Date” for the NC10 Notes), the NC10 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate as of the most recent Interest Rate Calculation Date plus 2.042%; provided that the interest rate during any Interest Rate Reset Period for the NC10 Notes will not reset below 6.875% (which equals the initial interest rate on the NC10 Notes).
The Notes will be issued in minimum denominations of US$2,000 or any integral multiple of US$1,000 in excess thereof.
This prospectus supplement (the “Prospectus Supplement”), together with the short form base shelf prospectus to which it relates dated December 9, 2024 (as amended or supplemented, the “Shelf Prospectus”, and as supplemented by the Prospectus Supplement, the “Prospectus”), qualifies the Notes for distribution in each of the provinces of Canada. The Offering (as defined below) is being made concurrently in each of the provinces of Canada under the terms of the Prospectus, and in the United States under the terms of our registration statement on Form F-10 (File No. 333-283687) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) on December 9, 2024. We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare the Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.
You should be aware that the acquisition of Notes may have tax consequences both in Canada and in the United States. This Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion under “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this Prospectus Supplement.
Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Newfoundland and Labrador, that most of our officers and directors are residents of Canada, that some of the experts named in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference in the Prospectus are residents of Canada and that a substantial portion of our assets and all or a substantial portion of the assets of said persons are located outside of the United States. See “Enforceability of Civil Liabilities.”
NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THE NOTES OFFERED HEREBY, OR PASSED UPON THE ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The Notes will be issued in United States dollars, and unless otherwise indicated, all dollar amounts and references to “US$” and “$” are to United States dollars, and references to “C$” are to Canadian dollars. The Notes will be our unsecured, subordinated obligations, and payment of the principal of and interest on the Notes will be subordinated in right of payment to our Senior
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Indebtedness (as defined herein). The Notes are not guaranteed by, and will be structurally subordinated to all debt and other liabilities of, any of our subsidiaries. See “Description of the Notes — Subordination”.
We may, at our option, in whole at any time or in part from time to time before maturity redeem either series of Notes at the applicable redemption price or otherwise as described in this Prospectus Supplement, together, in each case, with accrued but unpaid interest to but excluding the redemption date. See “Description of the Notes — Optional Redemption”.
Investing in the Notes of either series involves certain risks that should be considered by a prospective purchaser. See the section of this Prospectus Supplement entitled “Risks Related to the Notes”.
The Notes offered hereby will generally be qualified investments under the Income Tax Act (Canada). See “Eligibility for Investment”.
Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
	Price to the Public(1)	Underwriters’ Fee(2)	Net Proceeds to Fortis(3)
Per US$1,000 principal amount of NC5 Notes(4)	US$ 1,000	US$ 10	US$ 990
Per US$1,000 principal amount of NC10 Notes(5)	US$ 1,000	US$ 10	US$ 990
Total	US$1,000,000,000	US$10,000,000	US$990,000,000

(1)
Interest on each series of Notes will accrue from September 21, 2026 to the date of delivery. The price to the public set forth above does not include accrued interest, if any.

(2)
We have agreed to indemnify the Underwriters (as defined below) against certain liabilities. See “Plan of Distribution”.

(3)
Before deducting expenses of the issue estimated at US$4 million which, together with the Underwriters’ Fee, will be paid out of our general funds. See “Plan of Distribution”.

(4)
In respect of the NC5 Notes, per US$1,000 principal amount, the price to the public is 100.000%, Underwriters’ Fee is 1.000% and net proceeds to Fortis is 99.000%.

(5)
In respect of the NC10 Notes, per US$1,000 principal amount, the price to the public is 100.000%, Underwriters’ Fee is 1.000% and net proceeds to Fortis is 99.000%.

There is no market through which the Notes of either series may be sold and purchasers may not be able to resell Notes purchased under this Prospectus Supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risks Related to the Notes — Active trading markets for the Notes may not develop”.
Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., Wells Fargo Securities, LLC, BofA Securities, Inc., BMO Capital Markets Corp., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, National Bank of Canada Financial Inc., Academy Securities, Inc. and Desjardins Securities Inc. (collectively, the “Underwriters”), as underwriters, offer the Notes, subject to prior sale, if, as and when issued by us, and accepted by the Underwriters in accordance with the terms and conditions set forth in the Underwriting Agreement (as defined herein) referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of us by Davies Ward Phillips & Vineberg LLP (Toronto), in Canada, and Davies Ward Phillips & Vineberg LLP (New York), in the United States, and on behalf of the Underwriters by Stikeman Elliott LLP, in Canada, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, in the United States. The Underwriters will receive an aggregate fee of US$10,000,000. The Offering of the Notes is being made through the Underwriters or their Affiliates that are permitted under applicable securities laws to offer and sell the Notes in the United States or the provinces of Canada, as applicable. In connection with the offering of the Notes under this Prospectus Supplement (the “Offering”), the Underwriters may, subject to applicable laws, effect transactions that are intended to stabilize or maintain the market price of either series of Notes offered hereunder at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time without notice. See “Plan of Distribution”.
Each of Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., Wells Fargo Securities, LLC, BofA Securities, Inc., BMO Capital Markets Corp., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, National Bank of Canada Financial Inc. and Desjardins Securities Inc. is an Affiliate of a bank or financial institution that has, either solely or as a member of a syndicate of financial institutions, extended credit facilities to, or holds other indebtedness of, us and/or our subsidiaries (the “Existing Indebtedness”). Consequently, we may be considered a “connected issuer” of these Underwriters within the meaning of applicable securities legislation in the provinces of Canada. See “Plan of Distribution”.
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Closing of the Offering and delivery of the Notes in book-entry only form through The Depository Trust Company (“DTC”) is expected to occur on or about September 21, 2026 (the “Closing Date”) or such other date as may be agreed upon by us and the Underwriters, but not later than September 23, 2026. See “Book-Entry Only System”. DTC or its nominee will hold the Notes in book-entry only form as depositary for the participants of DTC (the “Participants”). We understand that a purchaser of Notes will receive only a customer confirmation from the registered dealer (who is a Participant) from or through whom such Notes are purchased. Except as otherwise stated herein, holders of Notes will not be entitled to receive physical certificates representing their ownership thereof.
Each of Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Margarita K. Dilley, Ms. Julie A. Dobson, Mr. Gregory E. Knight, Ms. Gianna M. Manes and Mr. David G. Hutchens is a director of Fortis who resides outside of Canada. Each of Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Margarita K. Dilley, Ms. Julie A. Dobson, Mr. Gregory E. Knight, Ms. Gianna M. Manes and Mr. David G. Hutchens has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforceability of Civil Liabilities.”
Prospective purchasers should rely only on the information contained in the Prospectus and the documents incorporated or deemed to be incorporated herein. Neither we nor any of the Underwriters has authorized anyone to provide information different from that contained in the Prospectus and the documents incorporated or deemed to be incorporated herein. See “Notice to Readers”.
Joint Book-Running Managers
Morgan Stanley	MUFG	Wells Fargo Securities	BofA Securities
Co-Managers
BMO Capital Markets	CIBC Capital Markets	RBC Capital Markets	Scotiabank	TD Securities
National Bank of Canada Capital Markets
Academy Securities	Desjardins Capital Markets
September 9, 2026.

Prospectus Supplement

Prospectus

S-i

NOTICE TO READERS
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Notes that we are offering and also adds to and updates certain information contained in the Shelf Prospectus and the documents incorporated by reference herein and therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Notes being offered pursuant to this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering.
If the description of the Notes varies between this Prospectus Supplement and the Shelf Prospectus, you should rely on the information in this Prospectus Supplement.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Notes in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.
Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus Supplement to “Fortis”, “we”, “us” and “our” refer to Fortis Inc. and our consolidated subsidiaries.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Capitalized terms used but not otherwise defined in this “Special Note Regarding Forward-Looking Statements” have the meanings ascribed thereto under the heading “Glossary”.
The Prospectus, including the documents incorporated herein by reference, contains forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (which we refer to as “forward-looking information”). The forward-looking information reflects our current expectations regarding our future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2026 through 2030; expected funding sources for the capital plan, including sources of common equity; forecast midyear rate base for 2030 and forecast five-year rate base compound annual growth rate through 2030; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2030; expected nature, timing and benefits of additional opportunities to expand and extend growth beyond the capital plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources, transmission investments associated with the Midcontinent Independent System Operator (“MISO”) Long Range Transmission Plan (“MISO LRTP”), as well as regional transmission in New York, grid resiliency and climate adaptation investments, investments in renewable gas and liquefied natural gas infrastructure in British Columbia, and energy infrastructure investments to support the acceleration of load growth; the expectation that Fortis is positioned well for future investment opportunities; the potential for competition to the transmission business and/or challenges to existing right of first refusal statutes applicable to the transmission business to restrict future growth; the potential for changes to government energy policies to impact the competitiveness of natural gas relative to other energy sources; Tucson Electric Power Company’s (“Tucson Electric Power”) plans to convert Springerville Units 1 and 2 from coal-fired generation to natural gas fired generation by 2030; planned in-service dates and expected capacity of various renewable resources of Tucson Electric Power; expected approach to the determination of compensation owed to FortisAlberta Inc. (“FortisAlberta”) under a termination of any municipal franchise agreement where a municipality exercises its option to purchase FortisAlberta distribution assets; the expectation that FortisAlberta will provide notices to extend franchise agreements to affected municipalities prior to expiration; expected output of FortisBC Inc.’s (“FortisBC Electric”) Kootenay River system plants in the event of the termination of the Canal Plant Agreement; expected timing, outcome and impact of regulatory and legal proceedings and decisions; expected timing for the negotiation of the renewal of Maritime Electric Company, Limited’s energy supply agreement with New Brunswick Power; the expectation that Fortis and its utilities will be targeted by direct and/or third-party cybersecurity threats, cyber attacks, data breaches, cyber extortion, and similar compromises; the expectation that no risks arising from any past or present cybersecurity threat are reasonably likely to materially affect Fortis’ business strategy, results of operations, or financial condition; the expectation that Fortis will review its decarbonization strategy in 2026; the potential establishment of new interim emissions targets; expected filings of new integrated resource plans at Tucson Electric Power and UNS Electric, Inc. (“UNS Electric”); the expectation that Fortis will have a coal-free generation mix in 2032; Fortis’ 2050 net-zero greenhouse gas emissions target; Tucson Electric Power’s estimated mine reclamation costs; Central Hudson Gas & Electric Corporation’s estimated remediation costs, including the potential for insurance reimbursement and partial cost recovery from rates, related to former manufactured gas plant facilities; annual dividend growth guidance through 2030; expected implications of industry trends on the utility sector and on Fortis’ capital investments; the expectation that Fortis is well-positioned to support energy security, climate adaptation, and load growth across Fortis’ footprint; expected or potential funding sources for operating expenses, interest costs and capital expenditures; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on Fortis’ ability to pay dividends in the foreseeable future; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that Fortis and its subsidiaries will continue to have reasonable access to long-term capital and will remain compliant with debt covenants; expected uses of proceeds from debt financings; the potential requirement to accelerate equity capital contributions to Wataynikaneyap Power Limited Partnership; expectations related to UNS Energy Corporation’s (“UNS Energy”) joint generation performance guarantees, potential obligations arising from participant defaults, and associated recovery mechanisms; expected nature, timing, benefits and costs associated with Tucson Electric Power’s energy supply agreement with a customer to support a planned data center in Tucson Electric Power’s service territory; expected in-service date for a new pipeline in UNS Energy’s service territory and the expectation that Tucson Electric Power and UNS Electric will enter into gas transportation service agreements and estimated purchase commitments associated therewith; the potential impact of new or revised tariffs on forecasted capital expenditures; forecast midyear rate base for 2026 and 2030 by business segment; the nature, timing, benefits and costs of certain major capital projects, including ITC Holdings Corp.’s (“ITC”) transmission projects associated with the MISO LRTP and Big Cedar Load Expansion, Tucson Electric Power Transmission Project, Springerville Natural Gas Conversion, Black Mountain Gas Generation, Vail-to-Tortolita Transmission Project, Roadrunner Reserve Battery Storage Project, Tilbury Liquefied Natural Gas Storage Expansion, Advanced Metering Infrastructure Project, Tilbury 1B Project, and the Eagle Mountain Pipeline Project; the nature, timing, benefits and costs of additional investment opportunities, including ITC’s investments associated with MISO LRTP tranche 2.1, UNS Energy’s and Tucson Electric Power’s investments associated with additional energy demands from new large retail customers, and FortisBC Energy’s investments associated with the Tilbury LNG Storage Expansion project and Tilbury Marine Jetty project; the potential and expected impacts of new accounting policies and future accounting pronouncements on Fortis’ disclosures; the potential impact of the recognition of goodwill impairment losses; the potential and expected impacts of income tax compliance examinations and legislation with respect to interest deductibility limitations and global minimum tax; estimated impact of variations in the U.S. dollar-to-Canadian dollar exchange rate on the capital plan; the expected nature, timing and benefits of growth opportunities above and beyond the five-year capital plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources, including transmission investments associated with the MISO transmission expansion plan; the expectation that the full amount of the Notes offered under this Prospectus Supplement will be sold by the Underwriters; the expected use of proceeds of the Offering; and expectations regarding closing of the Offering.
Forward-looking information involves significant risks, uncertainties, and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in our dividend reinvestment plan; our Board exercising its discretion to declare dividends, taking into account the financial performance and condition of Fortis; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from our foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.
We caution readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at our utilities; the physical risks associated with the provision of electric and gas service, which can be exacerbated by the impacts of climate change; risks associated with capital projects and the impact on our continued growth; risks associated with cybersecurity and information and operations technology, including disruption to electric and gas service, consumption and load settlement systems, and financial or general operations, as well as the risk of misappropriation and/or disclosure of confidential or proprietary information; risks related to environmental laws and regulation; the impact of weather variability and seasonality on heating and cooling loads, and gas distribution volumes; risks associated with commodity price volatility and supply of purchased power; risks related to general economic conditions, including inflation, interest rate and foreign exchange risks; the risk that the proceeds of the Offering will be less than the full amount offered in this Prospectus Supplement; and the risk that closing of the Offering may not occur as planned, or at all, and if it occurs, we may apply some or all of the net proceeds differently than as described in the Prospectus if our objectives or strategies change, or if our underlying expectations or assumptions prove incorrect. This list is not exhaustive of the factors that may affect any of our forward-looking information. For additional information with respect to our risk factors and risk factors relating to the Notes, reference should be made to the section of this Prospectus Supplement entitled “Risks Related to the Notes”, the section of the Shelf Prospectus entitled “Risk Factors”, to the documents incorporated herein and therein by reference and to our continuous disclosure materials filed from time to time with Canadian securities regulatory authorities or the SEC.
Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This forward-looking information is made as of the date of this Prospectus Supplement. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers are cautioned not to place undue reliance on the forward-looking information. All forward-looking information in this Prospectus Supplement, in the Shelf Prospectus and in the documents incorporated herein and therein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering. The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the Shelf Prospectus:
(a)
our Annual Information Form dated February 11, 2026, for the fiscal year ended December 31, 2025;

(b)
our audited consolidated financial statements as at December 31, 2025 and December 31, 2024 and for the fiscal years ended December 31, 2025 and 2024, together with the notes thereto (the “Annual Financial Statements”), and the reports of the independent registered public accounting firm dated February 11, 2026;

(c)
our Management Discussion and Analysis of financial condition and results of operations dated February 11, 2026 for the fiscal year ended December 31, 2025 (the “Annual MD&A”);

(d)
our Management Information Circular dated March 20, 2026 prepared in connection with our annual meeting of shareholders held on May 7, 2026 (the “Management Information Circular”);

(e)
our unaudited condensed consolidated interim financial statements as at June 30, 2026 and for the three and six months ended June 30, 2026 and 2025, together with the notes thereon (the “Interim Financial Statements”);

(f)
our Interim Management Discussion and Analysis of financial condition and results of operations for the three and six months ended June 30, 2026 (the “Interim MD&A”);

(g)
the template version of the investor presentation in respect of the Notes filed with the SEC on a Form 6-K on September 10, 2026 (the “Investor Presentation”); and

(h)
the term sheet filed with the SEC on a Form 6-K on September 10, 2026 (the “Term Sheet”).

Any document of the type referred to above, any material change report (other than any confidential material change report), any business acquisition report, any “template version” of “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements) and any prospectus supplements disclosing additional or updated information, subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus Supplement, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement, copies of which will be available through SEDAR+ at www.sedarplus.ca. In addition, any document or information incorporated by reference in this Prospectus Supplement filed by us with, or furnished by us to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part. The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to us, and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein. Our current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.
Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Shelf Prospectus except as so modified or superseded.
MARKETING MATERIALS
Each of the Investor Presentation and the Term Sheet is specifically incorporated by reference into the Prospectus as of the date of this Prospectus Supplement. See “Documents Incorporated by Reference”. Any “template version” of “marketing materials” (as such terms are defined in National Instrument 41-101 — General Prospectus Requirements) filed with the securities commissions or similar regulatory authority in each of the provinces of Canada in connection with this Offering after the date of this Prospectus Supplement and before the termination of the distribution of securities under the Prospectus will be deemed to be incorporated by reference into the Prospectus. However, none of the Investor Presentation, the Term Sheet or any “template version” of any other “marketing materials” that are utilized by the Underwriters in connection with the Offering will form part of the Prospectus to the extent that the contents of the template version of such marketing materials, as the case may be, are modified or superseded by a statement contained in this Prospectus Supplement or any amendment.
INDUSTRY DATA AND THIRD PARTY INFORMATION
This Prospectus Supplement includes, or incorporates by reference, market, industry and economic information and data obtained from third party sources, industry publications and publicly available information, as well as information prepared by management on the basis of its knowledge of the industry in which Fortis operates, including management’s estimates and assumptions relating to the industry based on that knowledge. Management believes that such information and data are accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this information and data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes the information and data it obtained from third party sources to be reliable, Fortis has not independently verified any of such information or data or ascertained the underlying economic or other assumptions relied upon by such sources.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
Copies of the documents incorporated in this Prospectus Supplement and the Shelf Prospectus by reference may be obtained on request without charge from our Corporate Secretary at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800). These documents are also available through the Internet on our website at www.fortisinc.com or on SEDAR+, which can be accessed at www.sedarplus.ca, or on EDGAR, which can be accessed at www.sec.gov.
In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file and furnish reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which are different in certain respects from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Copies of the documents that we file with or furnish to the SEC are electronically available on EDGAR, and may be accessed at www.sec.gov.
The information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus Supplement or the Shelf Prospectus and is not, and should not be considered to be, a part of this Prospectus Supplement or the Shelf Prospectus unless it is explicitly so incorporated.
PRESENTATION OF FINANCIAL INFORMATION
Financial statements incorporated by reference in this Prospectus Supplement and the Shelf Prospectus have been prepared in accordance with U.S. GAAP. Certain calculations included in tables and other figures in this Prospectus Supplement and the Shelf Prospectus have been rounded for clarity of presentation.
USE OF NON-U.S. GAAP MEASURES
Certain documents incorporated by reference into the Prospectus contain non-U.S. GAAP measures. For a detailed description of each of the non-U.S. GAAP measures and a reconciliation to the most directly comparable measure under U.S. GAAP, refer to the “Non-U.S. GAAP Financial Measures” section of the Annual MD&A on page 10, the “Non-U.S. GAAP Financial Measure” section of the Interim MD&A on page 8 and the “Non-US GAAP measures” section of the Management Information Circular on page 86. Each non-U.S. GAAP measure has been defined in the “Glossary” section of the Annual MD&A on pages 40 to 41. These non-GAAP measures are intended to provide additional information to investors and do not have any standardized meaning under U.S. GAAP, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.
ELIGIBILITY FOR INVESTMENT
In the opinion of Davies Ward Phillips & Vineberg LLP (Toronto), Canadian counsel to Fortis, and Stikeman Elliott LLP, Canadian counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) in force as of the date hereof, the Notes being offered pursuant to this Prospectus Supplement, if issued on the date hereof, would be, as of the date hereof, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (a “RRSP”), a registered retirement income fund (a “RRIF”), a registered education savings plan (a “RESP”), a registered disability savings plan (a “RDSP”), a deferred profit sharing plan (a “DPSP”), other than a DPSP to which Fortis, or an employer that does not deal at arm’s length with Fortis, has made a contribution, a tax-free savings account (a “TFSA”) or a “first home savings account” (a “FHSA” and, together with the RRSP, RRIF, RESP, RDSP, DPSP and TFSA, collectively, the “Exempt Plans”), provided either our Common Shares are listed on a “designated stock exchange” (which includes the TSX and NYSE) or Fortis is a “public corporation”, each as defined in the Tax Act.
Notwithstanding the foregoing, if the Notes are a “prohibited investment” (as defined in the Tax Act) for a trust governed by a RRSP, RRIF, RESP, RDSP, TFSA or FHSA, the annuitant under a RRSP or RRIF, the subscriber of a RESP, or the holder of a RDSP, TFSA or FHSA, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Notes will generally not be a “prohibited investment” for a trust governed by a RRSP, RRIF, RESP, RDSP, TFSA or FHSA provided that such annuitant, subscriber or holder, as the case may be, (a) deals at arm’s length with Fortis for purposes of the Tax Act, and (b) does not have a “significant interest” (as defined in the prohibited investment rules in the Tax Act) in Fortis. Prospective purchasers should consult with their tax advisors if they are considering investing in Notes through an Exempt Plan.
CURRENCY AND EXCHANGE RATE INFORMATION
This Prospectus Supplement contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. References to “C$” are to Canadian dollars and references to “$” or “US$” are to United States dollars.
Unless otherwise indicated, financial information relating to our capitalization, share and loan capital structure and earnings coverage ratios in this Prospectus Supplement is presented in Canadian dollars, consistent with the presentation of such information in the documents incorporated by reference herein, while the terms of the Notes, including the aggregate principal amount, interest rate and Underwriters’ Fee, are presented in United States dollars. Investors should refer to the exchange rate information set out below when comparing financial information presented in Canadian dollars to amounts denominated in United States dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/United States dollar exchange rate. The information is based on the average daily exchange rate as reported by Bloomberg. Such exchange rate on September 4, 2026 was C$1.3837 = US$1.00.
	Period End	Average	Low	High
	(C$ per US$)
Year ended December 31,
2025	1.3724	1.3978	1.3571	1.4541
2024	1.4384	1.3701	1.3239	1.4447
Quarter ended,
June 30, 2026	1.4196	1.3837	1.3490	1.4234

SUMMARY OF THE OFFERING
The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this Prospectus Supplement, the Shelf Prospectus and in the documents incorporated by reference herein and therein. All capitalized terms used but not defined in this summary are defined under the heading “Glossary”. See “Description of the Notes” and “Description of the Indenture”.
Issuer:
Fortis Inc.
Debt Securities Offering:
US$500,000,000 aggregate principal amount of 6.625% fixed-to-fixed rate junior subordinated notes due March 30, 2057 (the “NC5 Notes”).
US$500,000,000 aggregate principal amount of 6.875% fixed-to-fixed rate junior subordinated notes due March 30, 2057 (the “NC10 Notes”).
Price to the Public:
US$1,000 per US$1,000 principal amount of the NC5 Notes and US$1,000 per US$1,000 principal amount of the NC10 Notes.
Interest Payment Dates:
Interest on each series of Notes will be payable semi-annually in arrears on March 30 and September 30 of each year (each such date, an “Interest Payment Date”), commencing on March 30, 2027, in equal installments (except for the first interest payment, which will be $34.78 per US$1,000 of the principal amount of the NC5 Notes, in the case of the NC5 Notes, and $36.09 per US$1,000 of the principal amount of the NC10 Notes, in the case of the NC10 Notes, payable on March 30, 2027 and representing interest accrued from and including September 21, 2026 to, but excluding, March 30, 2027), subject to deferral as described under “Deferral Right” below.
See “Description of the Notes — Interest and Maturity”.
Interest Rate Reset:
The NC5 Notes will bear interest from, and including, September 21, 2026 to, but excluding, March 30, 2032 at a rate of 6.625% per annum. From, and including, March 30, 2032 and every fifth anniversary of such date thereafter prior to the Maturity Date (each such date an “Interest Rate Reset Date” in respect of the NC5 Notes), the NC5 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate as of the most recent Interest Rate Calculation Date (as defined in the Description of the Notes) plus 2.016%; provided that the interest rate during any Interest Rate Reset Period (as defined in the Description of the Notes) will not reset below 6.625% (which equals the initial interest rate on the NC5 Notes). See “Description of the Notes — Interest and Maturity”.
The NC10 Notes will bear interest from, and including, September 21, 2026 to, but excluding, March 30, 2037 at a rate of 6.875% per annum. From, and including, March 30, 2037 and every fifth anniversary of such date thereafter prior to the Maturity Date (each such date an “Interest Rate Reset Date” in respect of the NC10 Notes), the NC10 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate as of the most recent Interest Rate Calculation Date plus 2.042%; provided that the interest rate during any Interest Rate Reset Period will not reset below 6.875% (which equals the initial interest rate on the NC10 Notes). See “Description of the Notes — Interest and Maturity”.
“5-Year Treasury Rate” means, as of any Interest Rate Calculation Date, as applicable, (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published H.15 (as defined below), for the U.S. Treasury security with a maturity of five years from the next Interest Rate Reset Date and trading in the public securities market; or (b) if there is no such published U.S. Treasury security with a maturity of five years from the next Interest Rate Reset Date and trading in the public securities market, the rate will be determined by the Calculation Agent (as defined below) by interpolation or extrapolation on a straight line basis between the most recent weekly average yield to maturity for two series of U.S. Treasury securities trading in the public securities market, (i) one maturing as close as possible to, but earlier than, the Interest Rate Reset Date following the next succeeding Interest Rate Calculation Date, and (ii) the other maturing as close as possible to, but later than, the Interest Rate Reset Date following the next succeeding Interest Rate Calculation Date, in each case as published in the most recently published H.15.
If the H.15 is no longer published or the 5-Year Treasury Rate cannot be determined pursuant to the methods described in clauses (a) or (b) above, then the 5-Year Treasury Rate will be the 5-Year Treasury Rate in effect for the prior Interest Rate Reset Period, or, in the case of the Initial Interest Rate Reset Date in respect of the NC5 Notes, 4.609% and, in the case of the Initial Interest Rate Reset Date in respect of the NC10 Notes, 4.609%.
“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Board of Governors of the United States Federal Reserve System, and “most recently published H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Rate Calculation Date.
“Interest Rate Reset Period” means, for a series of Notes, the period from and including the Initial Interest Rate Reset Date for such series of Notes to, but not including, the next following Interest Rate Reset Date for such series of Notes and thereafter each period from and including each Interest Rate Reset Date for such series of Notes to, but not including, the next following Interest Rate Reset Date for such series of Notes (or, in the case of the final Interest Rate Reset Period commencing on the Final Interest Rate Reset Date for such series of Notes, the period from and including such Final Interest Rate Reset Date to, but not including, the Maturity Date for such series of Notes).
Deferral Right:
So long as no Event of Default (as defined in the Description of the Notes) has occurred and is continuing, we may elect, at our sole option, at any date other than an Interest Payment Date, to defer the interest payable on either or both series of Notes on one or more occasions for up to 10 consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an Event of Default or a default or any other breach under the Notes of the applicable series or the applicable Indenture. Deferred Interest (as defined in the Description of the Notes) will accrue interest at a per annum rate equal to the interest rate then applicable to such series (to the extent permitted by applicable law), compounding on each subsequent Interest Payment Date for such series, until paid. A Deferral Period for a series of Notes terminates on any Interest Payment Date for such series where we pay all accrued and unpaid interest subject to such Deferral Period on the Notes of such series on such date. No Deferral Period for a series of Notes may extend beyond the Maturity Date for such series and, for greater certainty, all accrued and unpaid interest on a series of Notes shall be due and payable on the Maturity Date for such series. See “Description of the Notes — Deferral Right”.
Ranking and Subordination:
The Notes of each series will be our unsecured, subordinated obligations and rank on parity with each other as to distributions upon liquidation, dissolution or winding-up. The payment of principal, premium, if any, and interest on (i) the NC5 Notes, to the extent provided in the Second Supplemental

Indenture, and (ii) the NC10 Notes, to the extent provided in the Third Supplemental Indenture, will in each case be subordinated in right of payment to prior payment in full of all Senior Indebtedness (as defined herein). The Notes of each series will be structurally subordinated to all liabilities and any preference or preferred shares of our subsidiaries. See “Description of the Notes — Subordination”.
The Indenture governing the Notes of either series does not contain any restrictions on the amount of additional indebtedness that we and our subsidiaries may incur, including with respect to secured debt. It also does not contain any limits on the amount of preference or preferred shares that we or our subsidiaries may issue. Any such amounts could be substantial.
Dividend Stopper Undertaking:
Unless Fortis has paid all accrued and payable interest on the Notes (including interest, if any, whose payment was deferred pursuant to the Deferral Right (as defined in the Description of the Notes)), Fortis will not (i) declare any dividends on its Preference Shares or Common Shares (each as defined in the Description of the Notes, and collectively, the “Dividend Restricted Shares”) (other than stock dividends on Dividend Restricted Shares) or pay any interest on any class or series of its debt securities or other indebtedness of Fortis for borrowed money currently outstanding or hereafter created which ranks on parity with the Notes as to distributions upon liquidation, dissolution or winding-up (the “Parity Notes”), (ii) redeem, purchase or otherwise retire for value any Dividend Restricted Shares or Parity Notes (unless such redemption, purchase or retirement for value is a Permitted Purchase (as defined in the Description of the Notes)) or (iii) make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively.
Optional Redemption:
Fortis may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the holders of the NC5 Notes, redeem the NC5 Notes, in whole at any time or in part from time to time, (i) on any day in the period commencing on (and including) December 31, 2031 (the date falling 90 days prior to the Initial Interest Rate Reset Date for the NC5 Notes) and ending on (and including) March 30, 2032 (the Initial Interest Rate Reset Date for the NC5 Notes) and (ii) thereafter, on any Interest Rate Reset Date or any Interest Payment Date for the NC5 Notes, in each case, at a redemption price equal to 100% of the principal amount of the NC5 Notes redeemed together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for such redemption.
Fortis may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the holders of the NC10 Notes, redeem the NC10 Notes, in whole at any time or in part from time to time, (i) on any day in the period commencing on (and including) December 30, 2036 (the date falling 90 days prior to the Initial Interest Rate Reset Date for the NC10 Notes) and ending on (and including) March 30, 2037 (the Initial Interest Rate Reset Date for the NC10 Notes) and (ii) thereafter, on any Interest Rate Reset Date or any Interest Payment Date for the NC10 Notes, in each case, at a redemption price equal to 100% of the principal amount of the NC10 Notes redeemed together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for such redemption.
At our discretion, any redemption of a series of Notes, in whole or in part, may be subject to one or more conditions precedent. Any such conditional redemption may be rescinded in the event that any or all the specified conditions have not been satisfied or waived by the redemption date. See “Description of the Notes — Optional Redemption”.
Redemption on Tax Event and Rating Event:
At any time within 90 days following the occurrence of a Tax Event (as defined in the Description of the Notes) with respect to a series of Notes, Fortis may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior written notice to the holders of the Notes of such series, redeem all (but not less than all) of the Notes of such series at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for redemption.
At any time within 90 days following the occurrence of a Rating Event (as defined in the Description of the Notes) with respect to a series of Notes, Fortis may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the holders, redeem all (but not less than all) of the Notes of such series at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for redemption.
See “Description of the Notes — Redemption on Tax Event and Rating Event”.
Record Dates:
The record date in respect of any Interest Payment Date for each series of Notes will be the 15th calendar day prior to each semi-annual Interest Payment Date.
Maturity Date:
The NC5 Notes will mature on March 30, 2057 (the “Maturity Date” with respect to the NC5 Notes). The NC10 Notes will mature on March 30, 2057 (the “Maturity Date” with respect to the NC10 Notes).
Date of Closing:
On or about September 21, 2026 or such other date as may be agreed upon by us and the Underwriters (the “Closing Date”), but not later than September 23, 2026. See “Plan of Distribution”.
Use of Proceeds:
The net proceeds of the Offering will be used to repay maturing indebtedness and for general corporate purposes. See “Use of Proceeds”.
Certain Covenants:
The Indenture provides that, except if an Event of Default has occurred and is continuing, Fortis may consolidate or merge with or into, or convey or transfer all or substantially all of its properties and assets to, another corporation or other entity. Any successor must, however, assume our obligations under the Indenture and the debt securities issued under it, must be organized under the laws of Canada, or any province or territory thereof, the United States of America, or any state or the District of Columbia, and must deliver to the Trustees a certificate by certain of its officers and an opinion of counsel that affirm compliance with all conditions in the Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for Fortis under the Indenture, and Fortis will be relieved of its obligations under the Indenture and the debt securities.
Purchase for Cancellation:
We shall have the right to purchase Notes of either series in the market, by tender or private contract, from time to time. Any Notes purchased by us shall be cancelled and no Note shall be issued in substitution therefor. See “Description of the Indenture — Purchase for Cancellation”.
Listing / No Public Trading Market:
There is no market through which either series of Notes may be sold and purchasers may not be able to resell Notes purchased under this Prospectus Supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risks Related to the Notes — Active trading markets for the Notes may not develop”.
Form and Denomination:
Each series of Notes will be issued in the form of one or more global securities that will be deposited with, or on behalf of, the depositary, DTC, through its book-entry only system. Interests in the global securities will be issued only in minimum denominations of US$2,000 or any integral multiple of US$1,000 in excess thereof. Except as described under “Book-Entry Only System”, Notes in definitive form will not be issued. See “Book-Entry Only System”.
Risk Factors:
An investment in the Notes of either series involves certain risks. You should carefully consider all information in this Prospectus Supplement and the Shelf Prospectus. In particular, you should evaluate the specific risks described in the section entitled “Risks Related to the Notes” in this Prospectus Supplement for a discussion of risks relating to an investment in the Notes.
Trustees:
The Bank of New York Mellon, as U.S. trustee (the “U.S. Trustee”) and Computershare Advantage Trust of Canada (formerly known as BNY Trust Company of Canada), as Canadian co-trustee (the “Canadian Co-Trustee” and, together with the U.S. Trustee, the “Trustees”).
Conflicts of Interest:
Proceeds from the sale of the Notes may be used to repay maturing indebtedness which we or our subsidiaries may have with subsidiaries or Affiliates of the Underwriters or may be invested in bank deposits and money market securities, including of or with the Underwriters or their Affiliates. See “Use of Proceeds” in this Prospectus Supplement. As a result, one or more of such Underwriters or their Affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. The Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA Rule 5121”). The appointment of a “qualified independent underwriter” is not required in connection with the Offering because the conditions of FINRA Rule 5121(a)(1)(C) are satisfied. Any Underwriter with a conflict of interest under FINRA Rule 5121 will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written approval of the customer. See “Plan of Distribution” in this Prospectus Supplement.

CAPITALIZATION
The following table sets out our consolidated capitalization as of June 30, 2026 and on a pro forma basis as of such date after giving effect to: (a) the net proceeds of the Offering, determined after deducting the Underwriters’ Fee and estimated expenses of the Offering on an after-tax basis, including the expected use of proceeds of the Offering; and (b) the changes in Common Shares, long-term debt, capital lease and finance obligations from and including July 1, 2026 up to and including September 4, 2026. See “Changes in Share and Loan Capital Structure” and “Use of Proceeds” in this Prospectus Supplement. The financial information set out below has been prepared in accordance with U.S. GAAP, except the pro forma financial information, which has been prepared in accordance with applicable Canadian rules.
	As at June 30, 2026 (unaudited)	Pro forma As at June 30, 2026 (unaudited)(1)
	(in millions of C$ dollars)
Total debt, capital lease and finance obligations(2) (net of cash)	35,943	35,610
Shareholders’ equity
Common Shares	16,376	16,707
First Preference shares	1,623	1,623
Additional paid-in capital	4	4
Accumulated other comprehensive income	1,754	1,754
Retained earnings	5,540	5,540
Total capitalization(3)	61,240	61,238

(1)
After giving effect to: (a) the net proceeds of the Offering, determined after deducting the Underwriters’ Fee and estimated expenses of the Offering on an after-tax basis, including the expected use of proceeds of the Offering; and (b) the changes in Common Shares, long-term debt, capital lease and finance obligations from and including July 1, 2026 up to and including September 4, 2026. See “Changes in Share and Loan Capital Structure” and “Use of Proceeds”.

(2)
Includes long-term debt, capital lease and finance obligations, including the current portion, and short-term borrowings.

(3)
Excludes non-controlling interests.

CHANGES IN SHARE AND LOAN CAPITAL STRUCTURE
The following describes the changes in our share and loan capital structure from and including July 1, 2026 to September 4, 2026:
(a)
During the period from and including July 1, 2026 up to and including September 4, 2026, we issued an aggregate of 4,365,256 Common Shares reflecting Common Shares issued under our at-the-market equity program, dividend reinvestment plan, employee share purchase plan and the 2012 stock option plan for aggregate consideration of approximately C$331 million; and

(b)
During the period from and including July 1, 2026 up to and including September 4, 2026, our consolidated long-term debt, capital lease and finance obligations, including current portions and committed credit facility borrowings classified as long-term debt, decreased by approximately C$0.3 billion, principally due to net repayments of credit facility borrowings, a decrease in the U.S. dollar-to-Canadian dollar exchange rate, and long-term debt repayments partially offset by issuances of long-term debt.

EARNINGS COVERAGE RATIOS
In accordance with the requirements of the Canadian securities regulatory authorities, the consolidated earnings coverage ratios set out below have been calculated for the 12-month periods ended June 30, 2026 and December 31, 2025. Our interest requirements on all of our outstanding long-term debt, after giving effect to the issue of the Notes to be offered under this Prospectus Supplement, amounted to C$1,673 million and C$1,743 million for the 12 months ended June 30, 2026 and the 12 months ended December 31, 2025, respectively. Our dividend requirements on all of our First Preference Shares for the 12 months ended June 30, 2026 and the 12 months ended December 31, 2025, adjusted to a before-tax equivalent, amounted to C$103 million using an effective income tax rate of 16% and C$102 million using an effective income tax rate of 17%, respectively. Our earnings before interest and income tax for the 12 months ended June 30, 2026 and the 12 months ended December 31, 2025 were C$3,498 million and C$3,496 million, respectively, which is 1.97 times and 1.89 times, respectively, our aggregate interest and dividend requirements for the periods.
DESCRIPTION OF THE NOTES
The following is a summary of the principal terms and conditions of the Notes of each series and of the Indenture under which they will be issued. This description of the particular terms of the Notes of each series supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the debt securities found in the Shelf Prospectus with respect to the Notes being offered by this Prospectus Supplement. The description is intended to be only a summary of the material provisions of the Notes of each series and the Indenture under which they will be issued and is qualified in its entirety by reference to all of the provisions of the applicable Notes and Indenture. For full particulars, reference should be made to the applicable Indenture.
General
The following description of the terms of the NC5 Notes and the NC10 Notes summarizes certain general terms that will apply to such series of Notes.
The Notes will be issued as fixed-to-fixed rate subordinated debt securities under an indenture among us, The Bank of New York Mellon, as U.S. Trustee, and Computershare Advantage Trust of Canada (formerly known as BNY Trust Company of Canada), as the Canadian Co-Trustee, dated as of October 4, 2016 (the “Principal Indenture”), as supplemented from time to time, including by a second supplemental indenture establishing the terms of the NC5 Notes, to be dated as of the Closing Date, between us and the Trustees (the “Second Supplemental Indenture”) and a third supplemental indenture establishing the terms of the NC10 Notes, to be dated as of the Closing Date, between us and the Trustees (the “Third Supplemental Indenture”). References to the “Indenture” in respect of a series of Notes are to the Principal Indenture, as supplemented by the Supplemental Indenture applicable to such series of Notes. The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture. A copy of the Principal Indenture has been filed, and a copy of the Second Supplemental Indenture and the Third Supplemental Indenture (each, a “Supplemental Indenture”) will be filed, on SEDAR+, which can be accessed at www.sedarplus.ca, and EDGAR, which can be accessed at www.sec.gov.
The Notes will be issued in fully registered form without coupons in minimum denominations of US$2,000 or any integral multiple of US$1,000 in excess thereof. The Prospectus qualifies the distribution of the Notes, which will initially be issued on closing of the Offering in an aggregate principal amount of US$1,000,000,000, consisting of US$500,000,000 aggregate principal amount of the NC5 Notes and US$500,000,000 aggregate principal amount of the NC10 Notes. Payments of principal of, and interest and premium, if any, on, the Notes will be made in United States dollars. The Notes will be issued in “book-entry only” form and will be represented by one or more global securities that will be deposited with, or on behalf of, the depositary, DTC.
As used in this Prospectus Supplement, “business day” means, with respect to the Notes, a day other than (a) a Saturday or Sunday, (b) a day on which banking institutions in New York City, New York, Toronto, Ontario or St. John’s, Newfoundland and Labrador are authorized or obligated by law or executive order to remain closed, or (c) a day on which the corporate trust office of a Trustee is closed for business.

Interest and Maturity
The NC5 Notes will mature on March 30, 2057 (the “Maturity Date” with respect to the NC5 Notes) and the NC10 Notes will mature on March 30, 2057 (the “Maturity Date” with respect to the NC10 Notes).
The outstanding NC5 Notes will bear interest from, and including, September 21, 2026 to, but excluding, March 30, 2032 at a rate of 6.625% per annum. From, and including, March 30, 2032 to but excluding the applicable Maturity Date, the outstanding NC5 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (subject to reset on each applicable Interest Rate Reset Date as described below) plus 2.016%; provided that the interest rate during any Interest Rate Reset Period for the NC5 Notes will not reset below 6.625% (which equals the initial interest rate on the NC5 Notes). The 5-Year Treasury Rate for computing interest on the outstanding NC5 Notes from and after March 30, 2032 (the “Initial Interest Rate Reset Date” with respect to the NC5 Notes) will be calculated as of the applicable Interest Rate Calculation Date for each Interest Rate Reset Period.
The outstanding NC10 Notes will bear interest from, and including, September 21, 2026 to, but excluding, March 30, 2037 at a rate of 6.875% per annum. From, and including, March 30, 2037 to but excluding the applicable Maturity Date, the outstanding NC10 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (subject to reset on each applicable Interest Rate Reset Date as described below) plus 2.042%; provided that the interest rate during any Interest Rate Reset Period for the NC10 Notes will not reset below 6.875% (which equals the initial interest rate on the NC10 Notes). The 5-Year Treasury Rate for computing interest on the outstanding NC10 Notes from and after March 30, 2037 (the “Initial Interest Rate Reset Date” with respect to the NC10 Notes) will be calculated as of the applicable Interest Rate Calculation Date for each Interest Rate Reset Period.
“Interest Rate Calculation Date” means, with respect to a series of Notes, the second business day immediately preceding the applicable Interest Rate Reset Date.
“Interest Rate Reset Date” means, with respect to a series of Notes, the applicable Initial Interest Rate Reset Date and each subsequent date prior to the Maturity Date falling on the fifth anniversary of the immediately preceding Interest Rate Reset Date.
Interest on the NC5 Notes is payable semi-annually in arrears on March 30 and September 30 (each, an “Interest Payment Date” with respect to the NC5 Notes) (or, if such day is not a business day, the next following business day) in each year, commencing on March 30, 2027 in equal installments (except for the first interest payment which will be US$34.78 per US$1,000 of the principal amount of NC5 Notes, payable on March 30, 2027 and representing interest accrued from and including September 21, 2026 to, but excluding, March 30, 2027), subject to deferral as described under “— Deferral Right”. Interest payments will be made to the persons in whose names the NC5 Notes are registered as of the close of business on the fifteenth calendar day immediately preceding the relevant Interest Payment Date.
Interest on the NC10 Notes is payable semi-annually in arrears on March 30 and September 30 (each, an “Interest Payment Date” with respect to the NC10 Notes) (or, if such day is not a business day, the next following business day) in each year, commencing on March 30, 2027 in equal installments (except for the first interest payment which will be US$36.09 per US$1,000 of the principal amount of NC10 Notes, payable on March 30, 2027 and representing interest accrued from and including September 21, 2026 to, but excluding, March 30, 2027), subject to deferral as described under “— Deferral Right”. Interest payments will be made to the persons in whose names the NC10 Notes are registered as of the close of business on the fifteenth calendar day immediately preceding the relevant Interest Payment Date.
Interest for any period will be calculated on the basis of a 360-day year consisting of twelve 30-day  months. If an Interest Payment Date falls on a day that is not a business day, the Interest Payment Date will be postponed to the next succeeding day that is a business day, and no further interest will accrue in respect of such postponement.
Unless we have elected to redeem all of the outstanding Notes of a series on or prior to the Initial Interest Rate Reset Date for such series, we will appoint a calculation agent (the “Calculation Agent”) in respect of such series of Notes on or prior to the applicable Interest Rate Calculation Date in respect of such Initial Interest Rate Reset Date. Fortis or any of its Affiliates may assume the duties of the Calculation Agent. The applicable interest rate for each Interest Rate Reset Period will be determined by the Calculation Agent as of the applicable Interest Rate Calculation Date. Promptly upon such determination, the Calculation Agent, if other than Fortis or its Affiliate, will notify Fortis of the applicable interest rate for the relevant Interest Rate Reset Period. Fortis will then promptly notify the Trustees, if neither Trustee is the Calculation Agent, of such interest rate. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Rate Reset Period beginning on or after the applicable Initial Interest Rate Reset Date will be conclusive and binding absent manifest error, may be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the Indenture or any other documentation relating to the applicable series of Notes, will become effective without consent from any other Person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at our principal offices and will be made available to any holder of the applicable series of Notes upon request.
“5-Year Treasury Rate” means, as of any Interest Rate Calculation Date, as applicable, (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published H.15 (as defined below), for the U.S. Treasury security with a maturity of five years from the next Interest Rate Reset Date and trading in the public securities market; or (b) if there is no such published U.S. Treasury security with a maturity of five years from the next Interest Rate Reset Date and trading in the public securities market, the rate will be determined by the Calculation Agent by interpolation or extrapolation on a straight line basis between the most recent weekly average yield to maturity for two series of U.S. Treasury securities trading in the public securities market, (i) one maturing as close as possible to, but earlier than, the Interest Rate Reset Date following the next succeeding Interest Rate Calculation Date, and (ii) the other maturing as close as possible to, but later than, the Interest Rate Reset Date following the next succeeding Interest Rate Calculation Date, in each case as published in the most recently published H.15.
If the H.15 is no longer published or the 5-Year Treasury Rate cannot be determined pursuant to the methods described in clauses (a) or (b) above, then the 5-Year Treasury Rate will be the 5-Year Treasury Rate in effect for the prior Interest Rate Reset Period, or, in the case of the Initial Interest Rate Reset Date in respect of the NC5 Notes, 4.609% and, in the case of the Initial Interest Rate Reset Date in respect of the NC10 Notes, 4.609%.
“Final Interest Rate Reset Date” means March 30, 2052, with respect to the NC5 Notes and March 30, 2052, with respect to the NC10 Notes.
“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Board of Governors of the United States Federal Reserve System, and “most recently published H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Rate Calculation Date.
“Interest Rate Reset Period” means, for a series of Notes, the period from and including the Initial Interest Rate Reset Date for such series of Notes to, but not including, the next following Interest Rate Reset Date for such series of Notes and thereafter each period from and including each Interest Rate Reset Date for such series of Notes to, but not including, the next following Interest Rate Reset Date for such series of Notes (or, in the case of the final Interest Rate Reset Period commencing on the Final Interest Rate Reset Date for such series of Notes, the period from and including such Final Interest Rate Reset Date to, but not including, the Maturity Date for such series of Notes).
“outstanding” means, with respect to a series of Notes, as of the date of determination, all Notes theretofore authenticated and delivered under the Indenture, except:
(a)   Notes of such series theretofore cancelled by the Trustees or delivered to either Trustee or any paying agent for cancellation;
(b)   Notes of such series for whose payment or redemption the necessary amount of money or money’s worth has been theretofore deposited with either Trustee or any paying agent (other than Fortis) in trust or set aside and segregated in trust by Fortis (if Fortis shall act as its own paying agent) for the holders of such Notes; provided that if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to the Indenture or provision therefor satisfactory to the Trustees has been made;

(c)   Notes of such series that have been defeased or discharged pursuant to the procedures specified under the heading “— Discharge; Defeasance” below; and
(d)   Notes of such series in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to the Indenture, other than any such Notes in respect of which there shall have been presented to either Trustee proof satisfactory to it that such Notes are held by a bona fide purchaser in whose hands such Notes are valid obligations of Fortis;
provided, however, that in determining whether the holders of the requisite principal amount of the outstanding Notes of such series have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action under the Indenture as of any date or are present at a meeting of holders of Notes for quorum purposes, Notes of such series owned by Fortis or any other obligor upon the Notes or any Affiliate of Fortis or of such other obligor shall be disregarded and deemed not to be outstanding, except that, in determining whether the Trustees shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Notes of such series that the Trustees actually know to be so owned shall be so disregarded. Notes of such series so owned that have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustees the pledgee’s right so to act with respect to such Notes and that the pledgee is not Fortis or any other obligor upon the Notes or any Affiliate of Fortis or of such other obligor.
Additional Notes
We may, from time to time, without notice to or the consent of the holders of Notes of such series, create and issue, pursuant to the Indenture and in accordance with applicable laws and regulations, additional notes (“Additional Notes”) maturing on the same maturity date as such series of Notes and having the same terms and conditions under the Indenture as such series of Notes at the time outstanding (except for the issue date and, if applicable, the date of the first payment of interest thereon) so that such Additional Notes will be consolidated and form a single series with the Notes of such series at the time outstanding for all purposes under the Indenture applicable to such series, including with respect to waivers, amendments, redemptions and offers to purchase; provided that, if any such Additional Notes are not fungible with the Notes for U.S. federal income tax purposes, such Additional Notes will have a separate CUSIP, ISIN or other identifying number.
Deferral Right
So long as no Event of Default (as defined below) has occurred and is continuing, we may elect, at our sole option, at any date other than an Interest Payment Date, to defer the interest payable on either or both series of Notes (the “Deferral Right”) on one or more occasions for up to 10 consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Any such election by Fortis to defer the payment of interest will not constitute an Event of Default, a default or any other breach under the Notes of the applicable series or the applicable Indenture. Any installment of interest in respect of a series of Notes whose payment is deferred pursuant to the Deferral Right provided for in this section (“Deferred Interest”) will accrue interest at a per annum rate equal to the interest rate then applicable to such series (to the extent permitted by applicable law), compounding on each subsequent Interest Payment Date for such series, until paid. A Deferral Period for a series of Notes terminates on any Interest Payment Date for such series where we pay all accrued and unpaid interest subject to such Deferral Period on the Notes of such series on such date. No Deferral Period for a series of Notes may extend beyond the Maturity Date for such series and all accrued and unpaid interest on a series of Notes as of the Maturity Date for such series, if any, will be due and payable on such Maturity Date.
We will give the Trustees and the holders of the applicable series of Notes notice of our election to commence or continue a Deferral Period at least 10 but not more than 60 days prior to the next Interest Payment Date for such series of Notes.

Dividend Stopper Undertaking
The Indenture with respect to a series of Notes will provide that, unless we have paid all accrued and payable interest on such Notes (including interest, if any, whose payment was deferred pursuant to the Deferral Right), we will not:
(i)   declare any dividends on our Dividend Restricted Shares (other than stock dividends on Dividend Restricted Shares) or pay any interest on any Parity Notes,
(ii)   redeem, purchase or otherwise retire for value any Dividend Restricted Shares or Parity Notes (unless such redemption, purchase or retirement for value is a Permitted Purchase), or
(iii)   make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively.
“Dividend Restricted Shares” means, collectively, our Preference Shares and Common Shares.
“Parity Notes” means any class or series of our debt securities or other indebtedness for borrowed money outstanding on the date hereof or hereafter created which ranks on parity with the Notes as to distributions upon liquidation, dissolution or winding-up. The Notes of each series offered by this Prospectus Supplement are Parity Notes.
“Permitted Purchase” means a redemption, purchase or other retirement for value by or on behalf of Fortis of any Dividend Restricted Shares or Parity Notes (a) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to, or on maturity of, any series of Dividend Restricted Shares or Parity Notes, including accrued and unpaid dividends or interest payable in connection therewith, or (b) with respect to Dividend Restricted Shares, (i) out of the net cash proceeds of a substantially concurrent issuance and sale of, or made in exchange for (including by using), Dividend Restricted Shares or a substantially concurrent net cash capital contribution received by Fortis (other than from a subsidiary of Fortis), (ii) deemed to occur upon the exercise or exchange of options, warrants or other convertible or exchangeable securities, including Dividend Restricted Shares, as applicable, to the extent such Dividend Restricted Shares represent all or a portion of the exercise, conversion or exchange price thereof, together with any withholding to pay for the taxes payable in connection therewith and accrued and unpaid dividends payable in connection therewith, (iii) effected by or on behalf of Fortis or any of its subsidiaries pursuant to the terms of any securities based compensation arrangement of Fortis and/or any of its subsidiaries, currently in effect or adopted from time to time, which provides for market purchases of Common Shares to settle entitlements under such securities based compensation arrangement or (iv) cash payments in lieu of issuing fractional shares in connection with share dividends, splits or business combinations or the exercise of warrants, options or other securities convertible into or exchangeable for Dividend Restricted Shares.
Purchase of Notes
We may, at any time and from time to time, purchase or otherwise acquire all or any of the outstanding Notes of any series by means other than a redemption, whether pursuant to an offer to purchase, open market purchase, private contract or otherwise, at such prices as we may determine in our sole discretion.
Optional Redemption
We may, at our option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the holders of the NC5 Notes, redeem the NC5 Notes, in whole at any time or in part from time to time, (i) on any day in the period commencing on (and including) December 31, 2031 (the date falling 90 days prior to the Initial Interest Rate Reset Date for the NC5 Notes) and ending on (and including) March 30, 2032 (the Initial Interest Rate Reset Date for the NC5 Notes) and (ii) thereafter, on any Interest Rate Reset Date or any Interest Payment Date for the NC5 Notes, in each case, at a redemption price equal to 100% of the principal amount of the NC5 Notes to be redeemed together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for such redemption.

We may, at our option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the holders of the NC10 Notes, redeem the NC10 Notes, in whole at any time or in part from time to time, (i) on any day in the period commencing on (and including) December 30, 2036 (the date falling 90 days prior to the Initial Interest Rate Reset Date for the NC10 Notes) and ending on (and including) March 30, 2037 (the Initial Interest Rate Reset Date for the NC10 Notes) and (ii) thereafter, on any Interest Rate Reset Date or any Interest Payment Date for the NC10 Notes, in each case, at a redemption price equal to 100% of the principal amount of the NC10 Notes to be redeemed together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for such redemption.
At our discretion, any redemption or notice of any redemption of a series of Notes, in whole or in part, may be subject to one or more conditions precedent, including completion of an equity or other securities offering, an incurrence of indebtedness or other financing, or any other corporate transaction or event. Notice of any redemption in respect thereof may, at our discretion, be given prior to the completion of one or more of the transactions or events upon which the redemption is conditioned and such redemption may be partial as a result of only some of the conditions being satisfied. If such redemption is subject to the satisfaction of one or more conditions precedent, the related notice must describe each such condition, and if applicable, state that, in our discretion, such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the applicable date fixed for redemption. In addition, we may provide in such notice that payment of the redemption price and other amounts owing for the redemption of any Notes of a series and performance of our obligations with respect to such redemption may be performed by another Person.
If the Notes of a series are redeemed in part, the notice of redemption will state the portion of the principal amount thereof to be redeemed. A replacement Note of the same series in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note; provided, however, that, in the case of a Note represented by a global security, an appropriate notation may instead be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof.
Redemption on Tax Event and Rating Event
At any time within 90 days following the occurrence of a Tax Event with respect to a series of Notes, Fortis may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior written notice to the holders of such series of Notes, redeem all (but not less than all) of the Notes of such series at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for redemption.
At any time within 90 days following the occurrence of a Rating Event, Fortis may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the holders of a series of Notes, redeem all (but not less than all) of the Notes of such series at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for redemption.
For the avoidance of doubt, if there is a Tax Event or a Rating Event on or after the first date on which a series of Notes may be redeemed at our option in accordance with our optional redemption rights described under “— Optional Redemption”, Fortis may optionally redeem the applicable series of Notes in accordance with that optional redemption right rather than redeem such Notes by way of the Tax Event or Rating Event redemption right, as applicable.
A “Tax Event” means, with respect to a series of Notes, Fortis has received an opinion of counsel of a law firm that is nationally recognized in Canada or the U.S. and experienced in such matters (who may be counsel to Fortis) to the effect that, as a result of, (a) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in, the laws, or any regulations or rulings thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or authority or agency thereof or therein having power to tax or any applicable tax treaty, (b) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an

“Administrative Action”), or (c) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to an Administrative Action that differs from the theretofore generally accepted position, in each of case (a), (b) or (c), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, Administrative Action, interpretation or pronouncement is made known, which amendment, clarification, change or Administrative Action is effective or which interpretation, pronouncement or Administrative Action is announced on or after the Closing Date, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or Administrative Action is effective and applicable) that Fortis is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes of the applicable series (including the treatment or deductibility by Fortis of interest on the Notes of such series), as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority.
A “Rating Event” means, with respect to a series of Notes, any Rating Agency amends, clarifies or changes the methodology or criteria, or the application or interpretation of such criteria, it uses to assign equity credit to securities such as such series of Notes, which amendment, clarification or change results in (a) the shortening of the length of time such series of Notes are assigned a particular level of equity credit by that Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Rating Agency or its predecessor on the Closing Date; or (b) the lowering of the equity credit assigned to such series of Notes by that Rating Agency compared to the equity credit assigned by that Rating Agency or its predecessor on the Closing Date. “Rating Agency” means any of Fitch or S&P and, in each case, their respective successors, and any other Nationally Recognized Statistical Ratings Organization.
Discharge; Defeasance
The Indenture provides that, upon our written request, the obligations of Fortis under the Indenture with respect to a series of Notes will be satisfied and discharged, and the Indenture (including the applicable Supplemental Indenture) will be discharged and will cease to be of further effect as to all such Notes, except as to surviving rights and obligations specified in the Indenture applicable to such series, when all the Notes of such series issued under the applicable Supplemental Indenture (except lost, stolen or destroyed Notes of such series that have been replaced or paid and Notes of such series for whose payment money has been deposited in trust and thereafter repaid to Fortis or discharged from such trust) have (i) been delivered to a Trustee for cancellation or, (ii) to the extent not so delivered, (x) have become due and payable, (y) will become due and payable at stated maturity within one year, or (z) if redeemable at our option, are to be called for redemption within one year under arrangements satisfactory to the Trustees and, in the case of clause (ii), Fortis has irrevocably deposited or caused to be deposited with either Trustee as funds in trust solely for the benefit of the holders, money, Government Obligations, or a combination thereof, which, in the case of Government Obligations or a combination of money and Government Obligations, will be sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification delivered to the Trustees, in amounts as will be sufficient to pay and discharge the principal, any premium, Additional Amounts and accrued interest to the date of deposit or the final maturity or redemption of those outstanding Notes of such series, and in either case of (i) or (ii) Fortis has paid or caused to be paid all sums payable by it under the Indenture with respect to the Notes of such series.
“Government Obligations” means:
(a)
any security which is (i) a direct obligation of the United States of America or the government which issued the foreign currency in which such securities are payable, for the payment of which its full faith and credit is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which such securities are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof; and

(b)
any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any Government Obligation which is specified in Clause (a) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

Fortis may elect, at any time, to be discharged from its obligations with respect to all outstanding Notes of any series. We refer to this discharge of obligations as “Defeasance”. Defeasance means that Fortis will be deemed to have paid and discharged the entire indebtedness represented by the applicable outstanding Notes of such series and to have satisfied its other obligations under the Indenture insofar as the outstanding Notes of such series are concerned, except for (i) the rights of holders of the outstanding Notes of such series to receive, solely from the trust fund described in the paragraph below, payments in respect of the principal of and any premium, Additional Amounts and interest on the Notes of such series when such payments are due, (ii) our obligations under the Indenture with respect to the Notes of such series relating to the issuance of temporary Notes of such series, the registration, transfer and exchange of Notes of such series, the replacement of mutilated, destroyed, lost or stolen Notes of such series, the payment of Additional Amounts, and the maintenance of any office or agency for payments in respect of the Notes of such series, the holding of money for security payments in trust and statements as to compliance with such Indenture, (iii) the rights, powers, trusts, duties and immunities of the Trustees under the Indenture with respect to the Notes of such series, and (iv) the defeasance provisions of the Indenture with respect to the Notes of such series. Following a Defeasance, payment of the Notes of such series may not be accelerated because of an Event of Default.
In addition, we may, at our option and at any time, elect to be released from our obligations under certain covenants specified with respect to a series of Notes under the applicable Indenture, and certain related Events of Default will be deemed not to be or result in Events of Default with respect to the Notes of such series, while the remainder of the Indenture and such Notes will remain unaffected (we refer to the foregoing as “Covenant Defeasance”).
In order to exercise either Defeasance or Covenant Defeasance, (i) we must irrevocably deposit with a Trustee, in trust (x) money in an amount, (y) certain Government Obligations, or (z) a combination thereof in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of and any premium, Additional Amounts and interest on the outstanding Notes of a series on the applicable Maturity Date (or redemption date, if applicable) in accordance with the terms of the Indenture and such Notes, (ii) in the case of Defeasance, we shall have delivered to the Trustees (A) an opinion of counsel in the United States stating that (x) we have received from, or there has been published by, the U.S. Internal Revenue Service (“IRS”) a ruling or (y) since the Closing Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred, and (B) an opinion of counsel in Canada or an advance tax ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of outstanding Notes will not recognize income, gain or loss for Canadian income tax purposes as a result of such Defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Defeasance had not occurred, (iii) in the case of Covenant Defeasance, we shall have delivered to the Trustees (A) an opinion of counsel in the United States to the effect that the holders of the outstanding Notes of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; and (B) an opinion of counsel in Canada or an advance tax ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of outstanding Notes will not recognize income, gain or loss for Canadian income tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Covenant Defeasance had not occurred, (iv) no event which is, or after notice or lapse of time or both would become, an Event of Default with respect to the outstanding notes and any other notes issued pursuant to the Principal Indenture shall have occurred and be continuing at the time of such deposit or, with respect to any bankruptcy, insolvency, reorganization or similar Event of Default, at any time on or prior to the 90th day after the date of such deposit, it being understood that this condition shall not be deemed satisfied until such 90th day; (v) if the outstanding Notes of a series are to be redeemed prior to the applicable Maturity Date, notice of such redemption shall have been duly given pursuant to the applicable Indenture or provision therefor satisfactory to the Trustees shall have been made; and (vi) we shall have delivered to the Trustees an officer’s certificate and an opinion of counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.
Subordination
The Notes of each series will be our unsecured, subordinated obligations and rank on parity with each other as to distributions upon liquidation, dissolution or winding-up. The payment of principal of (and premium, if any) and interest on the Notes of each series will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness to the extent provided in the immediately succeeding paragraph. The Notes will be structurally subordinated to all debt and other liabilities of our subsidiaries.
Upon any payment or distribution of assets or securities of Fortis of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of Fortis, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other similar proceedings, or upon any assignment for the benefit of creditors or any other marshalling of the assets and liabilities of Fortis or otherwise, all principal of (and premium, if any) and interest then due upon all Senior Indebtedness shall first be paid in full, or payment thereof provided for in money or money’s worth, before the holders of the Notes of any series or the Trustees on their behalf shall be entitled to receive any assets or securities (other than shares of stock of Fortis as reorganized or readjusted or securities of Fortis or any other corporation provided for by a plan of reorganization or readjustment, junior to, or the payment of which is subordinated to the payment of, all Senior Indebtedness which may at the time be outstanding or any securities issued in respect thereof under any such plan of reorganization or readjustment) in respect of such Notes (for principal, premium or interest). Upon any such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets or securities of Fortis of any kind or character, whether in cash, property or securities, to which the holders of the Notes of any series or the Trustees on their behalf would be entitled, shall be made by Fortis or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, direct to the holders of Senior Indebtedness or their representatives to the extent necessary to pay all Senior Indebtedness in full, in money or money’s worth, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.
Subject to the payment in full, in money or money’s worth, of all Senior Indebtedness, the holders of the Notes of any series (together with the holders of any indebtedness of Fortis which is subordinate in right of payment to the payment in full of all Senior Indebtedness and which is not subordinate in right of payment to such Notes) shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distribution of assets or securities of Fortis.
If (a) there shall have occurred a default in the payment on account of the principal of (or premium, if any) or interest on or other monetary amounts due and payable on any Senior Indebtedness, (b) any other default shall have occurred concerning any Senior Indebtedness which permits the holder or holders thereof to accelerate the maturity of such Senior Indebtedness following notice, the lapse of time, or both, or (c) during any time Senior Indebtedness is outstanding, the principal of, and accrued interest on, any series of Subordinated Securities (as defined herein) shall have been declared due and payable upon an Event of Default (as defined in the Principal Indenture) pursuant to the Indenture (and such declaration shall not have been rescinded or annulled pursuant to the Indenture); then, unless and until such default shall have been cured or waived or shall have ceased to exist, or such declaration shall have been waived, rescinded or annulled, no payment shall be made by Fortis on account of the principal (or premium, if any) or interest on either series of Notes.

“Senior Indebtedness” means all present and future obligations or indebtedness of, or guaranteed or assumed by, Fortis, whether or not represented by bonds, debentures, notes or similar instruments, for borrowed money, and any amendments, renewals, extensions, modifications and refundings of any such obligations or indebtedness, unless in the instrument creating or evidencing any such indebtedness or obligations or pursuant to which the same is outstanding it is specifically stated, at or prior to the time Fortis becomes liable in respect thereof, that any such obligation or indebtedness or such amendment, renewal, extension, modification and refunding thereof is subordinate in right of payment to Senior Indebtedness or ranks pari passu with, or subordinate to, the Notes.
“Subordinated Securities” means any series of subordinated notes issued under the Principal Indenture and designated as subordinated notes pursuant to the Principal Indenture or any other indenture of Fortis in effect from time to time pursuant to which any series of subordinated notes has been issued.
Events of Default
The Indenture defines an “Event of Default” with respect to a series of Notes to be any of the following events: (i) Fortis defaults in the payment of interest upon any Note of such series when it becomes due and payable, and continuance of such default for a period of 60 days (subject to our right, at our sole option, to defer interest payments as described under “— Deferral Right” above); (ii) Fortis defaults in the payment of the principal of, the redemption price for, or any premium on any Note of such series at its maturity; (iii) a court having jurisdiction enters certain decrees or orders for relief in respect of Fortis in an involuntary bankruptcy, insolvency, reorganization or similar proceeding, adjudges Fortis bankrupt or insolvent, approves a petition seeking reorganization, arrangement, adjustment or composition of Fortis, appoints a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official for Fortis or a substantial part of its property, or orders the winding-up or liquidation of Fortis, and such decree or order remains unstayed and in effect for 90 consecutive days; or (iv) Fortis commences a voluntary bankruptcy, insolvency, reorganization or similar proceeding, consents to the entry of an order for relief or the commencement of such a proceeding against it, files or consents to a petition seeking reorganization or relief, consents to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of Fortis or a substantial part of its property, makes an assignment for the benefit of creditors, admits in writing its inability to pay its debts generally as they become due, or authorizes any such action by its Board.
It will not be an Event of Default (and the right described below to accelerate the Maturity Date will not be available) in the case of a default in the performance of any other covenant of Fortis in the Indenture (although a legal action could be brought to enforce such covenant).
If an Event of Default has occurred and is continuing in respect of a series of Notes, then either Trustee or the holders of not less than 33% in principal amount of the Notes of such series then outstanding may by written notice to Fortis (and to a Trustee if given by holders), declare the principal amount of the Notes of such series to be due and payable immediately.
The Indenture provides that Fortis must deliver to the Trustees, on or before October 15 of each calendar year or on or before such other day in each calendar year as Fortis and the Trustees may from time to time agree, an officer’s certificate, stating whether or not to the best knowledge of the signers thereof Fortis is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture and, if Fortis is in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.
Consolidation, Merger, Conveyance or Transfer
Nothing in the Indenture or the Notes of any series shall prevent any consolidation, merger, arrangement or amalgamation of Fortis with or into any other Person (whether or not affiliated with Fortis), or successive consolidations, mergers, arrangements or amalgamations in which Fortis or its successor or successors shall be a party or parties, or shall prevent any conveyance or transfer of all or substantially all of the properties and assets of Fortis to any other Person (whether or not affiliated with Fortis) lawfully entitled to acquire the same; provided, however, and Fortis covenants and agrees, that (a) if an Event of Default has occurred and is continuing, it will not enter into any agreement for any such consolidation, merger, arrangement, amalgamation, conveyance or transfer, and (b) upon any such consolidation, merger, arrangement, amalgamation, conveyance or transfer, (i) the due and punctual payment of the principal of and premium and Additional Amounts, if any, and interest on the Notes of such series, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by Fortis, shall be expressly assumed, by indenture supplemental thereto, in form reasonably satisfactory to the Trustees, executed and delivered to the Trustees by the Person (if other than Fortis) formed by such consolidation, or into which Fortis shall have been merged, arranged or amalgamated, or by the Person which shall have acquired such properties and assets, (ii) the successor Person formed by such consolidation, or into which Fortis shall have been merged, arranged or amalgamated, or the Person which shall have acquired such properties and assets is organized under the laws of Canada, or any province or territory thereof, the United States of America, or any state or the District of Columbia, and (iii) Fortis shall deliver to the Trustees an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, arrangement, amalgamation, conveyance or transfer and, if a supplemental indenture is required in connection with a transaction, such supplemental indenture, comply with the Indenture and all conditions precedent provided for in the Indenture relating to such transaction have been complied with.
Upon any consolidation of Fortis, arrangement or amalgamation with, or merger of Fortis into, any other Person or any conveyance or transfer of all or substantially all of the properties and assets of Fortis, the successor Person formed by such consolidation, arrangement or amalgamation or into which Fortis is merged or to which such conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, Fortis under the Indenture with the same effect as if such successor Person had been named as Fortis in the Indenture, and thereafter the predecessor Person shall be relieved of all obligations and covenants under the Indenture and the Notes.
Consent to Jurisdiction and Service of Process
Pursuant to the Indenture we have appointed CT Corporation System, 28 Liberty Street, New York, New York 10005, USA, as our agent for service of process in any suit, action or proceeding with respect to the Indenture brought in any U.S. federal or New York state court located in New York City and will submit to such jurisdiction.
Reports
We will supply (without cost) to holders of the Notes and the Trustees copies of the annual reports and quarterly reports and of any information, documents or reports that we are required to file with the SEC under Section 13 or Section 15(d) of the Exchange Act within 15 days after the same is filed with the SEC. See the section entitled “Where You Can Find Additional Information” of this Prospectus Supplement. Any documents filed by us with the SEC via EDGAR will be deemed to satisfy our delivery obligations to the holders of Notes and the Trustees.
If we are not required to file with the SEC, we will supply (without cost) to holders of the Notes and the Trustees: (i) all annual and quarterly financial statements that we would have filed with the SEC on Form 40-F and Form 6-K pursuant to Section 13 or Section 15(d) of the Exchange Act as if we were required, as an MJDS-eligible issuer, to file with the SEC such financial statements; provided that such financial statements shall be prepared in accordance with U.S. GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies, and with respect to the annual financial statements only, including a report thereon by our certified independent accountants, plus, in each case, a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes our financial condition and results of operations on a consolidated basis, and (ii) all current reports that would be required to be filed with the SEC on Form 6-K if we were required to file such reports. We shall also make such reports available to prospective purchasers of the Notes, securities analysts and broker-dealers upon their request. Any documents posted on our public website under “Investor Relations” or a similar heading will be deemed to satisfy our delivery obligations to the holders of Notes and the Trustees.
DESCRIPTION OF THE INDENTURE
From time to time, we may issue debt securities, whether senior or subordinated, in one or more series under the Indenture. The Trustees under the Indenture are The Bank of New York Mellon in the United States and Computershare Advantage Trust of Canada (formerly known as BNY Trust Company of Canada) in Canada.

We conduct our business primarily through our subsidiaries. Accordingly, our ability to meet our obligations under our debt securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. In addition, the rights that we and our creditors would have to participate in the assets of any such subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors. Certain of our subsidiaries have incurred substantial amounts of debt in the operations and expansion of their businesses and we anticipate that certain of our subsidiaries will continue to do so in the future.
Holders of our debt securities under the Indenture will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Notes of each series will be effectively subordinated to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Notes of each series will be structurally subordinated to all liabilities and any preference or preferred shares of our subsidiaries. See “— The Indenture does not limit the amount of debt we or our subsidiaries may incur or restrict our ability to engage in other transactions that may adversely affect holders of the Notes”, “— The Notes are not secured by any of our assets and any secured creditors would have a prior claim on our assets” and “— The Notes are structurally subordinated to any indebtedness of our subsidiaries, and we may be unable to generate cash flow to service our debt obligations if our subsidiaries are unable to distribute cash to us or repay loans from us” in the section entitled “Risks Related to the Notes” in this Prospectus Supplement.
The following description of the Indenture is only a summary and is not intended to be comprehensive and will be subject to, and is qualified in its entirety by reference to, the Indenture. Copies of the Second Supplemental Indenture and the Third Supplemental Indenture will be filed and copies of the Principal Indenture are available on SEDAR+, which can be accessed at www.sedarplus.ca, and EDGAR, which can be accessed at www.sec.gov.
The Indenture and the Notes are governed by the laws of the State of New York.
General
The Indenture does not limit the amount of debt securities, including Notes of either series, that we may issue thereunder. We may issue debt securities, whether senior or subordinated, from time to time under the Indenture in one or more series by entering into supplemental indentures or by our Board or a duly authorized committee authorizing the issuance. The debt securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. See “Risks Related to the Notes — The Indenture does not limit the amount of debt that we or our subsidiaries may incur or restrict our ability to engage in other transactions that may adversely affect holders of the Notes”.
Purchase for Cancellation
Under the Indenture, we shall have the right to purchase Notes of either series in the market, by tender or private contract, from time to time. Any debt securities purchased by us shall be cancelled and no debt security shall be issued in substitution therefor.
Provisions Applicable to Particular Series
A supplemental indenture and, if required pursuant to applicable law, a corresponding prospectus supplement for a particular series of debt securities being offered will disclose the specific terms related to the offering of such debt securities, including the price or prices at which the debt securities to be offered will be issued. Those terms may include some or all of the following:
(a)
the title of the series;

(b)
the total principal amount of the debt securities of the series;

(c)
the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

(d)
the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

(e)
any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

(f)
whether we may extend the interest payment periods and, if so, the terms of the extension;

(g)
the place or places where payments will be made;

(h)
whether we have the option to redeem the debt securities and, if so, the terms of our redemption option;

(i)
any obligation that we have to redeem the debt securities through a sinking fund or to purchase the debt securities through a purchase fund or at the option of the holder;

(j)
whether the provisions described under “— Satisfaction and Discharge, Defeasance and Covenant Defeasance” will not apply to the debt securities;

(k)
the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars, if applicable;

(l)
the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

(m)
whether the debt securities will be issuable as global securities and, if so, the securities depositary;

(n)
any changes in the events of default or covenants with respect to the debt securities;

(o)
any index or formula used for determining principal, premium or interest;

(p)
the terms of the subordination of any series of subordinated debt;

(q)
if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

(r)
the person to whom any interest shall be payable if other than the person in whose name the debt security is registered on the regular record date for such interest payment; and

(s)
any other terms.

We will issue the debt securities of each series only in fully registered form without coupons, and there will be no service charge for any registration of transfer or exchange of the debt securities. We may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange (excluding certain exchanges not constituting a transfer as set forth in the Indenture). Subject to the terms of the Indenture and the limitations of DTC and the Trustees applicable to global securities, transfers and exchanges of the debt securities may be made at The Bank of New York Mellon, 101 Barclay Street, New York, New York 10286 or at any other office we maintain for such purpose.
The debt securities will be issuable in minimum denominations of US$2,000 or any integral multiple of US$1,000 in excess thereof. We may at any time deliver executed debt securities to the Trustees for authentication, and the Trustees shall authenticate such debt securities upon our written request and satisfaction of certain other conditions set forth in the Indenture.
We may offer and sell the debt securities, including original issue discount debt securities, at a substantial discount below their principal amount.
Global Securities
We may issue some or all of the debt securities as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global certificates. We will register each global security with or on behalf of a securities depositary. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

As long as the securities depositary or its nominee is the registered holder of a global security representing debt securities, that person will be considered the sole owner and holder of the global security and the securities it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:
(a)
may not have the global security or any debt securities registered in their names;

(b)
may not receive or be entitled to receive physical delivery of certificated debt securities in exchange for the global security; and

(c)
will not be considered the owners or holders of the global security or any debt securities for any purposes under the applicable securities or the related mortgage or indenture.

We will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.
Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called “participants” in this discussion, and to persons that hold beneficial interests through participants. When a global security representing debt securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of debt securities the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:
(a)
the securities depositary, with respect to participants’ interests; and

(b)
any participant, with respect to interests the participant holds on behalf of other persons.

Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. Neither we nor the Trustees or any agent of any of us will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global security representing debt securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests.
Redemption
We may redeem debt securities only upon notice mailed at least 10 but not more than 60 days before the date fixed for redemption. That notice may state that the redemption will be conditional upon either Trustee, or the applicable paying agent, receiving sufficient funds to pay the principal, premium and interest on those debt securities on the date fixed for redemption and that if the Trustees or the applicable paying agent does not receive those funds, the redemption notice will not apply, and we will not be required to redeem those debt securities. If less than all the debt securities of a series are to be redeemed, the particular debt securities to be redeemed shall be selected by lot and in the case of global securities, in accordance with the applicable procedures of DTC.
We will not be required to:
(a)
issue, register the transfer of, or exchange any debt securities of a series during the 15-day period before the date the notice is mailed identifying the debt securities of that series that have been selected for redemption; or

(b)
register the transfer of or exchange any debt security of that series selected for redemption except the unredeemed portion of a debt security being partially redeemed.

Consolidation, Merger, Conveyance or Transfer
The Indenture provides that, except upon an event of default, we may consolidate or merge with or into, or convey or transfer all or substantially all of our properties and assets to, another corporation or other entity. Any successor must, however, assume our obligations under the Indenture and the debt securities issued under it, and we must deliver to the Trustees a statement by certain of our officers and an opinion of counsel that affirm compliance with all conditions in the Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for us under the Indenture, and we will be relieved of our obligations under the Indenture and the debt securities.
Additional Amounts
All payments that we make under or with respect to debt securities of any series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charges (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (or collectively, taxes) imposed or levied by or on behalf of Canada or any other jurisdiction in which we are incorporated, organized or otherwise resident or engaged in or carrying on business for tax purposes or from or through which we or our paying agent makes any payment on the debt securities of such series, or by any political subdivision or taxing authority or agency thereof or therein (each, a “Relevant Taxing Jurisdiction”), unless withholding or deduction is then required by law. If we or any other applicable withholding agent are required to withhold or deduct any amount for or on account of taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the debt securities of any series, we will pay additional amounts (the “Additional Amounts”), as may be necessary to ensure that the net amount received by each holder or beneficial owner of the debt securities of such series after such withholding or deduction (including any withholding or deduction attributable to the Additional Amounts) will be not less than the amount the holder or beneficial owner would have received if such taxes had not been required to be withheld or deducted.
We will not, however, pay Additional Amounts in respect or on account of:
(a)
any taxes that would not have been imposed or levied but for a present or former connection (including, but not limited to, citizenship, nationality, residence, domicile, incorporation, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within such Relevant Taxing Jurisdiction) between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (other than any connection arising solely from the acquisition, ownership or disposition of the debt securities of any series, the receipt of payments under or with respect to the debt securities of any series, or the exercise or enforcement of rights under or with respect to the debt securities of any series or the Indenture);

(b)
any taxes that are imposed or withheld by reason of the failure of the holder or beneficial owner of debt securities of any series, following our written request addressed to the holder (and made at a time that would enable the holder or beneficial owner acting reasonably to comply with that request, and in all events at least 30 calendar days before the relevant date on which payment under or with respect to the debt securities of such series is due and payable) to comply with any certification or identification requirements, whether required or imposed by statute, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction), but in each case only to the extent that the holder or beneficial owner, as the case may be, is legally eligible to provide such certification;

(c)
any estate, inheritance, gift, sales, transfer, personal property or similar taxes;

(d)
any tax which is payable otherwise than by deduction or withholding from payments made under or with respect to the debt securities of any series;

(e)
any Canadian taxes paid or payable by reason of (i) the holder, beneficial owner or other recipient of the amount not dealing at arm’s length with us for the purposes of the Tax Act, (ii) the holder or beneficial owner being, or not dealing at arm’s length with, a “specified shareholder” of us for the purposes of subsection 18(5) of the Tax Act, or (iii) Fortis being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) in respect of the holder or beneficial owner;
(f)
any tax imposed on or with respect to any payment by us to the holder if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that Taxes would not have been imposed on such payment had the beneficiary, partner or other beneficial owner directly held the debt securities of any series;

(g)
any tax that is imposed or levied by reason of the presentation (where presentation is required in order to receive payment) of the debt securities of a series for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficial owner or holder thereof would have been entitled to Additional Amounts had the debt securities been presented for payment on any date during such 30 day period;

(h)
any tax that is imposed or levied on or with respect to a debt security of a series presented for payment on behalf of a holder or beneficial owner who would have been able to avoid such withholding or deduction by presenting the relevant debt security of such series to another paying agent in a member state of the European Union; or

(i)
any taxes imposed pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), as of the issue date of the debt securities, (and any amended or successor version that is substantially comparable), any regulations or other official guidance thereunder or agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) entered into in connection therewith.

In addition, Additional Amounts will not be payable with respect to any taxes that are imposed in respect of any combination of the above items.
Where any tax is payable pursuant to Section 803 of Income Tax Regulations made under the Tax Act by a holder or beneficial owner of debt securities in respect of any amount payable under the debt securities to the holder (other than by reason of a transfer of the debt securities to a person resident in Canada with whom the transferor does not deal at arm’s length for purposes of the Tax Act), but no Additional Amount is paid in respect of such tax, we will pay the holder an amount equal to such tax within 45 days after receiving from the holder a notice containing reasonable particulars of the tax so payable, provided such holder or beneficial owner would have been entitled to receive Additional Amounts on account of such tax but for the fact that it is payable otherwise than by deduction or withholdings from payments made under or with respect to the debt securities.
If we are an applicable withholding agent (or are otherwise required to withhold amounts under applicable law), we will (i) make such withholding or deduction required by applicable law and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law.
At least 30 calendar days prior to each date on which any payment under or with respect to the debt securities of any series is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the debt securities of such series is due and payable, in which case such payment will be made promptly thereafter), we will deliver to the Trustees an officer’s certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information (other than the identities of holders and beneficial owners) necessary to enable the Trustees or paying agent, as the case may be, to pay such Additional Amounts to holders and beneficial owners on the relevant payment date. The Trustees will make such payments in the same manner as any other payments on the debt securities of such series. We will provide the Trustees with documentation reasonably satisfactory to the Trustees evidencing payment of such Additional Amounts.
Upon request, we will take reasonable efforts to furnish to the Trustees or a holder, within a reasonable time, certified copies of tax receipts or other evidence of the payment by us of any taxes imposed or levied by a Relevant Taxing Jurisdiction.

We will pay any present or future stamp, issue, registration, court documentation, excise or property taxes or other similar taxes, charges and duties, including interest, additions to tax and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the receipt of any payment under or with respect to the debt securities of any series, the execution, issue, delivery or registration of the debt securities of such series or the Indenture or any other document or instrument referred to thereunder and any such taxes, charges, duties or similar levies imposed by any jurisdiction as a result of, or in connection with, the enforcement of the debt securities of such series or the Indenture or any such other document or instrument following the occurrence of any event of default with respect to the debt securities of such series. We will not, however, pay such amounts that are imposed on or result from a sale or other transfer or disposition by a holder or beneficial owner of a debt security.
The preceding provisions will survive any termination, defeasance or discharge of the Indenture and shall apply mutatis mutandis to any jurisdiction in which any successor person to us is organized, incorporated or otherwise resident or engaged in or carrying on business for tax purposes and any political subdivision or taxing authority or agency thereof or therein.
Whenever the Indenture or this “Description of the Indenture” refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to the Notes, such reference includes the payment of Additional Amounts, if applicable.
Redemption upon Changes in Withholding Taxes
We may, at our option, redeem the debt securities of any series, in whole but not in part, at any time upon not less than 30 days’ nor more than 60 days’ written notice to the holders at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date fixed for redemption (the “Tax Redemption Date”), premium, if any, and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if we determine in good faith that we are, or on the next date on which any amount would be payable in respect of the debt securities of such series, would be obligated to pay Additional Amounts in respect of the debt securities of such series pursuant to the terms and conditions thereof, which we cannot avoid by the use of reasonable measures available to us (including, without limitation, making payment through a payment agent located in another jurisdiction), as a result of:
(a)
any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction affecting taxation which becomes effective on or after the issue date of the debt securities or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issue date of the debt securities, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture; or

(b)
any change in, or amendment to, the official application, administration, or interpretation of the laws, regulations or rulings of any Relevant Taxing Jurisdiction (including by virtue of a holding, judgment, or order by a court of competent jurisdiction or change in published practice or revenue guidance), on or after the issue date of the debt securities or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issue date of the debt securities, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture,

(each a “Change in Tax Law”).
Notwithstanding the foregoing, we may not redeem the debt securities of any series under this provision if the Change in Tax Law obliging us to pay Additional Amounts was (i) officially announced by the Relevant Taxing Jurisdiction’s tax authority or a court (including, for the avoidance of doubt, an announcement by or on behalf of the Minister of Finance (Canada) or any provincial or territorial counterpart) or (ii) validly enacted into law by the Relevant Taxing Jurisdiction, in each case, prior to the issue date of the debt securities or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issue date of the debt securities, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture.

The foregoing provisions shall apply mutatis mutandis to any successor person, after such successor person becomes a party to the Indenture, with respect to a Change in Tax Law occurring after the time such successor person becomes a party to the Indenture.
Modification; Waiver
We may modify the Indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of all series of debt securities that are affected by the modification, voting as one class. The consent of the holder of each outstanding debt security affected is, however, required to:
(a)
change the maturity date of the principal or any installment of principal or interest on that debt security;

(b)
reduce the principal amount, the interest rate or any premium payable upon redemption of that debt security;

(c)
reduce the amount of principal due and payable upon acceleration of maturity;

(d)
change the currency of payment of principal, premium or interest on that debt security;

(e)
impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

(f)
reduce the percentage in principal amount of debt securities of any series required to modify the Indenture, waive compliance with certain restrictive provisions of the Indenture or waive certain defaults; or

(g)
with certain exceptions, modify the provisions of the Indenture governing modifications of the Indenture or governing waiver of covenants or past defaults.

In addition, we may modify the Indenture for certain other purposes, without the consent of any holders of debt securities.
The holders of a majority in principal amount of the outstanding debt securities of any series may waive, for that series, our compliance with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the outstanding debt securities of all series under the Indenture with respect to which a default has occurred and is continuing, voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any debt security or a default with respect to a covenant or provision which cannot be modified without the consent of the holder of each outstanding debt security of the series affected.
Events of Default
The following are events of default under the Indenture with respect to any series of debt securities:
(a)
failure to pay principal of or any premium on any debt security of that series when due;

(b)
failure to pay when due any interest on any debt security of that series that continues for 60 days; for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of debt securities that permit such deferrals;

(c)
failure to perform the covenant described under “— Consolidation, Merger, Conveyance or Transfer”; and

(d)
certain bankruptcy, insolvency or reorganization events with respect to us.

We may establish additional events of default for a particular series.
If an event of default with respect to debt securities of a series occurs and is continuing, then the Trustees or the holders of at least 33% in principal amount of the outstanding debt securities of that series may declare the principal amount of all debt securities of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration, but before a judgment or decree for payment of the money due has been obtained, if:
(a)
we have paid or deposited with the Trustees all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Trustees; and

(b)
all events of default with respect to that series, other than the nonpayment of the principal that became due solely by virtue of the declaration, have been cured or waived.

The Trustees are under no obligation to exercise any of their rights or powers at the request or direction of any holders of debt securities unless those holders have offered the Trustees security or indemnity against the costs, expenses and liabilities which they might incur as a result. The holders of a majority in principal amount of the outstanding debt securities of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to any Trustee or the exercise of any power of any Trustee with respect to those debt securities, provided that such direction shall not conflict with any rule of law or with the Indenture, the Trustees may take any other action deemed proper by the Trustees which is consistent with such direction, and, subject to the duties and responsibilities of the Trustees set out in the Principal Indenture, the Trustees each have the right to decline to follow any such direction if such Trustee in good faith shall determine that the proceeding so directed would involve the Trustee in personal liability.
The holder of any debt security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that debt security on its maturity date or redemption date and to enforce those payments.
We are required to furnish each year to the Trustees a statement by certain of our officers to the effect that we are not in default under the Indenture or, if there has been a default, specifying the default and our status.
Payments; Paying Agent
The paying agent will pay the principal of any debt securities only if those debt securities are surrendered to it. The paying agent will pay interest on debt securities issued as global securities by wire transfer to the holder of those global securities. The paying agent will pay interest on debt securities that are not in global form at its office or, at our option:
(a)
by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustees at least five business days prior to the date of payment by the person entitled to that interest; or

(b)
by check mailed to the address of the person entitled to that interest as that address appears in the security register for those debt securities.

The U.S. Trustee will act as paying agent for that series of debt securities, and the corporate trust office of the U.S. Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts.
Any money that we have paid to the Trustees or a paying agent for principal, any premium or interest on any debt securities which remains unclaimed at the end of two years after that principal, premium or interest has become due will be repaid to us at our request. After repayment to us, holders should look only to us for those payments.
Satisfaction and Discharge, Defeasance and Covenant Defeasance
Upon our written request, the Indenture shall be satisfied and discharged (except as to certain surviving rights and obligations specified in the Indenture) when:

(a)
either all debt securities have been delivered to a Trustee for cancellation or all debt securities not delivered to a Trustee for cancellation are due and payable within one year (at maturity or due to redemption) and we have deposited with either Trustee money or Government Obligations sufficient to pay and discharge such debt securities to the applicable maturity or redemption date (including principal, any premium and interest thereon);

(b)
we have paid or caused to be paid all other sums payable under the Indenture; and

(c)
we have delivered to the Trustees an officer’s certificate and an opinion of counsel stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

The Indenture provides that we may be:
(a)
discharged from our obligations, with certain limited exceptions, with respect to any series of debt securities, as described in the Indenture, such a discharge being called a “defeasance” in this Prospectus Supplement; and

(b)
released from our obligations under certain restrictive covenants especially established with respect to any series of debt securities, as described in the Indenture, such a release being called a “covenant defeasance” in this Prospectus Supplement.

We must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with either Trustee, in trust, of money or Government Obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those debt securities on the maturity dates of those payments or upon redemption.
Following a defeasance, payment of the debt securities defeased may not be accelerated because of an event of default under the Indenture. Following a covenant defeasance, the payment of debt securities may not be accelerated by reference to the covenants from which we have been released. A defeasance may occur after a covenant defeasance.
Concerning the Trustees
The Bank of New York Mellon is the U.S. Trustee. Computershare Advantage Trust of Canada (formerly known as BNY Trust Company of Canada) is the Canadian Co-Trustee. Certain of our subsidiaries maintain deposit accounts and banking relationships with the Trustees or their respective Affiliates. Either Trustee or its respective Affiliates may also serve as trustee or agent under other indentures and agreements pursuant to which we have outstanding securities or securities of certain of our subsidiaries are outstanding.
The Trustees will perform only those duties that are specifically set forth in the Indenture unless an event of default under the Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Trustees will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs.
Upon our application to the Trustees to take any action under any provision of the Indenture, we are required to furnish to the Trustees such certificates and opinions as may be required under the United States Trust Indenture Act of 1939, as amended (the “TIA”).
Governing Law
The Indenture, any supplemental indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles thereof.
Trust Indenture Act
The Indenture is subject to, and governed by, the TIA.
BOOK−ENTRY ONLY SYSTEM
We have obtained the information in this section concerning DTC and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Each series of the Notes initially will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co., DTC’s nominee.
You may hold your interests in a global security in the United States through DTC, either as a participant in such system or indirectly through organizations which are participants in such system. So long as DTC or its nominee is the registered owner of the global securities representing the NC5 Notes and NC10 Notes, DTC or such nominee will be considered the sole owner and holder of such Notes for all purposes of the Notes and the Indenture. Except as provided below, owners of beneficial interests in a series of Notes will not be entitled to have such Notes registered in their names, will not receive or be entitled to receive physical delivery of such Notes in definitive form and will not be considered the owners or holders of the Notes of such series under the applicable Indenture, including for purposes of receiving any reports that we or the Trustees deliver pursuant to the Indenture. Accordingly, each person owning a beneficial interest in a Note of a series must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of Notes of such series.
Unless and until we issue the Notes of a series in fully certificated form under the limited circumstances described below under the heading “— Certificated Notes”:
(a)
you will not be entitled to receive physical delivery of a certificate representing your interest in the Notes of such series;

(b)
all references in this Prospectus Supplement to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

(c)
all references in this Prospectus Supplement to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the Notes of such series, for distribution to you in accordance with DTC procedures.

The Depository Trust Company
DTC will act as securities depositary for the Notes of each series. The Notes of each series will be issued as fully registered securities registered in the name of Cede & Co. DTC has advised us and the Underwriters that it is:
(a)
a limited-purpose trust company organized under the New York Banking Law;

(b)
a “banking organization” within the meaning of the New York Banking Law;

(c)
a member of the Federal Reserve System;

(d)
a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

(e)
a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.
Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com. The contents of such website do not constitute part of this Prospectus Supplement.

If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in the NC5 Notes or the NC10 Notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The SEC has on file a set of the rules applicable to DTC and its direct participants.
Acquisitions or transfers of the Notes of any series under DTC’s system must be made by or through direct participants, which will receive a credit for the applicable Notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants.
Beneficial owners will not receive written confirmation from DTC of their acquisition of Notes, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive physical delivery of certificates representing their ownership interests in the Notes, except as provided below in “— Certificated Notes”.
To facilitate subsequent transfers, all Notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee has no effect on beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes. DTC’s records reflect only the identity of the direct participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
Book-Entry Format
Under the book-entry format, the Trustees will pay interest and principal payments in respect of each series of Notes to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to the beneficial owners. You may experience some delay in receiving your payments under this system.
DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to Notes of any series of which you are a beneficial owner on your behalf. We and the Trustees have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes of any series or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
The Trustees will not recognize you as a holder of any Notes of either series under the applicable Indenture and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a Note if one or more of the direct participants to whom the Note is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge Notes of either series to indirect participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your Notes.
Certificated Notes
Unless and until they are exchanged, in whole or in part, for Notes of a series in definitive form in accordance with the terms of the Notes, such Notes may not be transferred except as a whole by DTC to a nominee of DTC; as a whole by a nominee of DTC to DTC or another nominee of DTC; or as a whole by DTC or a nominee of DTC to a successor of DTC or a nominee of such successor.
We will issue Notes of any series of which you are a beneficial owner to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:
(a)
DTC notifies us that it is no longer willing or able to discharge its responsibilities properly or DTC is no longer a registered clearing agency under the Exchange Act, and we are unable to locate a qualified successor within 90 days;

(b)
an event of default has occurred and is continuing under the Indenture and beneficial owners representing a majority in aggregate principal amount of the Notes of such series represented by global securities advise DTC to cease acting as depositary; or

(c)
we have so determined, in our sole discretion and subject to the procedures of DTC.

If any of the above events occurs, DTC is required to notify all direct participants that Notes of such series in fully certificated registered form are available through DTC. DTC will then surrender each global security representing the Notes of such series along with instructions for re-registration. The Trustees will re-issue the Notes of such series in fully certificated registered form and will recognize the registered holders of the certificated Notes of such series as holders under the applicable Indenture.
USE OF PROCEEDS
The net proceeds of the Offering will be approximately US$986,000,000, determined after deducting the Underwriters’ Fee and the expenses of the Offering, which expenses are estimated to be US$4,000,000. The net proceeds of the Offering will be used to repay maturing indebtedness and for general corporate purposes. Pending repayment of our maturing indebtedness, we may invest the net proceeds in bank deposits and money market securities.

PLAN OF DISTRIBUTION
Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated September 9, 2026 between us and the Underwriters, for whom Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., Wells Fargo Securities, LLC and BofA Securities, Inc. are acting as representatives, we have agreed to sell to the Underwriters, and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase from us, as principals, subject to the terms and conditions of the Underwriting Agreement, the following respective principal amounts of the Notes listed opposite their names below.
	Principal Amount of the NC5 Notes		Principal Amount of the NC10 Notes
Morgan Stanley & Co. LLC	US$	85,000,000	US$	85,000,000
MUFG Securities Americas Inc.	US$	85,000,000	US$	85,000,000
Wells Fargo Securities, LLC	US$	85,000,000	US$	85,000,000
BofA Securities, Inc.	US$	75,000,000	US$	75,000,000
BMO Capital Markets Corp.	US$	27,000,000	US$	27,000,000
CIBC World Markets Corp.	US$	27,000,000	US$	27,000,000
RBC Capital Markets, LLC	US$	27,000,000	US$	27,000,000
Scotia Capital (USA) Inc.	US$	27,000,000	US$	27,000,000
TD Securities (USA) LLC	US$	27,000,000	US$	27,000,000
National Bank of Canada Financial Inc.	US$	15,000,000	US$	15,000,000
Academy Securities, Inc.	US$	10,000,000	US$	10,000,000
Desjardins Securities Inc.	US$	10,000,000	US$	10,000,000
Total	US$	500,000,000	US$	500,000,000
The Underwriting Agreement provides that the Underwriters will be paid an underwriting fee (the “Underwriters’ Fee”), on account of services rendered equal to US$10,000,000, being an aggregate of US$10 per US$1,000 principal amount of NC5 Notes sold and US$10 per US$1,000 principal amount of NC10 Notes sold. The total price to the public will be US$1,000,000,000, the aggregate Underwriters’ Fee will be US$10,000,000 and the net proceeds to us will be approximately US$986,000,000, after deducting the expenses of the Offering estimated at US$4,000,000 which, together with the Underwriters’ Fee, will be paid from our general funds.
Subscriptions for the Notes will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on the Closing Date, but not later than September 23, 2026.
If an Underwriter fails to purchase the Notes which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Notes, provided that, if the aggregate principal amount of Notes not purchased is less than or equal to 10% of the aggregate principal amount of Notes agreed to be purchased by the Underwriters, then each of the Underwriters is obligated to purchase severally the aggregate principal amount of Notes not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all Notes if any Notes are purchased under the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and several and may be terminated at their discretion in certain circumstances, including upon the occurrence of certain stated events. Under the terms of the Underwriting Agreement, the Underwriters may be entitled to indemnification by us against certain liabilities, including liabilities under Canadian and United States securities legislation as a result of the Offering, or to contribution with respect to payments which such Underwriters may be required to make in respect thereof.
The Notes will be offered concurrently in the United States and in the provinces of Canada by the Underwriters, either directly or through their respective broker-dealer Affiliates who are registered to offer the Notes for sale in the United States and each of the provinces of Canada, as applicable, and such other registered dealers as may be designated by the Underwriters, in accordance with the Underwriting Agreement. No Notes will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available. Certain of the Underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority.
There is no market through which the Notes of either series may be sold and purchasers of Notes may not be able to resell the Notes purchased under this Prospectus Supplement. We do not intend to have the Notes listed on any securities exchange. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risks Related to the Notes — Active trading markets for the Notes may not develop”.
Commissions and Discounts
The representatives of the Underwriters have advised us that the Underwriters propose to offer the Notes to the public initially at the public offering prices specified on the cover page of this Prospectus Supplement and to dealers at prices that represent a concession not in excess of US$6 per US$1,000 principal amount of the NC5 Notes and US$6 per US$1,000 principal amount of the NC10 Notes. The Underwriters may allow, and these dealers may re-allow, a concession of not more than US$4 per US$1,000 principal amount of the NC5 Notes and US$4 per US$1,000 principal amount of the NC10 Notes to other dealers. After the Underwriters have made a reasonable effort to sell all of the Notes offered by this Prospectus Supplement at the prices specified herein, the offering prices may be decreased and may be further changed from time to time to an amount not greater than the prices specified on the cover page of this Prospectus Supplement. Any such reduction will therefore not affect the net proceeds we receive.
Price Stabilization and Short Positions
In connection with the Offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater principal amount of the Notes than they are required to purchase in the Offering. The Underwriters may close out any short position by purchasing Notes in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Notes in the open market prior to the completion of the Offering. Stabilizing transactions consist of various bids for or purchases of the Notes made by the Underwriters in the open market prior to the completion of the Offering. The Underwriters may also impose a penalty bid, which occurs when a particular Underwriter repays to the other Underwriters a portion of the Underwriters’ Fee received by it because the representatives of the Underwriters have repurchased Notes sold by or for the account of that Underwriter in stabilizing or short covering transactions. Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the Notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise. Such transactions, if commenced, may be discontinued at any time without notice.
Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Notes ends and all stabilization arrangements relating to the Notes are terminated, bid for or purchase the Notes. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Canadian Investment Regulatory Organization relating to market stabilization and passive market making activities and a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the applicable Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period.
Relationships Between Us and Certain Underwriters
Each of Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., Wells Fargo Securities, LLC, BofA Securities, Inc., BMO Capital Markets Corp., CIBC World Markets Corp., RBC Capital Markets, LLC,

Scotia Capital (USA) Inc., TD Securities (USA) LLC, National Bank of Canada Financial Inc. and Desjardins Securities Inc. is an Affiliate of a financial institution that has, either solely or as a member of a syndicate of financial institutions, extended credit facilities to, or holds other indebtedness of, us and/or our subsidiaries. Consequently, we may be considered a “connected issuer” of the Underwriters within the meaning of applicable securities legislation. None of these Underwriters will receive any direct benefit from the Offering other than the Underwriters’ Fee relating to the Offering. The decision to distribute the Notes hereunder and the determination of the terms of the Offering were made through negotiation between us and the Underwriters. No bank had any involvement in such decision or determination. As at September 4, 2026, an aggregate of approximately C$1.0 billion was outstanding under the Existing Indebtedness. We and/or our subsidiaries are in material compliance with our respective obligations under the Existing Indebtedness. Since entering into the Existing Indebtedness, no breach thereunder has been waived by the lenders thereof; there has been no material change in our or our subsidiaries’ financial position or condition, except as otherwise described in this Prospectus Supplement and the Shelf Prospectus (including in the documents incorporated by reference herein and therein); and the value of any security for any such Existing Indebtedness has not changed, except in the ordinary course of business.
In addition, in the ordinary course of their business activities, the Underwriters and their respective Affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve our securities or instruments. Certain of the Underwriters or their Affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, these Underwriters and their Affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their respective Affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Proceeds from the sale of the Notes may be used to repay maturing indebtedness which we or our subsidiaries may have with subsidiaries or Affiliates of the Underwriters or may be invested in bank deposits and money market securities, including of or with the Underwriters or their Affiliates. See “Use of Proceeds” in this Prospectus Supplement. As a result, one or more of such Underwriters or their Affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. The Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA Rule 5121”). The appointment of a “qualified independent underwriter” is not required in connection with the Offering because the conditions of FINRA Rule 5121(a)(1)(C) are satisfied. Any Underwriter with a conflict of interest under FINRA Rule 5121 will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written approval of the customer.
Certain of the Underwriters and their respective Affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees.
Settlement
It is expected that the Closing Date will occur on September 21, 2026, or such earlier or later date as we and the Underwriters may agree. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Notes prior to the date that is one business day prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Notes prior to the date that is one business day prior to the Closing Date should consult their own advisors.

Notice to Prospective Investors in the European Economic Area
The Notes of either series are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of:
(a)
a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(b)
a customer within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(c)
not a qualified investor as defined in the Regulation (EU) No 2017/1129, known as the “Prospectus Regulation”.

The expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes of each series to be offered so as to enable an investor to decide to purchase or subscribe for such Notes.
Consequently, no key information document required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes of either series or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes of either series or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes of each series has led to the conclusion that: (i) the target market for the Notes of each series is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of such Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling, or recommending such debt securities (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes of each series (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.
Notice to Prospective Investors in the United Kingdom
This Prospectus Supplement and the Prospectus and any other material in relation to the Notes of either series are only being distributed to, and are only directed at persons who (i) have professional experience in matters relating to investments and falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth entities, unincorporated associations etc.”) of the Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or cause to be communicated (all such persons together being referred to as “relevant persons”). This Prospectus Supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
The Notes of each series are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “Public Offers Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK PRIIPs Regulation”) for offering or selling the Notes of each series or otherwise making them available to any retail investor in the United Kingdom has been prepared and therefore offering or selling such Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.
This Prospectus Supplement has been prepared on the basis that any offer of the Notes of either series in the United Kingdom will be made pursuant to an exception under the Public Offers Regulation from the prohibition on offers to the public. This Prospectus Supplement is not a prospectus for the purposes of the Public Offers Regulation or an approved prospectus for the purposes of Section 85 of the FSMA.
This Prospectus Supplement, the Prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes of either series in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes of each series in, from or otherwise involving the United Kingdom.

Solely for the purposes of the product approval process of any relevant initial purchaser that considers itself a manufacturer pursuant to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) (each a “UK Manufacturer” and, together, the “UK Manufacturers”), the target market assessment in respect of the Notes of each series has led to the conclusion that: (i) the target market for such Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018; and (ii) all channels for distribution of such Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes of either series (a “UK distributor”) should take into consideration the UK Manufacturers’ target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK Manufacturers’ target market assessment) and determining appropriate distribution channels.
Notice to Prospective Investors in Switzerland
This Prospectus Supplement and the Prospectus are not intended to constitute an offer or solicitation to purchase or invest in the Notes of either series. The Notes of either series may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit such Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement, the Prospectus nor any other offering or marketing material relating to the Notes of either series constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement, the Prospectus nor any other offering or marketing material relating to the Notes of either series may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in Hong Kong
The Notes of either series have not been and may not and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong). No advertisement, invitation or document relating to the Notes of either series has been or may be or will be issued or has been, may be or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes of either series which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder.
The contents of this Prospectus Supplement and the Prospectus have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice.
Notice to Prospective Investors in Japan
This Offering of the Notes of each series has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended, the “FIEA”) or any other laws, regulations or ministerial guidelines of Japan and, accordingly, such Notes may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for reoffering or resale, directly or indirectly, in Japan, or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.
Notice to Prospective Investors in Singapore
This Prospectus Supplement and the Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and the Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes of either series may not be circulated or distributed, nor may such Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an “institutional investor” (as defined in Section 4A of the Securities and Futures Act 2001, as modified and amended from time to time (the “SFA”)) under Section 274 of the SFA or (ii) to an “accredited investor” (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.
Singapore SFA Product Classification
Solely for the purposes of our obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Notes of each series are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in the United Arab Emirates
The Notes of either series have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this Prospectus Supplement and the Prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. This Prospectus Supplement and the Prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Taiwan
The Notes of either series have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), and/or other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be offered, issued or sold within Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration with, filing or the approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Notes of either series in Taiwan.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of certain U.S. federal income tax considerations of the acquisition, ownership and disposition of the Notes of either series by U.S. Holders (as defined below). This discussion is based on the Code, the U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), administrative guidance and court decisions, in each case as of the date hereof, all of which are subject to change and differing interpretations, possibly with retroactive effect. This discussion addresses only the U.S. federal income tax considerations for holders who purchase the Notes for cash at their issue price (generally, the first price at which a substantial amount of the Notes of the applicable series is sold to investors for cash, excluding sales to bondhouses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers) that will hold their Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the Medicare contribution tax on net investment income, any aspect of non-U.S. tax law, U.S. state or local tax law, any U.S. federal tax law other than income tax law (e.g. estate or gift tax law) or other tax law that may be applicable to a holder. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Notes in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:
•
banks and other financial institutions;

•
real estate investment trusts and regulated investment companies;

•
traders in securities who elect to apply a mark-to-market method of accounting;

•
tax-exempt entities or organizations or governmental entities or organizations;

•
insurance companies;

•
dealers or brokers in securities or foreign currency;

•
individual retirement and other tax-deferred accounts;

•
U.S. Holders whose functional currency is not the U.S. dollar;

•
U.S. expatriates and former citizens or long-term residents of the United States;

•
U.S. Holders holding notes that are attributable to an office or other fixed place of business maintained outside the United States;

•
persons who file applicable financial statements required to recognize income with respect to a Note when associated revenue is reflected on such financial statements;

•
“passive foreign investment companies” or “controlled foreign corporations”, and corporations that accumulate earnings to avoid U.S. federal income tax;

•
persons subject to an alternative minimum tax;

•
persons who hold their shares as part of a straddle, hedging, conversion, constructive sale, integrated or similar transaction;

•
persons who purchase or sell their shares as part of a wash sale for tax purposes; and

•
“S corporations”, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein).

In addition, there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described herein. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Notes that for U.S. federal income tax purposes is:
•
an individual who is a citizen or resident of the United States;

•
a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their own tax advisors about the U.S. federal income tax consequences of acquiring, holding and disposing of the Notes.
This discussion is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representations with respect to the income tax consequences to any particular holder are made. Accordingly, prospective holders of Notes are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences to them of acquiring, holding and disposing of the Notes in light of their particular circumstances, as well as any tax consequences of such matters arising under the U.S. federal tax laws, including estate or gift tax laws, or under any state, local or non-U.S. tax laws or under any applicable income tax treaty.
Classification of the Notes
The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities substantially similar to the Notes. In the opinion of Davies, Ward, Phillips & Vineberg LLP, counsel to Fortis, based upon an analysis of the relevant facts and circumstances and assuming full compliance with the terms of the Indenture and other relevant documents, and based on assumptions and representations relied upon in rendering such opinion, under applicable law as of the issue date of the Notes, the Notes will be treated as indebtedness for U.S. federal income tax purposes. However, this opinion is not binding upon the IRS and there can be no assurance that the IRS or a court will agree with such treatment. No ruling is being sought from the IRS on any of the issues discussed herein.
Fortis intends and agrees, and by acquiring an interest in the Notes each beneficial owner of the Notes intends and agrees, to treat the Notes as indebtedness for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment.
Effect of Certain Contingencies
Fortis may be obligated to pay amounts in excess of the stated interest or principal on the Notes, including as described under “Description of the Notes — Redemption on Tax Event and Rating Event”, “Description of the Indenture — Additional Amounts” and “Description of the Indenture — Redemption upon Changes in Withholding Taxes”. These potential payments may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments.” According to the applicable Treasury Regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if, for example, such contingencies, as of the date of issuance, are remote or incidental. Fortis intends to take the position that the foregoing contingencies do not cause the Notes to be treated as contingent payment debt instruments. Our position that the Notes are not contingent payment debt instruments is binding on a U.S. Holder, unless such U.S. Holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our position is not, however, binding on the IRS, and if the IRS were to successfully challenge this position, a U.S. Holder might be required to accrue ordinary interest income on the Notes at a rate in excess of the stated interest rate, and to treat as ordinary interest income (rather than capital gain) any gain realized on the taxable disposition of a Note. The remainder of this discussion assumes that the Notes will not be treated as contingent payment debt instruments. Each U.S. Holder is urged to consult its own tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes.
Stated Interest
Except as described below under “Original Issue Discount,” a U.S. Holder will be taxed on any stated interest (including any taxes withheld therefrom and any Additional Amounts paid in respect thereof) at the time received or accrued, in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes. Stated interest income on a Note generally will constitute foreign source income and generally will be considered “passive category income” in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. Any non-U.S. withholding tax paid in respect of a payment of interest to a U.S. Holder on the Notes may be eligible for a foreign tax credit (or a deduction in lieu of such credit) for U.S. federal income tax purposes. However, there are significant complex limitations on a U.S. Holder’s ability to claim such a credit or deduction. U.S. Holders are urged to consult their own tax advisors concerning the foreign tax credit and deductibility implications of any non-U.S. taxes withheld with respect to the Notes generally and in their particular circumstances.
Original Issue Discount
The Notes are expected to be treated as variable rate debt instruments. Subject to the discussion below, based on the Treasury Regulations applicable to variable rate debt instruments and the expected pricing terms of the Notes, the Notes are not expected to be treated as issued with original issue discount (“OID”).
Fortis has the option under certain circumstances to defer payment of stated interest on each series of Notes. Treasury Regulations provide that the possibility that interest on the Notes might be deferred would generally result in the Notes being treated as issued with OID, unless the likelihood of such deferral is remote. Fortis believes that the likelihood of our exercising the option to defer payment of stated interest is remote within the meaning of the Treasury Regulations and therefore that the possibility of such deferral will not result in the Notes being treated as issued with OID. Accordingly, assuming such determination is correct, interest paid on the Notes should be taxable to a U.S. Holder as described above under “— Stated Interest.”
Our position that the likelihood of such deferral is remote is binding on a U.S. Holder, unless such U.S. Holder discloses its contrary position in the manner required by applicable Treasury Regulations. However, this position is not binding on the IRS. No rulings or other interpretations have been issued by the IRS that address the meaning of the term “remote,” as used in the applicable Treasury Regulations, and there can be no assurance that the IRS or a court will agree with our position. If the possibility of interest deferral were determined not to be remote, or if interest were in fact deferred, such Notes would be treated as issued with OID at the time of issuance, or reissued with OID at the time of such deferral, as the case may be, and all stated interest, or if interest is in fact deferred all stated interest due after such deferral, would be treated as OID. Under the OID rules, regardless of a U.S. Holder’s regular method of accounting for U.S. federal income tax purposes, a U.S. Holder will be required to include in taxable income (as ordinary income) for each taxable year, using a constant yield method, the daily portion of OID, if any, that accrues on the Notes, for each day in such taxable year on which it owns the Notes. Thus, a U.S. Holder may be required to include OID in income in advance of the receipt of the cash to which such OID is attributable, and actual payments of stated interest would not be reported separately as taxable income.
Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of Notes
Generally, upon the sale, exchange, retirement, redemption or other taxable disposition of a Note, a U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount realized on the disposition (less any amount attributable to accrued but unpaid interest, which will be taxable as such) and such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note will generally equal the cost of such Note to such U.S. Holder, and if the Note is treated as having been issued with OID at the time of issuance or as having been reissued with OID after the exercise of our interest deferral option, such adjusted tax basis will also be increased by the amount of any OID previously included in such U.S. Holder’s gross income with respect to the Note and decreased by any payments received on the Note since and including the date that the Note was deemed to be issued or reissued with OID.
Any gain or loss realized by a U.S. Holder generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement, redemption or other taxable disposition, the Note has been held by such U.S. Holder for more than one year, and will generally be treated as from US sources for purposes of the U.S. foreign tax credit limitation. Long-term capital gains of non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.
Information Reporting and Backup Withholding
Under certain circumstances, payments of principal and interest and any accruals of OID on the Notes, and proceeds from the sale or other disposition of Notes, paid to (or accrued by) a U.S. Holder may be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. A U.S. Holder who does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.
Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. Holders are urged to consult their tax advisors as to their qualifications for exemption from backup withholding and the procedures for obtaining such an exemption.
Foreign Asset Reporting
Certain U.S. Holders are required to report information relating to an interest in the Notes, subject to certain exceptions (including an exception for Notes held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders are urged to consult their own tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Notes. U.S. Holders are urged to consult their tax advisors regarding the application of the foreign asset reporting rules to their particular circumstances, including the potential significant penalties for noncompliance.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to Fortis, and Stikeman Elliott LLP, counsel to the Underwriters (collectively, “Counsel”), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a holder of Notes (a “Holder”) who acquires, as beneficial owner, Notes pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with, and is not affiliated with, Fortis.
This summary is based on the provisions of the Tax Act in force as of the date hereof and Counsel’s understanding of the current published administrative practices of the Canada Revenue Agency. On January 29, 2026 and July 23, 2026, the Department of Finance (Canada) released for consultation proposed amendments to the Tax Act (the “Hybrid Mismatch Proposals”) that would, if enacted, amend certain “hybrid mismatch” provisions of the Tax Act and introduce other consequential amendments. This summary does not take into account the Hybrid Mismatch Proposals, but otherwise takes into account all specific proposals to amend the Tax Act that have been published in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, Holders and prospective holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Notes pursuant to this Offering, having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Notes under the Tax Act and any jurisdiction in which they may be subject to tax.
Residents of Canada
The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act, (a) is, or is deemed to be, resident in Canada, and (b) holds Notes as capital property (a “Resident Holder”). Generally, a Note will be considered to be capital property to a Resident Holder provided that the Resident Holder does not hold the Note in the course of carrying on a business and has not acquired the Note in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders who might not otherwise be considered to hold their Notes as capital property may, in certain circumstances, be entitled to have the Notes and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and all subsequent taxation years be deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders are advised to consult their tax advisors to determine whether such an election is available and desirable in their particular circumstances.
This summary is not applicable to a Resident Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the “mark-to-market” property and “specified debt obligation” rules; (b) an interest in which would be a “tax shelter investment”, as defined in the Tax Act; (c) that has elected to report its “Canadian tax results” in a currency other than the Canadian currency pursuant to the “functional currency” reporting rules, as all of those terms are defined in the Tax Act; or (d) that enters into a “derivative forward agreement” in respect of any Note, as defined in the Tax Act. Any such Resident Holder should consult its own tax advisor with respect to an investment in the Notes.
Currency Conversion
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of a Note must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Canada Revenue Agency. As a result, the amount of interest required to be included in the income of, and capital gains or capital losses realized by, a Resident Holder may be affected by currency fluctuations.
Taxation of Interest on Notes
A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Note that accrues to the Resident Holder to the end of that taxation year or that has become receivable by the Resident Holder or is received by the Resident Holder before the end of that taxation year, including during any Deferral Period and on a redemption or repayment on maturity, except to the extent that such amount was included in computing its income for a preceding taxation year.
Any other Resident Holder, including an individual, will be required to include in computing income for a taxation year any interest on a Note that is received or receivable by such Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), including on a redemption or repayment on maturity, except to the extent that such amount was included in computing the Resident Holder’s income for a preceding taxation year. In addition, if at any time a Note should become an “investment contract” (as defined in the Tax Act) in relation to such Resident Holder, such Resident Holder will be required to include in computing the Resident Holder’s income for a taxation year any interest that accrues to the Resident Holder on the Note up to the end of any “anniversary date” (as defined in the Tax Act) in the taxation year to the extent such interest was not otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year. The investment contract provisions of the Tax Act will generally apply during any Deferral Period to require Resident Holders who would not otherwise include accrued but unpaid interest in their income to include interest that accrues during the Deferral Period on an annual basis. Resident Holders should consult their own tax advisors with respect to the application of the investment contract provisions in the Tax Act.
To the extent that the principal amount of a Note exceeds the amount for which it is issued, the excess (the “discount”) may be required to be included in computing a Resident Holder’s income either (i) in each taxation year in which all or a portion of such amount accrues (in circumstances where the discount is or is deemed to be interest); or (ii) in the taxation year in which the discount is received or receivable by the Resident Holder. Resident Holders should consult their own tax advisors with respect to the treatment of any discount.
Any premium paid by Fortis to a Resident Holder because of the exercise by us of the right to redeem the Notes before the maturity thereof (including on a redemption, or a purchase for cancellation (other than in the open market in the manner any such obligation would normally be purchased in the open market by any member of the public)) will generally be deemed to be interest received at the time by the Resident Holder and will be required to be included in computing the Resident Holder’s income, to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption of, the interest that would have been paid or payable by us on the Notes for a taxation year ending after the redemption and to the extent that such premium was not otherwise included in computing its income for a preceding taxation year.
Disposition of Notes
Upon a disposition or deemed disposition, including upon payment on maturity or redemption or purchase for cancellation, any premium deemed to be interest and the amount of interest accrued on the Note to the date of disposition will be included in computing the Resident Holder’s income for the year of disposition, except to the extent that it was included in computing the Resident Holder’s income for that or a preceding taxation year, and will be excluded from the Resident Holder’s proceeds of disposition of the Note. A Resident Holder may also be required to include in computing its income the amount of any discount received or receivable by such Resident Holder.
A disposition or deemed disposition of a Note by a Resident Holder, including upon payment on maturity or redemption or purchase for cancellation, will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any accrued interest or any amount deemed to be interest and reasonable costs of disposition, are greater (or less) than the Resident Holder’s adjusted cost base thereof. The adjusted cost base of a Note acquired by a Resident Holder will be determined by averaging the cost of such Note with the adjusted cost base of all other Notes that are identical property to such Note for purposes of the Tax Act owned by the Resident Holder as capital property at that time, if any.
Generally, one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act. A capital gain realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.
Additional Refundable Tax
A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout a taxation year, or a “substantive CCPC” (as defined in the Tax Act) at any time in a taxation year, may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the taxation year, which includes interest income and amounts in respect of taxable capital gains earned on or realized in respect of a Note.
Non-Residents of Canada
The following summary is generally applicable to a Holder of Notes who acquires such Notes as beneficial owner pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times: (a) is not, and is not deemed to be, resident in Canada (including as a consequence of an applicable tax treaty or convention); (b) holds the Notes as capital property; (c) is not a “specified shareholder” of Fortis, or a person who does not deal at arm’s length with a “specified shareholder” of Fortis, for purposes of the “thin capitalization” rules in subsection 18(4) of the Tax Act; (d) deals at arm’s length with Fortis (and with any transferee resident, or deemed to be resident, in Canada to whom the Holder disposes of Notes); (e) does not receive any payment of interest (including any amount deemed to be interest) on the Notes in respect of a debt or other obligation to pay an amount to a person, other than the relevant Holder, with whom Fortis does not deal at arm’s length; (f) does not use or hold, and is not deemed to use or hold, the Notes in carrying on business in Canada; and (g) is not an insurer that carries on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).
This summary does not address the possible application of the “hybrid mismatch arrangement” rules in section 18.4 of the Tax Act (the “Hybrid Mismatch Rules”) to a Non-Resident Holder (i) that disposes of a Note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in the Hybrid Mismatch Rules) with respect to the Non-Resident Holder or in respect of which the Non-Resident Holder is a “specified entity”, (ii) that acquires, holds or disposes of a Note under, or in connection with, a “structured arrangement” (as defined in the Hybrid Mismatch Rules), or (iii) in respect of which Fortis does not deal at arm’s length for purposes of the Tax Act or is a “specified entity” (as defined in the Hybrid Mismatch Rules). Such Non-Resident Holders should consult their own tax advisors.
Interest, Principal and Premium
No Canadian withholding tax will apply to interest (including any amount deemed to be interest), principal or premium paid or credited, or deemed to be paid or credited, by Fortis on the Notes to a Non-Resident Holder.
Disposition of Notes
No Canadian withholding tax will apply to the proceeds received by a Non-Resident Holder on a disposition of Notes, including a redemption, payment on maturity or repurchase. In addition, no other tax on income (including taxable capital gains) is payable under the Tax Act in respect of the purchase, repurchase, holding, redemption or disposition of the Notes, or the receipt of interest (including any amount deemed to be interest), principal or any premium thereon, by a Non-Resident Holder.
RISKS RELATED TO THE NOTES
An investment in the Notes offered hereby involves certain risks. A prospective purchaser of Notes should carefully consider the risk factors described under:
(a)
the heading “Business Risks” found on pages 21 to 29 of the Annual MD&A;

(b)
note 26 “Fair Value of Financial Instruments and Risk Management” found on pages 39 to 42 of the Annual Financial Statements;

(c)
the heading “Business Risks” found on page 15 of the Interim MD&A; and

(d)
note 13 “Fair Value of Financial Instruments and Risk Management” found on pages 14 to 17 of the Interim Financial Statements,

each of which is incorporated by reference herein, and under the heading “Risk Factors” found on pages 19 to 20 of the Shelf Prospectus. In addition, prospective purchasers of Notes should carefully consider, in light of their own financial circumstances, the risk factors set out below which relate to the Notes, as well as the other information contained in the Prospectus, the documents incorporated by reference herein and in all subsequently filed documents incorporated by reference, before making an investment decision.
The Notes will be subordinated in right of payment to our other debt and liabilities that are Senior Indebtedness and any secured debt of Fortis
Our payment obligations under the Notes of each series will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness to the extent provided in the Second Supplemental Indenture or the Third Supplemental Indenture, as applicable. See “Description of the Notes — Subordination”. In

addition, the Notes of each series will also be effectively subordinated in right of payment to all secured debt and liabilities of Fortis to the extent of the value of the assets securing such liabilities, if any. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding, the assets of Fortis that serve as collateral under any such secured liabilities would be made available to satisfy the obligations under the secured liabilities before any payments are made on the Notes of either series. There will be no covenants in the applicable Indenture that limit our ability to incur debt (including Senior Indebtedness) or other liabilities (including liabilities that rank in priority to the Notes of each series) or securing those liabilities.
The Notes are not secured by any of our assets and any secured creditors would have a prior claim on our assets
The Notes of each series are not secured by any of our assets. The applicable Indenture governing the Notes does not contain any restrictions on the amount of additional indebtedness that we or our subsidiaries may incur, including with respect to secured debt. If we incur any secured debt, our assets will be subject to prior claims by our secured creditors. If we become insolvent or are liquidated, or if payment under any agreements governing any secured debt is accelerated, the lenders under our secured debt agreements would be entitled to exercise the remedies available to a secured lender. Accordingly, the lenders would have a prior claim on our assets to the extent of their liens, and it is possible that there would be insufficient assets remaining from which claims of the holders of Notes can be satisfied. The Notes of each series will be effectively subordinated to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations. As of June 30, 2026, on a pro forma basis after giving effect to: (a) the net proceeds of the Offering, determined after deducting the Underwriters’ Fee and estimated expenses of the Offering on an after-tax basis; and (b) the changes in long-term debt, capital lease and finance obligations from and including July 1, 2026 up to and including September 4, 2026, we had approximately C$7.5 billion of secured obligations, all of which represents indebtedness of our subsidiaries.
The Notes are structurally subordinated to any indebtedness of our subsidiaries, and we may be unable to generate cash flow to service our debt obligations if our subsidiaries are unable to distribute cash to us or repay loans from us
The Notes of each series will also be structurally subordinated to all liabilities and any preference or preferred shares of our subsidiaries. As of June 30, 2026, on a pro forma basis after giving effect to the changes in long-term debt, capital lease and finance obligations from and including July 1, 2026 up to and including September 4, 2026, our subsidiaries would have had approximately C$30.0 billion of indebtedness. We are a holding company and, as such, have no revenue-generating operations of our own other than our capital raising activities. We are largely dependent on the financial results of our subsidiaries and the related cash payments from these subsidiaries. We periodically rely on external financings to provide the cash that is necessary to make future investments, service debt incurred by us, pay administrative costs and pay dividends. Our subsidiaries are separate legal entities and have no independent obligation to pay dividends to us. Prior to paying dividends to us, the subsidiaries have financial obligations that must be satisfied, including, among others, their operating expenses and obligations to creditors. Furthermore, our utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to us or may require that we contribute capital to them. The future enactment of laws or regulations may prohibit or further restrict the ability of our subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, in the event of a subsidiary’s liquidation or reorganization, our right to participate in a distribution of assets is subject to the prior claims of the subsidiary’s creditors. As a result, our ability to generate cash flow to service our debt obligations is reliant on the ability of our subsidiaries to generate sustained earnings and cash flows and to pay dividends and repay loans.
The Indenture does not limit the amount of debt that we or our subsidiaries may incur or restrict our ability to engage in other transactions that may adversely affect holders of the Notes
The applicable Indenture under which the Notes of such series will be issued does not limit the amount of debt that we or our subsidiaries may incur, including secured debt. It also does not contain any limits on the amount of preference or preferred shares that we or our subsidiaries may issue. Any such amounts could be substantial. The applicable Indenture does not contain any financial covenants or other provisions that would afford the holders of the Notes of such series any substantial protection in the event we participate in a highly leveraged transaction. In addition, the applicable Indenture does not limit our ability to pay dividends, make distributions or repurchase Common Shares or Preference Shares. As a result of the foregoing, when evaluating the terms of the Notes of a particular series, you should be aware that the terms of the applicable Indenture and such Notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in such Notes. If we incur additional debt or liabilities, our ability to pay our obligations on the Notes of such series could be adversely affected.
Changes in our credit ratings may adversely affect the value of the Notes
In connection with this Offering, we expect to receive credit ratings for the Notes of each series. Such ratings are limited in scope, and may not address all material risks related to the structure of, market for or other factors related to the value of the Notes, but rather reflect only the view of each rating agency at the time the rating is issued. There can be no assurance that the credit ratings assigned to the Notes of either series will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by one or more of the rating agencies if, in such rating agency’s judgment, circumstances so warrant.
Credit rating agencies evaluate the industries in which we operate as a whole and may change their credit rating for us based on their overall view of such industries. The credit rating assigned to the Notes of each series is not a recommendation to purchase, hold or sell such Notes, because ratings do not comment as to market price or suitability for a particular investor. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of such Notes and increase our corporate borrowing costs.
We may be unable to generate the cash flow to service our debt obligations, including the Notes
We cannot assure you that our business will generate sufficient cash flow to enable us to service our indebtedness, including the Notes of each series, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. Based upon current operations, we believe cash flow from operations and available cash will be adequate for the foreseeable future to meet our anticipated requirements for working capital, capital expenditures, scheduled payments of principal and interest on our indebtedness, including the Notes of each series, and dividend payments on our outstanding First Preference Shares. However, if we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt and First Preference Shares, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including the Notes) or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or incur additional indebtedness on terms acceptable to us, or at all.
We will have a substantial amount of indebtedness, which may adversely affect our cash flow and ability to operate our business and make payments on the Notes
Our payment obligations under the Notes of each series will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness to the extent provided in the Second Supplemental Indenture or the Third Supplemental Indenture, as applicable. See “Description of the Notes — Subordination”. In addition, the Notes of each series will also be effectively subordinated in right of payment to all secured debt and liabilities of Fortis to the extent of the value of the assets securing such liabilities, if any. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding, the assets of Fortis that serve as collateral under any such secured liabilities would be made available to satisfy the obligations under the secured liabilities before any payments are made on the Notes. There will be no covenants in the applicable Indenture that limit our ability to incur debt (including Senior Indebtedness) or other liabilities (including liabilities that rank in priority to the Notes of either series) or securing those liabilities. As of June 30, 2026, on a pro forma basis after giving effect to: (a) this Offering, including the expected use of proceeds; and (b) the changes in long-term debt, capital lease and finance obligations from and including July 1, 2026 up to and including September 4, 2026, our consolidated indebtedness would have been an estimated C$35.6 billion.
If we incur any additional obligations that rank equally with the Notes, the holders of those obligations will be entitled to share ratably with the holders of the Notes and our previously issued unsecured subordinated indebtedness in any proceeds distributed upon our insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the Notes then outstanding would remain unpaid.
Our existing credit facilities contain, and agreements that we may enter into in the future may contain, covenants that could restrict our financial flexibility
Our existing credit facilities, and the credit facilities of our subsidiaries, contain covenants imposing certain requirements on our business, including covenants regarding the ratio of indebtedness to total capitalization. Furthermore, our subsidiaries periodically issue long-term debt, historically consisting of both secured and unsecured indebtedness. These third-party debt agreements contain covenants that may limit our ability to take advantage of potential business opportunities as they arise and may adversely affect the conduct of our and our utilities’ current business, including restricting our ability to finance future operations and capital needs and limiting our subsidiaries’ ability to engage in other business activities. Other covenants place or could place restrictions on our and our utilities’ ability to among other things:
(a)
incur additional debt;

(b)
create liens;

(c)
enter into transactions with Affiliates;

(d)
sell or transfer assets; and

(e)
consolidate or merge.

Agreements we and our operating subsidiaries enter into in the future may also have similar or more restrictive covenants, especially if the general credit market deteriorates. A breach of any covenant in the existing credit facilities or the agreements governing our other indebtedness would result in an event of default. Certain events of default may trigger automatic acceleration of payment of the underlying obligations or may trigger acceleration of payment if not remedied within a specified period. Events of default under one agreement may trigger events of default under other agreements, although our regulated utilities are not subject to the risk of default of Affiliates. If payments are accelerated as a result of an event of default, the principal and interest on such borrowing would become due and payable immediately. If that should occur, we may not be able to make all of the required payments or borrow sufficient funds to refinance the accelerated debt obligations. Even if new financing was then available, it may not be on terms that are acceptable to us.
Active trading markets for the Notes may not develop
The Notes of each series will constitute a new issue of securities for which there is no existing trading market. We do not intend to apply to list the Notes of either series on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the Notes of either series will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the Notes. Further, there can be no assurance as to the liquidity of any market that may develop for the Notes of either series, your ability to sell such Notes or the price at which you will be able to sell such Notes. Future trading prices of the Notes of either series will depend on many factors, including time remaining to the maturity of the applicable series of Notes, outstanding amount of the applicable series of Notes, prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to such series of Notes, the markets for similar securities and general economic conditions. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:
(a)
the number of holders of such series of Notes;

(b)
the interest of securities dealers in making a market for such series of Notes;

(c)
our credit ratings with major credit rating agencies; and

(d)
the level, direction and volatility of market interest rates generally.

Risk of Optional Redemption
We may elect to redeem either series of the Notes prior to maturity, in whole or in part, at any time or from time to time, especially when prevailing interest rates are lower than the rate borne by the Notes of such series. If prevailing interest rates are lower than the interest rate borne by the Notes of such series at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate that is at least equal to the interest rate on the series of Notes being redeemed. See “Description of the Notes — Optional Redemption”.
We have the option to defer interest payments on the Notes
As long as no Event of Default has occurred and is continuing, we may elect, at our sole option, to defer the interest payable on either series of Notes on one or more occasions for up to ten consecutive years. There is no limit on the number of Deferral Periods that may occur. Any such election by Fortis to defer the payment of interest will not constitute an Event of Default or any other breach under the Notes of the applicable series or the applicable Indenture. See “Description of the Notes — Deferral Right.”
The interest rate for the Notes will reset on each Interest Rate Reset Date, and any interest payable after an Interest Rate Reset Date may be less than an earlier interest rate; provided, that the interest rate will not reset below the initial interest rate for the Notes
The interest rate on the Notes of a series will initially reset on the applicable Initial Interest Rate Reset Date (as defined in the “Description of the Notes”) and will reset on each subsequent date that is the fifth anniversary of the immediately preceding date on which such rate is reset. After each reset, the new interest rate is unlikely to be the same as, and may be lower than, the interest rate for a prior period (other than the initial period). Accordingly, investments in the Notes entail significant risks not associated with investments in notes that bear interest at fixed rates. On each applicable Interest Rate Reset Date, the interest rate on the Notes of a series will be reset to be a rate per annum equal the 5-Year Treasury Rate on the applicable Interest Rate Calculation Date (as defined in the Description of the Notes) plus a prescribed amount; provided that the interest rate will not reset below the initial interest rate for the Notes of such series. See “Description of the Notes — Interest and Maturity”. Fortis has no control over the factors that may affect the yields for U.S. Treasury securities, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events.
Historical yields for U.S. Treasury securities are not an indication of future yields for U.S. Treasury securities
In the past, yields for U.S. Treasury securities have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of yields for U.S. Treasury securities are not necessarily indicative of future levels. Any historical upward or downward trend in yields for U.S. Treasury securities is not an indication that those yields are more or less likely to increase or decrease at any time after the applicable Initial Interest Rate Reset Date, and you should not take the historical yields for U.S. Treasury securities as an indication of future yields for U.S. Treasury securities.
Changes in interest rates may cause the market price or value of the Notes to change
Prevailing interest rates will affect the market price or value of the Notes of each series. Assuming all other factors remain unchanged, the market price or value of the Notes of each series may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
Holders will have limited rights of acceleration
Subject to the conditions in the applicable Indenture, the Trustees or holders of not less than 33% of the outstanding principal amount of a series of Notes may accelerate payment of the principal of such series of Notes upon the occurrence of certain Events of Default, including if Fortis defaults on the payment of (i) the principal of, or the redemption price for, such series of Notes when it becomes due and payable at maturity or (ii) interest when due and payable on such series of Notes and such default continues for 60 days (subject to our right, at our sole option, to defer interest payments, as described under “Description of the Notes — Deferral Right”). See “Description of the Notes — Events of Default”.
We or any of our Affiliates may assume the duties of the Calculation Agent and may have economic interests adverse to the interests of the holders
The Calculation Agent (as defined in the Description of the Notes) will make certain determinations regarding the interest rate, including determinations that incorporate the 5-Year Treasury Rate, for each Interest Rate Reset Period (as defined in the Description of the Notes) for each series of Notes. We or any of our Affiliates may assume the duties of the Calculation Agent for each series of Notes. Any exercise of discretion by us or our Affiliates acting as Calculation Agent could present a conflict of interest. In making the required determinations, decisions and elections, we or our Affiliates may have economic interests that are adverse to the interests of holders, and those determinations, decisions or elections could have a material adverse effect on the yield on, value of and market for the Notes of either series. Any determination made by us or our Affiliates, acting as the Calculation Agent, will be final and binding absent manifest error.
If we defer interest payments on the Notes, there will be U.S. federal income tax consequences to holders of the Notes
If we were to defer interest payments on a series of Notes, such Notes would be treated as issued with OID at the time of such deferral, and all stated interest due after such deferral would be treated as OID. In such case, a U.S. Holder would generally be required to include such stated interest in income as it accrues, regardless of such U.S. Holder’s regular method of accounting, using a constant yield method, before such U.S. Holder receives any payment attributable to such income, and would not separately report the actual payments of interest on the Notes of such series as taxable income.
If a U.S. Holder of a series of Notes sells its Notes before the record date for the payment of interest at the end of an optional deferral period, it will not receive such interest. Instead, the accrued interest will be paid to the holder of record on the record date regardless of who the holder of record may have been on any other date during the optional deferral period. Moreover, amounts that U.S. Holders were required to include in income in respect of the Notes of a series during the optional deferral period will be added to such U.S. Holders’ adjusted tax basis in such Notes, but may not be reflected in the amount that such U.S. Holder realizes on the sale. To the extent the amount realized on a sale is less than the U.S. Holder’s adjusted tax basis, the U.S. Holder will generally recognize a capital loss for U.S. federal income tax purposes. The deductibility of capital losses is subject to limitations. See “United States Federal Income Tax Considerations.”
Canadian and United States bankruptcy and insolvency laws may impair the Trustees’ ability to enforce remedies under the Indenture governing the Notes or the Notes themselves
The rights of the Trustees that represent the holders of a series of Notes to enforce remedies could be delayed by the restructuring provisions of applicable Canadian or United States federal and state bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. In addition, it may be possible in certain circumstances to restructure certain debt obligations under the corporate governing statute applicable to the debtor.
The powers of the court under the Bankruptcy and Insolvency Act (Canada), and particularly under the Companies’ Creditors Arrangement Act (Canada), have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under the Notes of either series would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the Trustees could exercise their rights under the Indenture governing such Notes or whether and to what extent holders of such Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the Trustees.
In addition, the rights of the Trustees and holders of Notes of either series to enforce remedies under the applicable Indenture could be delayed, limited or otherwise impaired by applicable United States federal bankruptcy law if we, or any of our United States subsidiaries or assets, become subject to a case under the United States Bankruptcy Code. Upon the commencement of a case under the United States Bankruptcy Code, Section 362 of the United States Bankruptcy Code imposes an automatic stay that generally precludes creditors, including the Trustees and holders of Notes of either series, from taking action to collect on, or otherwise enforce remedies with respect to, indebtedness owed by a debtor, including the Notes, absent an order of the applicable bankruptcy court granting relief from the automatic stay. The scope and duration of the automatic stay, and the availability and timing of any relief from the automatic stay, are subject to the discretion of the presiding bankruptcy court, and there can be no assurance that the Trustees or holders of Notes of either series would be able to obtain such relief on a timely basis, or at all.
In addition, if we become subject to insolvency, restructuring or similar proceedings in Canada, a foreign representative acting on our behalf may seek recognition of such Canadian proceedings in the United States as a “foreign main proceeding” or “foreign nonmain proceeding” under Chapter 15 of the United States Bankruptcy Code. If such recognition is granted, the United States bankruptcy court may extend to our United States assets certain protections analogous to those available under the United States Bankruptcy Code, including a stay of actions by creditors, which could further delay or impair the ability of the Trustees or holders of Notes of either series to enforce remedies against us or our assets located in the United States. There can be no assurance as to whether recognition under Chapter 15 would be sought or granted in any particular case, the scope of any relief that might be granted in connection therewith, or the extent to which a United States bankruptcy court would otherwise recognize or give effect to an insolvency or restructuring proceeding commenced in Canada.
Furthermore, because the Notes of each series are unsecured and subordinated obligations, holders of such Notes would, in any proceeding under the United States Bankruptcy Code (including any Chapter 15 ancillary proceeding), be junior in priority of payment to holders of our secured indebtedness and other Senior Indebtedness, and, as a result, may recover less, or nothing at all, on their claims in respect of such Notes as compared to holders of senior or secured obligations. See “— The Notes will be subordinated in right of payment to our other debt and liabilities that are Senior Indebtedness and any secured debt of Fortis” above.
AUDITORS
Our auditor is Deloitte LLP, 5 Springdale Street, Suite 1000, St. John’s, Newfoundland and Labrador A1E 0E4.
The Annual Financial Statements, and the effectiveness of our internal control over financial reporting, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. The Annual Financial Statements are incorporated by reference in reliance upon the reports of such firm, given their authority as experts in accounting and auditing. Deloitte LLP is independent with respect to Fortis within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and in accordance with the rules of professional conduct of the Chartered Professional Accountants of Newfoundland and Labrador.
LEGAL MATTERS
Certain legal matters relating to this Offering will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP (Toronto) with respect to certain matters relating to Canadian law and Davies Ward Phillips & Vineberg LLP (New York) with respect to certain matters relating to U.S. law, and on behalf of the Underwriters by Stikeman Elliott LLP with respect to certain legal matters relating to Canadian law and Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to certain legal matters relating to U.S. law. At the date hereof, partners and associates of each of Davies Ward Phillips & Vineberg LLP and Stikeman Elliott LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any securities of our associates or affiliates.

TRUSTEE AND PAYING AGENT
The Bank of New York Mellon, at its corporate trust office, is the U.S. Trustee under the Indenture. Computershare Advantage Trust of Canada, at its corporate trust office, is the Canadian Co-Trustee under the Indenture. The U.S. Trustee, at its corporate trust office, is also the paying agent for the Notes.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of our registration statement: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of Deloitte LLP; (iii) the consents of each of Davies, Ward, Phillips & Vineberg LLP (Toronto), Davies, Ward, Phillips & Vineberg LLP (New York) and Stikeman Elliott LLP; (iv) the power of attorney of the directors and certain officers of Fortis; (v) the Underwriting Agreement; (vi) the Second Supplemental Indenture; (vii) the Third Supplemental Indenture; (viii) the Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, as amended, with respect to The Bank of New York Mellon, as U.S. Trustee, filed concurrently with the Registration Statement on Form F-10 on December 9, 2024, as Exhibit 7.2 thereto; (ix) the appointment of agent for service of process on Form F-X referred to under “Enforceability of Civil Liabilities”, filed concurrently with the Registration Statement on Form F-10 on December 9, 2024; and (x) the Principal Indenture, dated as of October 4, 2016, incorporated by reference as Exhibit 7.1 to the Registration Statement on Form F-10 filed on December 9, 2024.
ENFORCEABILITY OF CIVIL LIABILITIES
We are continued under the laws of the province of Newfoundland and Labrador, Canada. A significant portion of our assets are located outside of the United States. In addition, some of our directors and officers are resident outside the United States, and a significant portion of their respective assets are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Notes who reside in the United States to effect service within the United States upon those directors and officers who are not residents of the United States. It may also be difficult for holders of the Notes who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers under United States federal securities laws.
We have filed with the SEC, concurrently with the Registration Statement on Form F-10, of which the Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed CT Corporation System, 28 Liberty Street, New York, NY 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a United States court arising out of or related to or concerning the Offering under the Registration Statement.
Additionally, it might be difficult for the holders of Notes to enforce judgments of the United States courts based solely upon civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States in a Canadian court against us or any of our non-U.S. resident directors, officers or the experts named in the Prospectus or to bring an original action in a Canadian court to enforce liabilities based on the United States federal or state securities laws against such persons.
Seven of our directors, Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Margarita K. Dilley, Ms. Julie A. Dobson, Mr. Gregory E. Knight, Ms. Gianna M. Manes and Mr. David G. Hutchens, reside outside of Canada and each has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2 as agent for service of process. Investors are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

GLOSSARY
Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus Supplement to “Fortis”, “we”, “us” and “our” refer to Fortis Inc. and our consolidated subsidiaries.
“5-Year Treasury Rate” has the meaning set forth in the section entitled “Description of the Notes — Interest and Maturity”.
“Additional Amounts” has the meaning set forth in the section entitled “Description of the Indenture — Additional Amounts”.
“Additional Notes” has the meaning set forth in the section entitled “Description of the Notes — Additional Notes”.
“Administrative Action” has the meaning set forth in the section entitled “Description of the Notes — Redemption on Tax Event and Rating Event”.
“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“allowable capital loss” has the meaning set forth in the section entitled “Canadian Federal Income Tax Considerations — Disposition of Notes”.
“Annual Financial Statements” refers to our audited consolidated financial statements as at December 31, 2025 and December 31, 2024 and for the fiscal years ended December 31, 2025 and 2024, together with the notes thereto.
“Annual MD&A” refers to our Management Discussion and Analysis of financial condition and results of operations dated February 11, 2026 for the fiscal year ended December 31, 2025.
“Board” means the board of directors of Fortis.
“business day” refers to, with respect to the Notes, a day other than (a) a Saturday or Sunday, (b) a day on which banking institutions in New York City, New York, Toronto, Ontario or St. John’s, Newfoundland and Labrador are authorized or obligated by law or executive order to remain closed, or (c) a day on which the corporate trust office of a Trustee is closed for business.
“Calculation Agent” has the meaning set forth in the section entitled “Description of the Notes — Interest and Maturity”.
“Canadian Co-Trustee” means Computershare Advantage Trust of Canada (formerly known as BNY Trust Company of Canada).
“Change in Tax Law” has the meaning set forth in the section entitled “Description of the Indenture — Redemption upon Changes in Withholding Taxes”.
“Closing Date” has the meaning set forth on the cover page to this Prospectus Supplement.
“Code” has the meaning set forth in the section entitled “Description of the Indenture — Additional Amounts”.
“Common Shares” refers to our common shares.
“Counsel” has the meaning set forth in the section entitled “Canadian Federal Income Tax Considerations”.
“covenant defeasance” has the meaning set forth in the section entitled “Description of the Notes — Discharge; Defeasance”.

“defeasance” has the meaning set forth in the section entitled “Description of the Notes — Discharge; Defeasance”.
“Deferral Period” has the meaning set forth in the section entitled “Description of the Notes — Deferral Right”.
“Deferral Right” has the meaning set forth in the section entitled “Description of the Notes — Deferral Right”.
“Deferred Interest” has the meaning set forth in the section entitled “Description of the Notes — Deferral Right”.
“Dividend Restricted Shares” has the meaning set forth in the section entitled “Description of the Notes — Dividend Stopper Undertaking”.
“DPSP” refers to a deferred profit sharing plan.
“DTC” means The Depository Trust Company.
“DTCC” means The Depository Trust & Clearing Corporation.
“EEA” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in the European Economic Area”.
“Event of Default” has the meaning set forth in the section entitled “Description of the Notes — Events of Default”.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Exempt Plans” has the meaning set forth in the section entitled “Eligibility for Investment”.
“Existing Indebtedness” has the meaning set forth on the cover page to this Prospectus Supplement.
“FHSA” refers to a first home savings account.
“FIEA” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in Japan”.
“Final Interest Rate Reset Date” has the meaning set forth in the section entitled “Description of the Notes — Interest and Maturity”.
“FINRA Rule 5121” has the meaning set forth in the section entitled “Plan of Distribution”.
“FinSA” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in Switzerland”.
“First Preference Shares” refers to any series of our first preference shares.
“Fitch” refers to Fitch Ratings, Inc.
“FSMA” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in the United Kingdom”.
“Fortis” means Fortis Inc.
“FortisAlberta” has the meaning set forth in the section entitled “Special Note Regarding Forward-Looking Statements”.
“FortisBC Electric” has the meaning set forth in the section entitled “Special Note Regarding Forward-Looking Statements”.
“Government Obligations” has the meaning set forth in the section entitled “Description of the Notes — Discharge; Defeasance”.

“H.15” has the meaning set forth in the section entitled “Description of the Notes — Interest and Maturity”.
“Holder” has the meaning set forth in the section entitled “Canadian Federal Income Tax Considerations”.
“Hybrid Mismatch Proposals” has the meaning set forth in the section entitled “Canadian Federal Income Tax Considerations”.
“Hybrid Mismatch Rules” has the meaning set forth in the section entitled “Canadian Federal Income Tax Considerations”.
“Indenture” has the meaning set forth in the section entitled “Description of the Notes — General”.
“Initial Interest Rate Reset Date” has the meaning set forth in the section entitled “Description of the Notes — Interest and Maturity”.
“Insurance Distribution Directive” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in the European Economic Area”.
“Interest Payment Date” has the meaning set forth in the section entitled “Description of the Notes — Interest and Maturity”.
“Interest Rate Calculation Date” has the meaning set forth in the section entitled “Description of the Notes — Interest and Maturity”.
“Interest Rate Reset Date” has the meaning set forth in the section entitled “Description of the Notes — Interest and Maturity”.
“Interest Rate Reset Period” has the meaning set forth in the section entitled “Description of the Notes — Interest and Maturity”.
“Interim Financial Statements” refers to our unaudited condensed consolidated interim financial statements as at June 30, 2026 and for the three and six months ended June 30, 2026 and 2025, together with the notes thereon.
“Interim MD&A” refers to our Interim Management Discussion and Analysis of financial condition and results of operations for the three and six months ended June 30, 2026.
“IRS” has the meaning set forth in the section entitled “Description of the Notes — Discharge; Defeasance”.
“ITC” has the meaning set forth in the section entitled “Special Note Regarding Forward-Looking Statements”.
“Management Information Circular” refers to our Management Information Circular dated March 20, 2026 prepared in connection with our annual meeting of shareholders held on May 7, 2026.
“Maturity Date” has the meaning set forth in the section entitled “Description of the Notes — Interest and Maturity”.
“MiFID II” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in the European Economic Area”.
“MISO” has the meaning set forth in the section entitled “Special Note Regarding Forward-Looking Statements”.
“MISO LRTP” has the meaning set forth in the section entitled “Special Note Regarding Forward-Looking Statements”.
“MJDS” refers to the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States.

“Nationally Recognized Statistical Ratings Organization” means a credit rating agency registered with the SEC.
“NC5 Notes” has the meaning set forth on the cover page to this Prospectus Supplement.
“NC10 Notes” has the meaning set forth on the cover page to this Prospectus Supplement.
“Non-Resident Holder” has the meaning set forth in the section entitled “Canadian Federal Income Tax Considerations — Non-Residents of Canada”.
“Notes” refers to the NC5 Notes and NC10 Notes, collectively.
“Offering” refers to the offering of the Notes under this Prospectus Supplement.
“OID” has the meaning set forth in the section entitled “United States Federal Income Tax Considerations — Original Issue Discount”.
“Order” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in the United Kingdom”.
“outstanding” has the meaning set forth in the section entitled “Description of the Notes — Interest and Maturity”.
“Parity Notes” has the meaning set forth in the section entitled “Description of the Notes — Dividend Stopper Undertaking”.
“Participant” refers to a participant of DTC.
“Permitted Purchase” has the meaning set forth in the section entitled “Description of the Notes — Dividend Stopper Undertaking”.
“Person” means any individual, corporation, partnership, limited liability company or corporation, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.
“Preference Shares” means first preference shares of any series and second preference shares of any series of Fortis in each such case outstanding from time to time and any other preference shares of Fortis authorized and outstanding from time to time.
“Principal Indenture” has the meaning set forth in the section entitled “Description of the Notes — General”.
“PRIIPs Regulation” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in the European Economic Area”.
“Proposed Amendments” has the meaning set forth in the section entitled “Canadian Federal Income Tax Considerations”.
“Prospectus” refers to the Shelf Prospectus, as supplemented by the Prospectus Supplement.
“Prospectus Supplement” refers to this prospectus supplement to the Shelf Prospectus.
“Public Offers Regulation” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in the United Kingdom”.
“Rating Agency” has the meaning set forth in the section entitled “Description of the Notes — Redemption on Tax Event and Rating Event”.
“Rating Event” has the meaning set forth in the section entitled “Description of the Notes — Redemption on Tax Event and Rating Event”.
“RDSP” refers to a registered disability savings plan.
“Registration Statement” refers to the registration statement on Form F-10 (File No. 333-283687) filed with the SEC.

“Relevant Taxing Jurisdiction” has the meaning set forth in the section entitled “Description of the Indenture — Additional Amounts”.
“Resident Holder” has the meaning set forth in the section entitled “Canadian Federal Income Tax Considerations — Residents of Canada”.
“RESP” refers to a registered education savings plan.
“RRIF” refers to a registered retirement income fund.
“RRSP” refers to a registered retirement savings plan.
“S&P” refers to Standard & Poor’s Financial Services LLC.
“SEC” refers to the United States Securities and Exchange Commission.
“Second Supplemental Indenture” has the meaning set forth in the section entitled “Description of the Notes — General”.
“Securities Act” refers to the U.S. Securities Act of 1933, as amended.
“Senior Indebtedness” has the meaning set forth in the section entitled “Description of the Notes — Subordination”.
“SFA” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in Singapore”.
“Shelf Prospectus” refers to the short form base shelf prospectus dated December 9, 2024, as amended or supplemented from time to time, to which this Prospectus Supplement relates.
“Subordinated Securities” has the meaning set forth in the section entitled “Description of the Notes — Subordination”.
“Supplemental Indenture” has the meaning set forth in the section entitled “Description of the Notes — General”.
“Taiwan” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in Taiwan”.
“Tax Act” refers to, collectively, the Income Tax Act (Canada) and the regulations thereunder.
“Tax Event” has the meaning set forth in the section entitled “Description of the Notes — Redemption on Tax Event and Rating Event”.
“Tax Redemption Date” has the meaning set forth in the section entitled “Description of the Indenture — Redemption upon Changes in Withholding Taxes”.
“taxable capital gain” has the meaning set forth in the section entitled “Canadian Federal Income Tax Considerations — Disposition of Notes”.
“TFSA” refers to a tax-free savings account.
“Third Supplemental Indenture” has the meaning set forth in the section entitled “Description of the Notes — General”.
“TIA” means the United States Trust Indenture Act of 1939, as amended.
“Treasury Regulations” has the meaning set forth in the section entitled “United States Federal Income Tax Considerations”.
“Trustees” means, collectively, the U.S. Trustee and the Canadian Co-Trustee.
“Tucson Electric Power” has the meaning set forth in the section entitled “Special Note Regarding Forward-Looking Statements”.

“UK Manufacturer” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in the United Kingdom”.
“UK MiFIR Product Governance Rules” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in the United Kingdom”.
“UK PRIIPs Regulation” has the meaning set forth in the section entitled “Plan of Distribution — Notice to Prospective Investors in the United Kingdom”.
“Underwriters” means, collectively, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., Wells Fargo Securities, LLC, BofA Securities, Inc., BMO Capital Markets Corp., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, National Bank of Canada Financial Inc., Academy Securities, Inc. and Desjardins Securities Inc.
“Underwriters’ Fee” has the meaning set forth in the section entitled “Plan of Distribution”.
“Underwriting Agreement” refers to the underwriting agreement dated September 9, 2026 between us and the Underwriters.
“UNS Electric” has the meaning set forth in the section entitled “Special Note Regarding Forward-Looking Statements”.
“UNS Energy” has the meaning set forth in the section entitled “Special Note Regarding Forward-Looking Statements”.
“U.S. Holder” has the meaning set forth in the section entitled “United States Federal Income Tax Considerations”.
“U.S. Trustee” means The Bank of New York Mellon.
Further, as used in this Prospectus Supplement, the abbreviations contained herein have the meanings set forth below.
EDGAR	Electronic Data Gathering, Analysis and Retrieval
NYSE	New York Stock Exchange
SEDAR+	Canadian System for Electronic Data Analysis and Retrieval +
TSX	Toronto Stock Exchange
U.S.	United States of America
U.S. GAAP	U.S. generally accepted accounting principles

APPENDIX A
INVESTOR PRESENTATION EXTRACT

9REGULATORY UPDATE• In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50 bps RTO ROE incentive adder for transmission owners that have been RTO members for longer than three years• The timing and outcome of this proceeding are unknown • In May 2026, the AUC approved the negotiated settlement agreement that had been reached with intervenors with respect to FortisAlberta's depreciation study• The corresponding reduction in FortisAlberta's depreciation rates has resulted in a true-up of $130M• The settlement of the true-up will be addressed in a future rate application, with no impact to earnings anticipated as the related updates to revenue and depreciation expense are expected to be neutral • In June 2025, TEP filed a general rate application with the ACC requesting new rates effective September 1, 2026• In February 2026, ACC staff filed testimony recommending an allowed ROE of 9.75% and a 55% common equity component of capital structure and supported an annual formulaic rate adjustment mechanism including a range of +/- 50 bps around the allowed return and post-test year adjustments• In June 2026, the Administrative Law Judge issued an extension of the procedural schedule such that a final decision on the rate case will be issued by November 17, 2026 Transmission Incentives TEP General Rate Application Depreciation Study• In 2023, the AUC established the parameters for the 2024-2028 PBR term• FortisAlberta appealed aspects of the framework, including the use of 2018-2022 historical capital additions rather than forecast capital investments approved in the 2023 cost-of-service proceeding• In July 2026, the Alberta Court of Appeal largely upheld the AUC's 2024-2028 PBR frameworkThird PBR Term Decision

10REGULATORY CALENDARQ4 2026General Rate ApplicationACC order and new rates expected. Staff supporting a 9.75% ROE, 55% equity ratio and ARAM.January 2027Annual ROE Automatic Adjustment Mechanism UpdateAnnual formula-based ROE update under the AUC's generic cost of capital framework.April 2027Annual Rate Adjustment Mechanism UNS Gas first annual rate adjustment under the ACC-approved ARAM framework.December 2027Multi-Year Rate PlanCurrent multi-year rate plan concludes; successor framework expected to take effect January 2028.April 2028Annual Rate Adjustment Mechanism First annual rate adjustment expected under Staff-supported ARAM, subject to ACC approval.June 2028General Rate Application Current three-year rate plan concludes; successor plan expected effective mid-2028.December 2028Third-Generation Performance-Based Regulation Current PBR3 term concludes; successor framework expected to take effect January 2029.Note: Timing of orders and successor frameworks subject to regulatory approval. See “forward looking information” above.

2021 2022 2023 2024 2025CONTINUED FOCUS ON SAFE & RELIABLE SERVICE (1) All injury frequency rate = (# injuries x 200,000) / hours worked. (2) Based on weighted average of Fortis' customer count in each jurisdiction.1.832.32.0 2.0 1.9 1.93.84.3 4.2 4.32021 2022 2023 2024 2025Average Electricity Customer Outage Duration (Hours)Fortis(2) Electricity Canada and U.S. Energy Information Administration AverageAll-Injury Frequency Rate(1)FortisUSA Bureau of Labor Statistics (2021-2024 Average)Electricity Canada (2021-2024 Average)1.3011

12WILDFIRE & CLIMATE RISK MITIGATION• PSPS programs in place at FortisAlberta, FortisBC and UNS Energy, with FortisAlberta and FortisBC each expanding its program to two additional areas in 2026 • Wildfire mitigation plans developed at all Fortis utilities and tailored to local risk levels• Advanced detection and modelling technology deployed, including grid sensors, AI-enabled cameras, weather stations and asset-level wildfire risk forecasting• Enhanced vegetation management, using AI and satellite data to target high-risk locations and reduce vegetation-related outages• Location-specific climate risk and vulnerability assessments completed by all utilities, informing the 2026 Climate Resiliency Report• Stakeholder and first responder coordination with regulators, government and community officials on wildfire preparednessKey Operational Activities• Wildfire risk is concentrated at utilities in Alberta (FortisAlberta), British Columbia (FortisBC) and Arizona (UNS Energy)• UNS’ electric assets are concentrated in southern and northwestern Arizona, where desert geography and low vegetation reduce risk• More favourable legal regime and statutory protections for utilities in Canada vs. the U.S.• Arizona wildfire legislation passed in May 2025 provides utilities with additional protection from liability in wildfire lawsuits• BCUC review and approval of the FortisBC PSPS policy supports proactive de-energization• Diversified footprint across 9 utilities limits the exposure of the consolidated group to any single eventWildfire Exposure & Legal Landscape Wildfire and climate resilience remain a continued area of investment, with a priority focus on situational awareness, asset inspection and management, vegetation management, emergency response and employee safety

FOCUSED ON AFFORDABILITY13Affordability InitiativesITC MidwestLoad Growth Driven by Interconnections• Network transmission rates for ITC Midwest's customers are expected to be reduced by ~20% by the end of the decade from the 2026 projected rate resulting from data center load expected to come onlineTEPSpringerville Natural Gas Generation Conversion• Expected to be ~10% of the capital cost compared to new gas generationData Center Load Growth• A typical residential customer is expected to save ~US$13 per month due to 300 MW of load growth as part of the first ESA once at full productionFortisBCTilbury 1A Facility & 1B Expansion • Increased sales of LNG into the marine fueling market associated with the Tilbury 1A facility have provided a rate benefit for customers of ~1.5% since 2024; further expansion of Tilbury 1B is expected to build on this rate benefit for customersEagle Mountain Pipeline Project• Increased demand served through the project will increase the utilization of FortisBC's gas system, and once complete and in service, is expected to provide a rate benefit for customers of ~1.5%Through operational efficiency, disciplined capital planning, and innovation, Fortis utilities are finding better ways to reduce costs and support customer affordabilityAffordability Spotlight1. Cost discipline and rate impact Optimizing how we plan, build, operate and finance the system2. Regulatory and policyInforming rates, regulation and policy development to manage bill impacts3. Brand, trust and customer experienceBuilding trust, improving the customer experience and bill support4. Beneficial growth Growing load to optimize system efficiency

BALANCED APPROACH TO FUNDING(1) Non-U.S. GAAP financial measure. Reflects cash from operating activities net of dividends and including customer contributions. (2) Net debt reflects regulated and non-regulated debt issuances, net of repayments.(3) Reflects common shares issued under the Corporation’s DRIP and ESPP. Funding plan assumes DRIP participation remains at current levels (~38%). Approximately $500M in common shares issued under the DRIP in 2025.15Cash from Operations 59%Equity 11%Net Debt 30%5-Year Capital Plan $28.8B2026-2030 (1)(3)(2)• Consistent capital structure expected over planning period• Equity funding reflects Corporation's DRIP at current participation levels and ESPP• Funding plan supports existing credit ratingsKey HighlightsEquity funding supported by non-core asset sales and hybrid issuance in H2 2025

OTHER ELECTRIC OVERVIEW ELECTRIC T&D UTILITIES1,400dedicated employees$3.7 billion 2026F rate base23,200 kmof electric T&D lines477,000 customersCost of Service regulation with future test yearNote: Data as of December 31, 2025 unless otherwise noted(1) Includes Newfoundland Power, Maritime Electric, FortisOntario, and Fortis’ approximate 60% interest in Caribbean Utilities.(2) Reflects allowed ROE and equity ratio for Newfoundland Power (8.60%/ 45%), Maritime Electric (9.35% / 40%) and FortisOntario (8.66%-9.30% / 40%). Caribbean Utilities earns a return on rate base.Fourregulated electric utilities(1)40%-45% Equity Ratio(2)8.60%-9.35% Allowed ROE(2)Equity investmentIn Wataynikaneyap Partnership25

262026-2030 FORECASTED CAPITAL PLAN BY BUSINESS UNITCapital Plan(1)($MILLIONS) 2026F 2027F 2028F 2029F 2030F2026-2030 TOTALIndependent Electric TransmissionITC 1,874 1,898 2,008 2,083 1,980 9,843U.S. Electric & GasUNS Energy 1,281 1,014 940 1,413 983 5,631Central Hudson 466 438 509 551 573 2,537Total U.S. Electric & Gas 1,747 1,452 1,449 1,964 1,556 8,168Canadian & Caribbean Electric & GasFortisBC Energy 712 1,134 753 637 580 3,816FortisAlberta 614 665 716 763 721 3,479FortisBC Electric 207 244 227 230 220 1,128Other Electric 462 475 506 528 433 2,404Total Canadian & Caribbean Electric & Gas 1,995 2,518 2,202 2,158 1,954 10,827Total Capital Plan 5,616 5,868 5,659 6,205 5,490 28,838Note: U.S. dollar-denominated capital expenditures converted at a USD:CAD foreign exchange rate of 1.35. See “forward-looking information” above.(1) Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures. For additional information refer to the Annual MD&A.

27MAJOR CAPITAL PROJECTSProjects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period. See “forward looking information” above.Major Capital Projects21%Base Utility Capex (Smaller Projects) 79%$28.8B Capital Plan 2026-2030Includes capital expenditures of US$1.3B for Tranche 1 for the forecast period 2026-2030. Includes capital expenditures of US$400M for Tranche 2.1 for the forecast period 2026-2030. US$3.3B – US$3.8B expected beyond 2030 and excludes projects subject to a competitive bidding process. Excludes incremental capital expenditures associated with the issuance of the OIC in July 2026. Net of customer contributions.$Millions) 2025A2026-2030FExpected Completion DateMISO LRTP Tranche 1(1) 173 1,812 2030MISO LRTP Tranche 2.1(2) 8 529 Post-2030Big Cedar Load Expansion 172 394 2028UNS EnergyTEP Transmission Project - 608 2029Springerville Natural-Gas Conversion - 238 2030 UNS Electric New Gas Generation 58 339 2028 Vail-to-Tortolita Transmission Project 144 147 2027FortisBC EnergyTilbury LNG Storage Expansion 5 627 Post-2030AMI Project 136 570 2028Tilbury 1B Project(3) 12 342 2030Eagle Mountain Pipeline Project(4) 14 274 2027

282025-2030 FORECASTED RATE BASE BY BUSINESS UNITRate Base($BILLIONS) 2025A 2026F 2027F 2028F 2029F 2030F5-YEAR CAGR TO 2030Independent Electric TransmissionITC(1) 13.9 14.6 15.9 17.1 18.4 19.8 8.1%U.S. Electric & GasUNS Energy 8.4 8.9 9.6 10.2 11.0 11.5 7.2%Central Hudson 3.7 4.0 4.2 4.4 4.7 5.0 6.6%Total U.S. Electric & Gas 12.1 12.9 13.8 14.6 15.7 16.5 7.0%Canadian & Caribbean Electric & GasFortisBC Energy 6.5 6.8 7.4 8.2 8.4 8.8 6.4%FortisAlberta 4.7 4.8 5.1 5.4 5.7 5.9 4.9%FortisBC Electric 1.8 1.9 2.0 2.1 2.2 2.3 5.3%Other Electric 3.4 3.7 3.9 4.2 4.4 4.6 6.2%Total Canadian & Caribbean Electric & Gas 16.4 17.2 18.4 19.9 20.7 21.6 5.8% Total Rate Base Forecast 42.4 44.7 48.1 51.6 54.8 57.9 7.0%Note: U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.40 for 2025 and 1.35 for 2026-2030. CAGR is calculated on a constant foreign exchange rate basis. See “forward looking information” above. (1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.

29$0.0$0.5$1.0$1.5$2.0$2.52026F 2027F 2028F 2029F 2030F 2031F 2032F 2033F 2034F 2035FRegulated Utilities ITC Holdings Fortis Inc.billions10-Year Debt Maturities(1) Includes $750M hybrid subordinated notes due 2055, shown in 2030 to reflect the first rate reset date.Note: U.S. dollar-denominated debt translated at June 30, 2026 USD:CAD closing foreign exchange rate of 1.42.LONG-TERM DEBT MATURITIES(1)

30Fixed & Floating Rate Reset ScheduleSeries G $230M5YR GoC + 2.13%September 1, 2028Series K $250M5YR GoC + 2.05%March 1, 2029Series M $600M 5YR GoC + 2.48%December 1, 2029Series H $198M5YR GoC + 1.45%June 1, 2030Perpetual Fixed RateSeries F $125M4.90% fixedSeries J $200M4.75% fixedSeries I$52M Floating: 3-mo T-bill + 1.45%QuarterlyPREFERENCE SHARESPerpetual capital with periodic rate resets

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Fortis at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800) and are also available electronically at www.sedarplus.ca.
SHORT FORM BASE SHELF PROSPECTUS
New Issue and/or Secondary Offering	December 9, 2024
FORTIS INC.
$2,000,000,000
COMMON SHARES
FIRST PREFERENCE SHARES
SECOND PREFERENCE SHARES
SUBSCRIPTION RECEIPTS
DEBT SECURITIES
We may from time to time offer and issue common shares (“Common Shares”), first preference shares (“First Preference Shares”), second preference shares (“Second Preference Shares”), subscription receipts (“Subscription Receipts”), and/or unsecured debt securities (“Debt Securities”, and together with the Common Shares, First Preference Shares, Second Preference Shares and Subscription Receipts, the “Securities”), having an aggregate offering price of up to $2,000,000,000 (or the equivalent in U.S. dollars or other currencies), during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). This Prospectus may qualify an “at-the-market distribution” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”).
We are permitted, under the multijurisdictional disclosure system (“MJDS”) adopted by the United States of America (“U.S.”) and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.
Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
Prospective investors should be aware that the acquisition of Securities described herein may subject them to tax consequences in both the U.S. and Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion contained in any applicable Prospectus Supplement.
Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because (a) our company is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, (b) some of our officers and directors and some of the experts named in this Prospectus are non-U.S. residents, and (c) some of our assets and some of the assets of those officers, directors and experts may be located outside of the U.S.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
No underwriter or dealer has been involved in the preparation of, or has performed any review of, this Prospectus.
The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (a) in the case of Common Shares, the number of shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102); (b) in the case of First Preference Shares and Second Preference Shares, the designation of the particular series, the number of shares offered, the offering price (or the manner of
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determination thereof if offered on a non-fixed price basis), the currency or currency unit for which such shares may be purchased, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; (c) in the case of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be, and any other specific terms; and (d) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.
The Corporation has determined that, as of the date hereof, it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All shelf information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to the Prospectus.
We may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, subject to obtaining any required exemptive relief, or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by us in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See “Plan of Distribution”.
This Prospectus also qualifies the distribution of Securities by certain of our securityholders, including one or more of our wholly owned subsidiaries (each a “Selling Securityholder”). One or more Selling Securityholders may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Plan of Distribution” and “Selling Securityholders”.
Our Common Shares, Cumulative Redeemable First Preference Shares, Series F (“First Preference Shares, Series F”), Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series G (“First Preference Shares, Series G”), Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series H (“First Preference Shares, Series H”), Cumulative Redeemable Floating Rate First Preference Shares, Series I (“First Preference Shares, Series I”), Cumulative Redeemable First Preference Shares, Series J (“First Preference Shares, Series J”), Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K (“First Preference Shares, Series K”) and Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M (“First Preference Shares, Series M”) are listed on the Toronto Stock Exchange (“TSX”) under the symbols “FTS”, “FTS.PR.F”, “FTS.PR.G”, “FTS.PR.H”, “FTS.PR.I”, “FTS.PR.J”, “FTS.PR.K” and “FTS.PR.M”, respectively. Our Common Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “FTS”. There is currently no market through which the First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities may be sold and purchasers may not be able to resell any First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.
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(continued from cover)
This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or to recognized market benchmark interest rates.
Subject to applicable laws, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.
No underwriter of an “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under this Prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.
Each of Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Lisa Crutchfield, Ms. Margarita K. Dilley, Ms. Julie A. Dobson and Ms. Gianna M. Manes is a director of Fortis and Mr. David G. Hutchens is an officer and director of Fortis who resides outside of Canada. Each of Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Lisa Crutchfield, Ms. Margarita K. Dilley, Ms. Julie A. Dobson, Ms. Gianna M. Manes and Mr. David G. Hutchens has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

i

NOTICE TO READERS
This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.
Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to “Fortis”, the “Corporation”, “we”, “us” and “our” refer to Fortis Inc. and our consolidated subsidiaries.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus and the documents incorporated by reference in this Prospectus contain forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (which we refer to herein as “forward-looking information”). Forward-looking information reflects our current expectations regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the expected impact of the disposition of Aitken Creek Gas Storage ULC on earnings for the annual period; targeted annual dividend growth through 2029; forecast capital expenditures for 2024 and 2025 through 2029, including investments which support the energy transition; the 2030 and 2035 direct greenhouse gas (“GHG”) emissions reduction targets; the 2050 net-zero direct GHG emissions target; planned coal retirements and the expectation to have a coal-free generation mix by 2032; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; the expected funding sources for operating expenses, interest costs, capital expenditures and working capital requirements; the expected consolidated fixed-term debt maturities and repayments through to 2029; the expectation that maintaining the capital structures of the regulated operating subsidiaries will not have an impact on our ability to pay dividends in the foreseeable future; the expectation that we will continue to have access to long-term capital and will remain compliant with debt covenants in 2024; the expected funding date and use of proceeds of debt securities to be issued by ITC Investment Holdings Inc. (“ITC”); expected sources of funding for the capital plan, including the expected source of common equity proceeds; the nature, timing, benefits and expected costs of certain capital projects including ITC’s transmission projects associated with the Midcontinent Independent System Operator, Inc. (“MISO”) long-range transmission plan (“LRTP”), resiliency investments at ITC, UNS Energy Corporation’s (“UNS”) Integrated Resource Plan Related Generation, Roadrunner Reserve Battery Storage Projects, and Vail-to-Tortolita Transmission Project, as well as FortisBC Energy Inc.’s (“FortisBC Energy”) Eagle Mountain Pipeline Project, Tilbury liquefied natural gas (“LNG”) Storage Expansion Project, Advanced Metering Infrastructure Project and Tilbury 1B Project, and additional opportunities beyond the capital plan, including transmission investments associated with MISO LRTP tranches 1, 2.1 and 2.2, further expansion of FortisBC Energy’s Tilbury LNG facility related to the construction of the Tilbury Marine Jetty project, further expansion in the U.S. to facilitate the interconnection of cleaner energy, transmission investments associated with regional transmission in New York, climate adaptation and grid resiliency investments, renewable natural gas and LNG infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure and load growth investments across our jurisdictions; the potential impact of future accounting pronouncements on our disclosures; the expectation that changes to Canadian tax legislation with respect to interest deductibility limitations and global minimum tax will not have a material impact on financial results, cash from operating activities or credit ratings; forecast rate base, being the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct (“Rate Base”) and Rate Base growth through 2029; and the expectation that long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4 – 6% annually through 2029.
Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overrun; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; the continuation of current participation levels in our Second Amended and Restated Dividend Reinvestment and Share Purchase Plan; our board of directors (the “Board of Directors”) exercising its discretion to declare dividends, taking into account our financial performance and condition; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from our foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.
We caution readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Key risk factors include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at our utilities; the physical risks associated with the provision of electric and gas service, which can be exacerbated by the impacts of climate change; risks related to environmental laws and regulations; risks associated with capital projects and the impact on our continued growth; risks associated with cybersecurity and information and operations technology; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with commodity price volatility and supply of purchased power; and risks related to general economic conditions, including inflation, interest rate and foreign exchange risks. This list is not exhaustive of the factors that may affect any of our forward-looking information. For additional information with respect to our risk factors, reference should be made to the section of this Prospectus entitled “Risk Factors”, to the documents incorporated by reference herein and to our continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities.
Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This forward-looking information is made as of the date of this Prospectus. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers are cautioned not to place undue reliance on the forward-looking information. All forward-looking information in this Prospectus and in the documents incorporated by reference herein is qualified in its entirety by the above cautionary statements and, except as required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

USE OF NON-U.S. GAAP FINANCIAL MEASURES
This Prospectus, including the documents incorporated by reference herein, contains non-U.S. GAAP financial measures including “adjusted common equity earnings”, “adjusted basic EPS”, “adjusted EPS”, “adjusted payout ratio”, “capital expenditures”, “adjusted net earnings attributable to common equity shareholders”, “adjusted EPS for annual incentive purposes and cumulative adjusted EPS for long-term incentive purposes (PSUs)” and “adjusted cash flow for annual incentive purposes”. For a detailed description of each of the non-U.S. GAAP measures used in this Prospectus, including the documents incorporated by reference herein, and a reconciliation to the most directly comparable measure under U.S. GAAP, refer to the “Non-U.S. GAAP Financial Measures” section of the Annual MD&A (as defined under the heading “Documents Incorporated by Reference” below) on pages 13 to 14 and the “About Non-US GAAP Measures” section of the Circular (as defined under the heading “Documents Incorporated by Reference” below) on pages 91 to 92. Each non-U.S. GAAP financial measure has been defined in the “Glossary” section of the Annual MD&A on pages 44 to 45 or described in the “About Non-US GAAP Measures” section of the Circular on pages 91 to 92. The non-GAAP financial measures set out in this Prospectus, including the documents incorporated by reference herein, are intended to provide additional information to investors and do not have any standardized meaning under U.S. GAAP, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed with the SEC as part of our registration statement on Form F-10 (the “Registration Statement”): the documents referred to under the heading “Documents Incorporated by Reference”; the consent of Deloitte LLP; the consent of Davies Ward Phillips & Vineberg LLP; the power of attorney of the directors and officers of Fortis; the U.S. Indenture (as defined under the heading “Description of Securities Offered — Debt Securities” below); and the Statement of Eligibility on Form T-1 under the U.S. Trust Indenture Act of 1939 of The Bank of New York Mellon.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed by us with securities commissions or similar authorities in Canada. Our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Prospectus:
(a)
our Annual Information Form dated February 8, 2024, for the fiscal year ended December 31, 2023;

(b)
our audited consolidated financial statements as at December 31, 2023 and December 31, 2022 and for the fiscal years then ended, together with the notes thereto (the “Annual Financial Statements”), and the reports of the independent registered public accounting firm dated February 8, 2024;

(c)
our Management Discussion and Analysis of financial condition and results of operations dated February 8, 2024 for the fiscal year ended December 31, 2023 (the “Annual MD&A”);

(d)
our Management Information Circular dated March 15, 2024 prepared in connection with our annual and special meeting of shareholders held on May 2, 2024 (the “Circular”);

(e)
our unaudited condensed consolidated interim financial statements as at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023, together with the notes thereto; and

(f)
our Management Discussion and Analysis of financial condition and results of operations for the three and nine months ended September 30, 2024 (the “Interim MD&A”).

Any document of the type referred to above or required to be incorporated by reference herein pursuant to National Instrument 44-101 — Short Form Prospectus Distributions, including any material change report (other than any confidential material change report), any business acquisition report, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements) subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus, and prior to the termination of the distribution under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus.
Documents filed by us with the SEC or similar authorities in Canada which are in our reports on Form 6-K or annual reports on Form 40-F under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case on or after the date of this Prospectus, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part, if and to the extent, in the case of any report on Form 6-K, expressly provided in such document. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) website at www.sec.gov.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
When we file a new annual information form and audited consolidated financial statements and related management discussion and analysis with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited condensed consolidated interim financial statements and related management discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited condensed consolidated interim financial statements and the accompanying management discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited condensed consolidated interim financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new unaudited condensed consolidated interim financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.
One or more Prospectus Supplements containing the specific variable terms of an offering of Securities and any additional or updated information will be delivered to purchasers of such Securities together with this Prospectus, except in cases where an exemption from such delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus for the purposes of applicable securities laws as of the date of any such Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
Copies of the documents incorporated by reference herein may be obtained on request without charge from our Corporate Secretary at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800). These documents are also available through the Internet on our website at www.fortisinc.com or on the Canadian System for Electronic Document Analysis and Retrieval Plus (“SEDAR”), which can be accessed at www.sedarplus.ca. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus and is not, and should not be considered to be, a part of this Prospectus, unless it is explicitly so incorporated.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the U.S. Any information filed with the SEC is electronically available on EDGAR, and may be accessed at www.sec.gov.
We have filed with the SEC a Registration Statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Securities offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Securities offered in this Prospectus, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. In connection with any offering of Securities, we will prepare a Prospectus Supplement that will contain specific information about the terms of such offering and the Prospectus Supplement will be delivered to purchasers of such Securities together with this Prospectus except in cases where an exemption from such delivery requirements is available. The Prospectus Supplement may also add, update or change information contained in this Prospectus.
PRESENTATION OF FINANCIAL INFORMATION
Financial statements incorporated by reference herein have been prepared in accordance with U.S. GAAP. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION
This Prospectus contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to “$” or “C$” are to Canadian dollars and references to “US$” are to U.S. dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. The information is based on the period end, average, low and high exchange rates as reported by Bloomberg. Such exchange rate on December 6, 2024 was C$1.4153 = US$1.00.
	Period End	Average	Low	High
		(C$ per US$)
Year ended December 31,
2023	1.3243	1.3493	1.3129	1.3882
2022	1.3554	1.3002	1.2453	1.3875
Quarter ended,
September 30, 2024	1.3525	1.3638	1.3459	1.3855
June 30, 2024	1.3679	1.3684	1.3494	1.3820
March 31, 2024	1.3540	1.3488	1.3310	1.3596
FORTIS
We are a well-diversified leader in the North American regulated electric and gas utility industry, with revenue of C$12 billion and C$8.6 billion for the year ended December 31, 2023 and the nine months ended September 30, 2024, respectively, and total assets of C$66 billion as at December 31, 2023.
Regulated utilities account for 99% of our assets. Our 9,600 employees serve 3.5 million utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries. As at December 31, 2023, 67% of our assets were located outside Canada and 61% of 2023 revenue was derived from foreign operations.
Our business segments are:
(a)
Regulated Independent Transmission — United States: consisting of the electric transmission operations of ITC, which is our indirect subsidiary, with Eiffel Investment Pte Ltd (an affiliate of GIC Pte Ltd.) owning a 19.9% interest in ITC. ITC’s business consists primarily of the electric transmission operations of ITC’s regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, ITC Midwest LLC (“ITC Midwest”), ITC Great Plains, LLC and ITC Interconnection LLC. ITC’s regulated operating subsidiaries own and operate high-voltage electric transmission systems in Michigan’s Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas, Oklahoma and Wisconsin that transmit electricity from generating stations to local distribution facilities connected to ITC’s systems;

(b)
Regulated Electric & Gas Utilities — United States: consisting of vertically integrated electrical and gas utilities in the state of Arizona: Tucson Electric Power Company (“TEP”), UNS Electric, Inc. and UNS Gas, Inc., each a subsidiary of UNS; together with Central Hudson Gas & Electric Corporation, a regulated transmission and distribution utility located in New York State’s Mid-Hudson River Valley;

(c)
Regulated Electric & Gas Utilities — Canadian and Caribbean: consisting of: (i) FortisBC Energy, the largest distributor of natural gas in British Columbia, serving residential, commercial, industrial and transportation customers; (ii) FortisAlberta Inc., a regulated electric distribution utility serving a substantial portion of southern and central Alberta; (iii) FortisBC Inc., an integrated, regulated electric utility serving the southern interior of British Columbia; (iv) Newfoundland Power Inc., a regulated electric utility that operates throughout the island portion of the Province of Newfoundland and Labrador; (v) Maritime Electric Company, Limited, a regulated electric utility on Prince Edward Island; (vi) FortisOntario Inc., which provides regulated, integrated electric utility service in Fort Erie, Cornwall, Gananoque, Port Colborne and the District of Algoma in Ontario; (vii) a 39% equity investment in the Wataynikaneyap Power Limited Partnership, a power project in Ontario completed in 2024; (viii) an indirect approximate 60% controlling ownership interest in Caribbean Utilities Company, Ltd., an integrated electric utility in Grand Cayman, Cayman Islands, the Class A Ordinary Shares of which are listed on the TSX under the symbol CUP.U; (ix) FortisTCI Limited and Turks and Caicos Utilities Limited, integrated electric utilities on the Turks and Caicos Islands; and (x) an approximate 33% equity investment in Belize Electricity Limited, an integrated electric utility in Belize; and
(d)
Non-Regulated — Corporate and Other: captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting. Consists of non-regulated holding company expenses, as well as non-regulated long-term contracted generation assets in Belize. The generation assets include three hydroelectric generating facilities with a combined generating capacity of 51 MW held through the Corporation’s indirectly wholly owned subsidiary, Fortis Belize Limited. Also includes results for the Aitken Creek natural gas storage facility until the November 1, 2023 date of disposition.

RECENT DEVELOPMENTS
At-the-Market Offering
On September 19, 2023, we filed a prospectus supplement under our base shelf prospectus dated November 21, 2022 for an at-the-market distribution of up to $500,000,000 (or the equivalent in U.S. dollars) in Common Shares. This at-the-market common equity program terminated upon filing of the Prospectus.
We plan to re-establish our at-the-market common equity program (“ATM Program”), to permit sales of up to $500,000,000 (or the equivalent in U.S. dollars) in Common Shares in at-the-market distributions on the TSX, the NYSE or on any other trading market for the Common Shares in Canada or the U.S. following the issuance of a receipt by the Ontario Securities Commission for the Prospectus. The re-establishment of our ATM Program will be further conditional upon our Registration Statement filed with the SEC becoming effective, the filing with securities regulatory authorities in each of the provinces of Canada and with the SEC of a Prospectus Supplement under our Prospectus and Registration Statement and the entering into of an equity distribution agreement with agents providing for the sale of Common Shares in at-the-market distributions. The specific terms and conditions of any such offering will be described in the applicable Prospectus Supplement.
SHARE CAPITAL OF FORTIS
Our authorized share capital consists of an unlimited number of Common Shares, an unlimited number of First Preference Shares issuable in series and an unlimited number of Second Preference Shares issuable in series, in each case without nominal or par value.
As at December 5, 2024, 499,301,105 Common Shares, 5,000,000 First Preference Shares, Series F, 9,200,000 First Preference Shares, Series G, 7,665,082 First Preference Shares, Series H, 2,334,918 First Preference Shares, Series I, 8,000,000 First Preference Shares, Series J, 10,000,000 First Preference Shares, Series K, and 24,000,000 First Preference Shares, Series M, were issued and outstanding. Our Common Shares, First Preference Shares, Series F, First Preference Shares, Series G, First Preference Shares, Series H, First Preference Shares, Series I, First Preference Shares, Series J, First Preference Shares, Series K and First Preference Shares, Series M are listed on the TSX under the symbols “FTS”, “FTS.PR.F”, “FTS.PR.G”, “FTS.PR.H”, “FTS.PR.I”, “FTS.PR.J”, “FTS.PR.K” and “FTS.PR.M”, respectively. Our Common Shares are also listed on the NYSE under the symbol “FTS”.
EARNINGS COVERAGE RATIOS
The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

DIVIDEND POLICY
Dividends on the Common Shares are declared at the discretion of our Board of Directors. We paid cumulative cash dividends on our Common Shares of $2.29 in 2023, $2.17 in 2022 and $2.05 in 2021. On December 6, 2023, our Board of Directors declared a first quarter dividend of $0.59 per Common Share, which was paid on March 1, 2024 to holders of record on February 16, 2024. On February 8, 2024, our Board of Directors declared a second quarter dividend of $0.59 per Common Share, which was paid on June 1, 2024 to holders of record on May 17, 2024. On July 30, 2024, our Board of Directors declared a third quarter dividend of $0.59 per Common Share, which was paid on September 1, 2024 to holders of record on August 20, 2024. On September 26, 2024, our Board of Directors declared a fourth quarter dividend of $0.615 per Common Share, which was paid on December 1, 2024 to holders of record on November 18, 2024. On December 4, 2024, our Board of Directors declared a first quarter dividend for 2025 of $0.615 per Common Share, which will be paid on March 1, 2025 to holders of record on February 18, 2025. We have increased our annual Common Share dividend payment for 51 consecutive years.
In September 2024, we extended our dividend growth guidance targeting annual dividend growth of 4% to 6% through 2029. We expect long-term growth in rate base will drive earnings that support dividend growth and is premised on the assumptions of management described in this Prospectus under the heading “Special Note Regarding Forward-Looking Information” and in our Interim MD&A under the heading “Forward-Looking Information”.
Regular quarterly dividends at the prescribed annual rate have been paid on all of the First Preference Shares, Series F; First Preference Shares, Series G; First Preference Shares, Series H; First Preference Shares, Series I; First Preference Shares, Series J; First Preference Shares, Series K; and First Preference Shares, Series M (collectively, the “Outstanding First Preference Shares”). Our Board of Directors declared a first quarter dividend on the Outstanding First Preference Shares on December 6, 2023, in each case in accordance with the applicable prescribed annual rate or floating rate, as the case may be, which was paid on March 1, 2024 to holders of record on February 16, 2024. On February 8, 2024, our Board of Directors declared a second quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case which was paid on June 1, 2024 to holders of record on May 17, 2024. On July 30, 2024, our Board of Directors declared a third quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case which was paid on September 1, 2024 to holders of record on August 20, 2024. On September 26, 2024, our Board of Directors declared a fourth quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case paid on December 1, 2024 to holders of record on November 18, 2024. On December 4, 2024, our Board of Directors declared a first quarter dividend for 2025 on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case to be paid on March 1, 2025 to holders of record on February 18, 2025.
DESCRIPTION OF SECURITIES OFFERED
Common Shares
Common Shares may be offered separately or together with First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities under this Prospectus. Common Shares may also be issuable on conversion or exchange of certain Debt Securities and Subscription Receipts qualified for issuance under this Prospectus.
Each Common Share offered hereunder will have the terms described below.
Dividends
Dividends on Common Shares are declared at the discretion of our Board of Directors. Holders of Common Shares are entitled to dividends on a pro rata basis if, as and when declared by our Board of Directors. Subject to the rights of the holders of First Preference Shares and Second Preference Shares and any of our other classes of shares entitled to receive dividends in priority to or rateably with the holders of the

Common Shares, our Board of Directors may declare dividends on the Common Shares to the exclusion of any of our other classes of shares.
Liquidation, Dissolution or Winding-Up
On our liquidation, dissolution or winding-up, holders of Common Shares are entitled to participate rateably in any distribution of our assets, subject to the rights of holders of the First Preference Shares and Second Preference Shares and any of our other classes of shares entitled to receive our assets on such a distribution in priority to or rateably with the holders of the Common Shares.
Voting Rights
Holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each Common Share held at such meetings.
First Preference Shares
The following is a summary of the material rights, privileges, conditions and restrictions attached to the First Preference Shares as a class. The specific terms of the First Preference Shares, including the currency in which First Preference Shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described in this section apply to those First Preference Shares, will be set forth in the applicable Prospectus Supplement. One or more series of First Preference Shares may be sold separately or together with Common Shares, Second Preference Shares, Subscription Receipts or Debt Securities under this Prospectus.
Issuance in Series
Our Board of Directors may from time to time issue First Preference Shares in one or more series. Prior to issuing shares in a series, our Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of First Preference Shares.
Priority
The shares of each series of First Preference Shares rank on a parity with the First Preference Shares of every other series and in priority to all of our other shares, including the Second Preference Shares, as to the payment of dividends, return of capital and the distribution of our assets in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs. Each series of First Preference Shares participates rateably with every other series of First Preference Shares in respect of accumulated cumulative dividends and returns of capital if any amount of cumulative dividends, whether or not declared, or amount payable on the return of capital in respect of a series of First Preference Shares, is not paid in full.
Voting
The holders of the First Preference Shares are not entitled to any voting rights as a class except to the extent that voting rights may from time to time be attached to any series of First Preference Shares, and except as provided by law or as described below under “— Modification”. At any meeting of the holders of First Preference Shares, each holder shall have one vote in respect of each First Preference Share held.
Redemption
Subject to the provisions of the Corporations Act (Newfoundland and Labrador) and any provisions relating to any particular series, we, upon giving proper notice, may redeem out of capital or otherwise at any time, or from time to time, the whole or any part of the then outstanding First Preference Shares of any one or more series on payment for each such First Preference Share of such price or prices as may be applicable to such series. Subject to the foregoing, if only a part of the then outstanding First Preference Shares of any particular series is at any time redeemed, the shares to be redeemed will be selected by lot in such manner as our Board of Directors or the transfer agent for the First Preference Shares, if any, decide, or if our Board of Directors so determine, may be redeemed pro rata disregarding fractions.
Modification
The class provisions attached to the First Preference Shares may only be amended with the prior approval of the holders of the First Preference Shares, in addition to any other approvals required by the Corporations Act (Newfoundland and Labrador) or any other statutory provisions of like or similar effect in force from time to time. The approval of the holders of the First Preference Shares with respect to any and all matters may be given by at least two-thirds of the votes cast at a meeting of the holders of the First Preference Shares duly called for that purpose.
Second Preference Shares
The rights, privileges, conditions and restrictions attaching to the Second Preference Shares are substantially identical to those attaching to the First Preference Shares, except that the Second Preference Shares are junior to the First Preference Shares with respect to the payment of dividends, repayment of capital and the distribution of our assets in the event of a liquidation, dissolution or winding up.
The specific terms of the Second Preference Shares, including the currency in which Second Preference Shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described in this Prospectus apply to those Second Preference Shares, will be set forth in the applicable Prospectus Supplement. One or more series of Second Preference Shares may be sold separately or together with Common Shares, First Preference Shares, Subscription Receipts or Debt Securities under this Prospectus.
Subscription Receipts
Subscription Receipts may be offered separately or together with Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement (the “Subscription Receipt Agreement”) that will be entered into between us and the escrow agent (the “Escrow Agent”) at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.
The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (Ontario). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.
The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedarplus.ca.
This section describes the general terms that will apply to any Subscription Receipts being offered. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:
(a)   the number of Subscription Receipts;
(b)
the price at which the Subscription Receipts will be offered;

(c)
conditions for the exchange of Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be (the “Release Conditions”), and the consequences of such conditions not being satisfied;

(d)
the procedures for the exchange of the Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities;

(e)
the number of Common Shares, First Preference Shares, Second Preference Shares or Debt Securities to be exchanged for each Subscription Receipt;

(f)
the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares, First Preference Shares, Second Preference Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

(g)
the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(h)
the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities;

(i)
the identity of the Escrow Agent;

(j)
the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”) pending satisfaction of the Release Conditions;

(k)
the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

(l)
procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

(m)
any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

(n)
material U.S. and Canadian federal income tax consequences of owning the Subscription Receipts; and

(o)
any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.
Modifications
The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.
Debt Securities
Debt Securities, which will be our direct senior or subordinated obligations, may be offered separately or together with Common Shares, First Preference Shares, Second Preference Shares or Subscription Receipts under this Prospectus, or on conversion or exchange of any such Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement.
Debt Securities may be issued under a trust indenture dated as of October 4, 2016 between us, The Bank of New York Mellon, as the U.S. trustee, and BNY Trust Company of Canada, as the Canadian co-trustee (the “U.S. Indenture”), or under a trust indenture dated as of December 12, 2016 between us and Computershare Trust Company of Canada (the “Canadian Indenture”), a copy of each of which has been filed on our SEDAR profile at www.sedarplus.ca, in either such case as supplemented from time to time. Debt Securities issued under the Canadian Indenture will not be offered or sold to persons in the U.S. pursuant to this Prospectus. Debt Securities may also be issued under new indentures between us and a trustee or trustees as will be described in a Prospectus Supplement for such Debt Securities (collectively, with the U.S. Indenture and the Canadian Indenture, the “Indentures”). A copy of any Indenture or supplement thereto entered into by us will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedarplus.ca.
This Prospectus does not qualify a distribution of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify a distribution of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or to recognized market benchmark interest rates.
We conduct our business primarily through our subsidiaries. Accordingly, our ability to meet our obligations under the Debt Securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Our subsidiaries are separate legal entities and have no independent obligation to pay dividends to us. Prior to paying dividends to us, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, our regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to us or may require that we contribute capital. The future enactment of laws or regulations may prohibit or further restrict the ability of our subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, the rights that we and our creditors would have to participate in the assets of any such subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors. Certain of our subsidiaries have incurred substantial amounts of debt in the operations and expansion of their businesses, and we anticipate that certain of our subsidiaries will continue to do so in the future.
Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Debt Securities will be effectively subordinated to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Debt Securities will be structurally subordinated to all liabilities and any preference or preferred shares of our subsidiaries.
As of December 5, 2024, on a consolidated basis (including securities due within one year), we and our operating subsidiaries had approximately $33.2 billion of outstanding debt, of which approximately $28.1 billion was subsidiary debt. Unless otherwise specified in a Prospectus Supplement, the Indentures do not limit, and future Indentures will not limit, the amount of indebtedness or preference or preferred shares issuable by our subsidiaries.
The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the Indenture under which such Debt Securities are issued.
General
The Indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an Indenture in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.
The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. Those terms may include some or all of the following:
(a)   the title of the series;
(b)
the total principal amount of the Debt Securities of the series;

(c)
the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

(d)
the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

(e)
any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

(f)
whether we may extend the interest payment periods and, if so, the terms of the extension;

(g)
the place or places where payments will be made;

(h)
whether we have the option to redeem the Debt Securities and, if so, the terms of such redemption option;

(i)
any obligation that we have to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holder;

(j)
any conversion or exchange right granted to holders, the terms and conditions thereof and the number and designation of the securities to be received by holders on any such conversion or exchange;

(k)
the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable;

(l)
if payments may be made, at our election or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

(m)
the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

(n)
whether the Debt Securities will be issuable as global securities and, if so, the securities depositary;

(o)
the events of default or covenants with respect to the Debt Securities;

(p)
any index or formula used for determining principal, premium or interest;

(q)
the terms of the subordination of any series of subordinated debt;

(r)
if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

(s)
the person to whom any interest shall be payable if other than the person in whose name the Debt Security is registered on the regular record date for such interest payment; and

(t)
any other terms.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. A copy of any such instalment receipt and pledge agreement will be filed by us with securities regulatory authorities after it has been entered into and will be available on our SEDAR profile at www.sedarplus.ca.
CHANGES IN SHARE AND LOAN CAPITAL STRUCTURE
The following describes the changes in our share and loan capital structure since September 30, 2024:
(a)
during the period from October 1, 2024 up to and including December 5, 2024, we issued an aggregate of 2,007,557 Common Shares as a result of (i) issuances under our Second Amended and Restated Dividend Reinvestment and Share Purchase Plan and our Third Amended and Restated 2012 Employee Share Purchase Plan, and (ii) the exercise of options granted pursuant to our 2012 Stock Option Plan; and

(b)
during the period from October 1, 2024 up to and including December 5, 2024, our consolidated long-term debt, capital lease and finance obligations, including current portions and committed credit facility borrowings classified as long-term debt increased by approximately $1.3 billion, principally due to an increase in credit facility borrowings and changes in the U.S. dollar to Canadian dollar exchange rate during the period.

PRIOR SALES AND TRADING PRICES AND VOLUME
Prior sales will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
Trading prices and volume of the Common Shares and the First Preference Shares will be provided, as required, in each Prospectus Supplement to this Prospectus.

USE OF PROCEEDS
We intend to use the net proceeds from the sale of Securities to repay indebtedness, to directly or indirectly finance future growth opportunities and/or for general corporate purposes. Specific information about the use of net proceeds of any offering of Securities under this Prospectus will be set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, U.S. dollars or other currencies. We may, from time to time, issue securities other than pursuant to this Prospectus.
PLAN OF DISTRIBUTION
We and any Selling Securityholder may sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and may also sell Securities to one or more other purchasers directly or through agents. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the U.S., or in both jurisdictions. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102), and the proceeds to us or the applicable Selling Securityholder from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us or the applicable Selling Securityholder.
If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.
The Securities may also be sold directly by us or any Selling Securityholder in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us or the Selling Securityholder, as applicable, or through agents designated by us or the Selling Securityholder, as applicable, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us or the Selling Securityholder, as applicable, to that agent will be set forth, in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us or the Selling Securityholder, as applicable, in the form of commissions, concessions and discounts. Any such commissions may be paid out of our or the Selling Securityholder’s general funds, as applicable, or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreement to be entered into with the us or the Selling Securityholder, as applicable, to indemnification by us or the Selling Securityholder, as applicable, against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.
Sales of Common Shares under an ATM Program, if any, will be made pursuant to an accompanying Prospectus Supplement, and the specific terms and conditions of any such offering will be described in the applicable Prospectus Supplement. Sales of Common Shares under any ATM Program will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102. The volume and timing of any “at-the-market distributions” will be determined at our sole discretion. See “Recent Developments — At-the-Market Offering”.
In connection with any offering of Securities, other than an “at-the-market distribution”, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.
No underwriter or dealer involved in an “at-the-market distribution”, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may over-allot Securities in connection with the distribution or may effect any other transactions that are intended to stabilize or maintain the market price of the Securities in connection with an “at-the-market distribution”.
SELLING SECURITYHOLDERS
This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain Selling Securityholders. The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable:
(a)
the names of the Selling Securityholders;

(b)
the number and type of Securities owned, controlled or directed by each of the Selling Securityholders;

(c)
the number of Securities being distributed for the account of each Selling Securityholder;

(d)
the number of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the relevant class;

(e)
whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only;

(f)
if the Selling Securityholder purchased any of the Securities held by it in the 24 months preceding the date of the Prospectus Supplement, the date or dates on which the Selling Securityholders acquired the Securities; and

(g)
if the Selling Securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis.

CERTAIN INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).
RISK FACTORS
An investment in the Securities involves certain risks. A prospective purchaser of Securities should carefully consider the risk factors described under:
(a)
the heading “Business Risks” found on pages 25 to 32 of the Annual MD&A; and

(b)
the heading “Business Risks” found on page 18 of the Interim MD&A,

each of which is incorporated by reference herein. In addition, prospective purchasers of Securities should carefully consider, in light of their own financial circumstances, the risk factors set out below, as well as the other information contained in this Prospectus (including the documents incorporated by reference herein) and in all subsequently filed documents incorporated by reference and those described in a Prospectus Supplement relating to a specific offering of Securities, before making an investment decision.
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE requirements
As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we will be permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We follow Canadian home country practices with regard to obtaining shareholder approval for certain dilutive events. We may in the future elect to follow Canadian home country practices with regard to other matters such as the formation and composition of our Board of Directors, our audit, human resources and governance and sustainability committees and separate sessions of independent directors. Accordingly, our investors may not be afforded the same protection as provided under NYSE corporate governance rules. Following Canadian home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers.
As a foreign private issuer, we will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain Exchange Act reports, which could result in the Securities being less attractive to investors
As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. We file our quarterly financial statements and management discussion and analysis prepared in accordance with Canadian securities laws with the SEC in a report on Form 6-K.
We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.
We will lose our foreign private issuer status if a majority of our common shares are directly or indirectly held by residents of the U.S. as of the last business day of a most recently completed second fiscal quarter. The loss of our foreign private issuer status would require us to comply with all U.S. securities law requirements applicable to U.S. domestic issuers, while we would continue to be subject to Canadian securities laws as a domestic issuer. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly higher than the costs we incur as a Canadian foreign private issuer eligible to use MJDS.
If we cease to be a foreign private issuer, we would not be eligible to use MJDS or other foreign issuer forms and will be required to file periodic and current reports, proxy statements and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements that are available to foreign private issuers with securities listed on the NYSE.
DIRECTORS AND OFFICERS
From 2010 to November 2021, Donald R. Marchand, a director of the Corporation, held various senior executive positions with TC Energy Corporation (formerly TransCanada Corporation) (“TC Energy”), including serving as Chief Financial Officer from 2010 until July 2021. In 2016, TC Energy acquired Columbia Pipeline Group Inc. (“Columbia”). In July 2018, former Columbia stockholders filed a class action lawsuit in the Delaware Court of Chancery (the “Court”) against two Columbia executives and TC Energy, alleging breaches of fiduciary duties and material disclosure omissions during the acquisition of Columbia by TC Energy. In June 2023, the Court found the Columbia executives liable for breaches of their fiduciary duties and TC Energy liable for aiding and abetting such breaches. In a May 15, 2024 decision, the Court awarded the Columbia stockholders damages of US$398.4 million and allocated responsibility for that award 50% to the former Columbia executives and 50% to TC Energy. TC Energy has disclosed that it will appeal the Court’s decision.
From October 2018 until April 2021, our director Maura J. Clark served on the board of directors of Garrett Motion Inc. (“Garrett”), a NYSE listed company. On September 20, 2020, Garrett and certain affiliated companies filed petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under Chapter 11 of the United States Bankruptcy Code. Garrett emerged from the Chapter 11 proceedings in April 2021.
AUDITORS
Our auditor is Deloitte LLP, 5 Springdale Street, Suite 1000, St. John’s, Newfoundland and Labrador A1E 0E4.
The Annual Financial Statements, and the effectiveness of our internal control over financial reporting, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. The Annual Financial Statements are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent with respect to Fortis within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and in accordance with the rules of professional conduct of the Chartered Professional Accountants of Newfoundland and Labrador.
LEGAL MATTERS
Unless otherwise specified in a Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, Toronto. At the date hereof, partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any of our associates or affiliates.
ENFORCEABILITY OF CIVIL LIABILITIES
We are continued under the laws of the Province of Newfoundland and Labrador, Canada. Some of our directors, the majority of our officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.
We have filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed CT Corporation System, 28 Liberty Street, New York, NY 10005, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of the Securities under the Registration Statement.
Additionally, it might be difficult for shareholders to enforce judgments of U.S. courts based solely upon civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. in a Canadian court against us or any of our non-U.S. resident directors, officers or the experts named in this Prospectus or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.
Seven of our directors, Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Lisa Crutchfield, Ms. Margarita K. Dilley, Ms. Julie A. Dobson, Ms. Gianna M. Manes and Mr. David G. Hutchens, our President and Chief Executive Officer, reside outside of Canada and each has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2 as agent for service of process. Investors are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.
WELL-KNOWN SEASONED ISSUER
On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including Ontario Instrument 44-501 — Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order), as amended by OSC Rule 44-502 — Extension to Ontario Instrument 44-501 Certain Prospectus Requirements for Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. The Corporation has determined that, on the date hereof, it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

FORTIS INC.
US$500,000,000 6.625% FIXED-TO-FIXED RATE JUNIOR SUBORDINATED NOTES DUE 2057
US$500,000,000 6.875% FIXED-TO-FIXED RATE JUNIOR SUBORDINATED NOTES DUE 2057

PROSPECTUS SUPPLEMENT

September 9, 2026
Joint Book-Running Managers
Morgan Stanley	MUFG	Wells Fargo Securities	BofA Securities
Co-Managers
BMO Capital Markets	CIBC Capital Markets	RBC Capital Markets	Scotiabank	TD Securities
National Bank of Canada Capital Markets
Academy Securities	Desjardins Capital Markets